Exhibit 99.1

        1st Quarter 2016 • Report to Shareholders • Three months ended January 31, 2016

TD Bank Group Reports First Quarter 2016 Results

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:

•	Reported diluted earnings per share were $1.17, compared with $1.09.
•	Adjusted diluted earnings per share were $1.18, compared with $1.12.
•	Reported net income was $2,223 million, compared with $2,060 million.
•	Adjusted net income was $2,247 million, compared with $2,123 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $65 million after tax (3 cents per share), compared with $63 million after tax (3 cents per share) in the first quarter a year ago.
•	A gain of $41 million after tax (2 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.

TORONTO, February 25, 2016 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ending January 31, 2016, which reflect growth in retail earnings.

"We are pleased to report adjusted earnings of $2.2 billion, up 6% from the first quarter last year," said Bharat Masrani, Group President and Chief Executive Officer. "Our performance reflects organic growth, favourable currency translation and expense management." The Bank also announced a dividend increase of 4 cents per common share for the dividend payable in April.

Canadian Retail

Canadian Retail net income was $1.5 billion, an increase of 4% over the first quarter last year. Higher earnings reflect loan, deposit and wealth asset volume growth and higher fee-based revenue, partially offset by lower margins, higher provision for credit losses, and a higher effective tax rate.

U.S. Retail

U.S. Retail net income was $751 million (US$552 million) in the first quarter. The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $642 million (US$470 million), an increase of 20% (3% in U.S. dollars) compared with the first quarter last year. Earnings reflect volume growth and expense management initiatives, partially offset by higher provision for credit losses and lower margins.

TD Ameritrade contributed $109 million (US$82 million) in earnings to the segment, an increase of 21% (4% in U.S. dollars) compared with the first quarter last year.

Wholesale Banking

Wholesale Banking net income was $161 million, a decrease of 16% compared with the first quarter last year, reflecting a more challenging equity trading environment and lower security gains.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.9%, the same as last quarter.

Conclusion

"Our first quarter results demonstrate the ability of our diversified business model to perform in a challenging environment," said Masrani. "Looking ahead, we remain focused on driving organic growth, improving our productivity, adapting and innovating with new initiatives and investments, and helping our customers achieve their goals."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 1

	CONTENTS

1	FIRST QUARTER FINANCIAL HIGHLIGHTS and	45	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	46	Changes in Internal Control over Financial Reporting

	MANAGEMENT'S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
3	Financial Highlights	47	Interim Consolidated Balance Sheet
4	How We Performed	48	Interim Consolidated Statement of Income
6	Financial Results Overview	49	Interim Consolidated Statement of Comprehensive Income
10	How Our Businesses Performed	50	Interim Consolidated Statement of Changes in Equity
15	Balance Sheet Review	51	Interim Consolidated Statement of Cash Flows
16	Credit Portfolio Quality	52	Notes to Interim Consolidated Financial Statements
22	Capital Position
27	Managing Risk	83	SHAREHOLDER AND INVESTOR INFORMATION
42	Securitization and Off-Balance Sheet Arrangements
44	Quarterly Results

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2015 MD&A") in the Bank's 2015 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2016", and in other statements regarding the Bank's objectives and priorities for 2016 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2015 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2016", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three months ended January 31, 2016, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2015 Consolidated Financial Statements and related Notes and 2015 MD&A. This MD&A is dated February 24, 2016. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2015 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2015 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Results of operations
Total revenue	$8,610	$8,047	$7,614
Provision for credit losses	642	509	362
Insurance claims and related expenses	655	637	699
Non-interest expenses	4,653	4,911	4,165
Net income – reported	2,223	1,839	2,060
Net income – adjusted[1]	2,247	2,177	2,123
Return on common equity – reported	13.3%	11.4%	14.6%
Return on common equity – adjusted[2]	13.5	13.5	15.1
Financial position
Total assets	$1,173,584	$1,104,373	$1,080,155
Total equity	71,674	67,028	62,629
Total Common Equity Tier 1 Capital risk-weighted assets[3]	399,617	382,360	355,597
Financial ratios
Efficiency ratio – reported	54.0%	61.0%	54.7%
Efficiency ratio – adjusted[1]	53.5	55.3	53.8
Common Equity Tier 1 Capital ratio[3]	9.9	9.9	9.5
Tier 1 Capital ratio	11.4	11.3	11.0
Provision for credit losses as a % of net average loans and acceptances[4]	0.45	0.40	0.29
Common share information – reported (dollars)
Per share earnings
Basic	$1.17	$0.96	$1.09
Diluted	1.17	0.96	1.09
Dividends per share	0.51	0.51	0.47
Book value per share	35.99	33.81	31.60
Closing share price	53.15	53.68	50.60
Shares outstanding (millions)
Average basic	1,854.1	1,853.1	1,844.2
Average diluted	1,857.5	1,857.2	1,849.7
End of period	1,850.3	1,855.1	1,845.5
Market capitalization (billions of Canadian dollars)	$98.3	$99.6	$93.4
Dividend yield	3.9%	3.9%	3.5%
Dividend payout ratio	43.6	53.0	43.2
Price-earnings ratio	12.4	12.8	12.2
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.18	$1.15	$1.12
Diluted	1.18	1.14	1.12
Dividend payout ratio	43.1%	44.5%	41.8%
Price-earnings ratio	11.4	11.7	11.7
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2015 and 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 3

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 10.4 million active online and mobile customers. TD had $1.2 trillion in assets as at January 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures to arrive at "adjusted" results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Net interest income	$5,047	$4,887	$4,560
Non-interest income	3,563	3,160	3,054
Total revenue	8,610	8,047	7,614
Provision for credit losses	642	509	362
Insurance claims and related expenses	655	637	699
Non-interest expenses	4,653	4,911	4,165
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,660	1,990	2,388
Provision for income taxes	546	259	418
Equity in net income of an investment in TD Ameritrade	109	108	90
Net income – reported	2,223	1,839	2,060
Preferred dividends	25	26	24
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,198	$1,813	$2,036
Attributable to:
Non-controlling interests	$29	$29	$27
Common shareholders	2,169	1,784	2,009

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Operating results – adjusted
Net interest income	$5,047	$4,887	$4,560
Non-interest income[1]	3,517	3,209	3,054
Total revenue	8,564	8,096	7,614
Provision for credit losses	642	509	362
Insurance claims and related expenses	655	637	699
Non-interest expenses[2]	4,579	4,480	4,092
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,688	2,470	2,461
Provision for income taxes[3]	566	417	442
Equity in net income of an investment in TD Ameritrade[4]	125	124	104
Net income – adjusted	2,247	2,177	2,123
Preferred dividends	25	26	24
Net income available to common shareholders and non-controlling interests in
subsidiaries – adjusted	2,222	2,151	2,099
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	29	27
Net income available to common shareholders – adjusted	2,193	2,122	2,072
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(65)	(65)	(63)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[6]	41	21	–
Restructuring charges[7]	–	(243)	–
Charge related to the acquisition in U.S. strategic cards portfolio and
related integration costs[8]	–	(51)	–
Total adjustments for items of note	(24)	(338)	(63)
Net income available to common shareholders – reported	$2,169	$1,784	$2,009

1	Adjusted non-interest income excludes the following items of note: first quarter 2016 - $46 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 6; fourth quarter 2015 - $24 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $73 million difference of the transaction price over the fair value of the Nordstrom assets acquired, as explained in footnote 8.
2	Adjusted non-interest expenses excludes the following items of note: first quarter 2016 – $74 million amortization of intangibles, as explained in footnote 5; fourth quarter 2015 - $73 million amortization of intangibles; $349 million due to the initiatives to reduce costs, as explained in footnote 7; $9 million due to integration costs related to the Nordstrom transaction, as explained in footnote 8; first quarter 2015 - $73 million amortization of intangibles.
3	For a reconciliation between reported and adjusted provision for income taxes, refer to the "Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes" table in the "Income Taxes" section of the MD&A.
4	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: first quarter 2016 – $16 million amortization of intangibles, as explained in footnote 5; fourth quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the AFS category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
7	During 2015, the Bank commenced its restructuring review and recorded restructuring charges of $337 million ($228 million after tax) and $349 million ($243 million after tax) on a net basis, in the second quarter and fourth quarter of 2015, respectively. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
8	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Basic earnings per share – reported	$1.17	$0.96	$1.09
Adjustments for items of note[2]	0.01	0.19	0.03
Basic earnings per share – adjusted	$1.18	$1.15	$1.12

Diluted earnings per share – reported	$1.17	$0.96	$1.09
Adjustments for items of note[2]	0.01	0.18	0.03
Diluted earnings per share – adjusted	$1.18	$1.14	$1.12
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 5

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1]
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
TD Bank, National Association (TD Bank, N.A.)	$30	$30	$29
TD Ameritrade Holding Corporation (TD Ameritrade)[2]	16	16	14
MBNA Canada	9	9	9
Aeroplan	4	4	4
Other	6	6	7
	65	65	63
Software and asset servicing rights	80	76	67
Amortization of intangibles, net of income taxes	$145	$141	$130
1	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Included in equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Average common equity	$64,641	$62,157	$54,580
Net income available to common shareholders – reported	2,169	1,784	2,009
Items of note, net of income taxes[1]	24	338	63
Net income available to common shareholders – adjusted	2,193	2,122	2,072
Return on common equity – adjusted	13.5%	13.5%	15.1%

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the first quarter of 2016 against the financial performance indicators included in TD's 2015 Annual Report. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•	Adjusted diluted earnings per share for the three months ended January 31, 2016, increased 5% from the same period last year reflecting higher earnings in the Canadian Retail and U.S. Retail segments, partially offset by a higher loss in the Corporate segment and lower earnings in Wholesale Banking. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on CET1 Capital RWA for the three months ended January 31, 2016, was 2.23%.
•	Adjusted return on common equity for the three months ended January 31, 2016, was 13.5%.
•	For the twelve months ended January 31, 2016, the total shareholder return was 9.2%, which was better than the Canadian peer[1] average of 5.0%.

Impact of Foreign Exchange Rate on U.S. Retail Translated Earnings

U.S. Retail earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year.

Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the three months ended January 31, 2016, compared with the same period last year, as shown in the following table.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2016 vs.
January 31, 2015
U.S. Retail (including TD Ameritrade)
Increased total revenue	$363
Increased non-interest expenses	212
Increased net income, after tax	115
Increase in basic earnings per share (dollars)	$0.06

A one cent increase/decrease in the U.S. dollar to Canadian dollar exchange rate will decrease/increase total Bank annual net income by approximately $40 million.

1	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 6

Economic Summary and Outlook

The Canadian economy likely expanded by only 1.2% in calendar year 2015, the weakest pace since the 2008-09 recession. The year likely ended with modest consumption growth, but there was evidence that exports were regaining momentum. For calendar year 2016, the economy is anticipated to advance by 1.3%, as weak activity in some oil-producing regions, such as Alberta and Newfoundland and Labrador, is offset by modest gains in the other provinces. The U.S. economy remains a key source of strength for Canada, with growth stateside expected to post an expansion of about 2% in calendar 2016.

Globally, growth prospects vary widely by region. Signs of improvement persist in both the United Kingdom and continental Europe. Although emerging markets will remain the main driver of global growth, some, including Brazil and Turkey, continue to face extreme weakness. China's economy continues to expand, albeit at a decelerating pace that is impacting countries within China's supply chain, such as its neighbouring Association of Southeast Asian Nations (ASEAN) countries, Japan, and other commodity producers such as Australia. Global commodity prices have remained soft, particularly within the oil market, where supply has been slow to react to past price declines.

Within the United States, the modest rate of overall expansion is expected to mask an emerging two-tier economy. U.S. dollar strength has resulted in a larger negative trade balance weighing down overall growth, as import growth outpaces exports. In contrast, domestic demand (which excludes net trade) remains quite robust, and is expected to expand by roughly 2.7% in calendar 2016, in line with the 2015 pace. Notwithstanding some weakness that materialized in late 2015, particularly among some survey-based data, the U.S. domestic economy appears to have a solid foundation, as evidenced by ongoing strength in job creation that is supporting an acceleration in wage growth. Provided there is sufficient evidence that recent financial market volatility did not undermine domestic economic fundamentals, the U.S. central bank is expected to raise the fed funds rate by an additional 50 basis points (bps) within the second half of calendar 2016.

The Canadian economy continues to undergo a complex adjustment process that has resulted from the dramatic decline in commodity prices since 2014. Business investment is expected to continue contracting in the first half of calendar 2016, led by the oil and gas industries. With oil prices expected to remain relatively weak, a significant rebound in this sector is highly unlikely over the near term. In contrast, household spending on a national basis remained relatively robust in 2015. Although the low interest rate environment is maintaining an environment of affordable debt service ratios, overall elevated debt levels are expected to constrain spending in coming years. The result will be a likely continued expansion of consumption, but at a slower pace than seen in the past.

Housing markets have also remained a stalwart area of growth for the Canadian economy in 2015. However, the supportive effects of past interest rate cuts are expected to fade by mid-2016, with residential investment declining as additional supply comes on the market. On balance, housing activity nationally is likely to embark on a gradual slowdown over the next few years, helping to restore equilibrium to the market after a prolonged period of growth.

Canada's export sector is forecast to emerge as a major driver of Canadian growth over the year, supported by U.S. demand and a weak Canadian dollar. Advances in exports will likely lead to some additional investment in machinery and equipment, which would partially offset weakness in the oil and gas sector, although this is likely to occur only towards the end of 2016 and into 2017. Government spending is likely to further support investment activity. The federal government has announced that it plans additional infrastructure spending, as well as other near-term stimulus measures. While details will not be available until the Federal budget is released, based on the government's pre-election platform intentions, spending initiatives are expected to boost GDP growth, particularly in 2017.

Against the backdrop of modest economic growth and a labour market that is expected to generate only meek net employment gains, inflationary pressures are likely to remain in line with the Bank of Canada's target of 2%. Although overall inflation is currently below this target, the impacts of past energy price declines are fading, while imported prices are rising. As a result, we expect inflation to converge back towards the central bank's preferred target by the latter half of 2017.

Given the muted inflationary pressures, the Bank of Canada is expected to maintain its policy rate at 0.50% into early 2018, helping to support growth. This is consistent with the January 2016 Monetary Policy Report, where the Bank of Canada revised its growth outlook downward, while leaving its key interest rate unchanged. This suggests that the Bank of Canada is comfortable with the current level of monetary support, and will likely adjust their economic outlook upwards once the spending program details are known from the Federal government's budget.

Net Income

Quarterly comparison – Q1 2016 vs. Q1 2015

Reported net income for the quarter was $2,223 million, an increase of $163 million, or 8%, compared with the first quarter last year. Adjusted net income for the quarter was $2,247 million, an increase of $124 million, or 6%, compared with the first quarter last year. The increase in adjusted net income was due to higher earnings in the U.S. Retail and Canadian Retail segments, partially offset by a decrease in the Corporate and Wholesale Banking segments. U.S. Retail net income increased primarily due to revenue growth, expense management, and the favourable impact of foreign currency translation, partially offset by higher provision for credit losses (PCL) and lower margins. Canadian Retail net income increased primarily due to loan and deposit volume growth, higher fee-based revenue, and wealth asset growth, partially offset by higher PCL and the impact of a higher effective tax rate. Corporate segment net loss increased primarily due to higher net corporate expenses and higher provisions for incurred but not identified credit losses, partially offset by higher revenue from treasury and balance sheet management activities. Wholesale Banking net income decreased due to lower revenue, partially offset by lower non-interest expenses and a lower effective tax rate.

Quarterly comparison – Q1 2016 vs. Q4 2015

Reported net income for the quarter increased $384 million, or 21%, compared with the prior quarter. Adjusted net income for the quarter increased $70 million, or 3%, compared with the prior quarter. The increase in adjusted net income was due to higher earnings in the U.S. Retail and Canadian Retail segments, partially offset by a decrease in Wholesale Banking and the Corporate segment. Canadian Retail net income reflects lower expenses, partially offset by a higher effective tax rate, and higher PCL. U.S. Retail net income increased primarily due to volume growth, disciplined expense management, and the favourable impact of foreign exchange translation, partially offset by higher PCL. Wholesale Banking net income decreased primarily due to higher non-interest expenses and lower revenue. Corporate segment net loss increased primarily due to higher net corporate expenses and higher provisions for incurred but not identified credit losses, partially offset by higher revenue from treasury and balance sheet management activities.

Net Interest Income

Quarterly comparison – Q1 2016 vs. Q1 2015

Net interest income for the quarter was $5,047 million, an increase of $487 million, or 11%, compared with the first quarter last year. Net interest income increased in the U.S. Retail, Corporate, and Canadian Retail segments, partially offset by a decrease in the Wholesale Banking segment. U.S. Retail net interest income increased primarily due to loan and deposit growth, an acquisition in the strategic cards portfolio, and the favourable impact of foreign currency translation, partially offset by lower loan margins. Corporate segment net interest income increased primarily due to an acquisition in the strategic cards portfolio and higher net revenue from treasury and balance sheet management activities. Canadian Retail net interest income increased primarily reflecting loan and deposit volume growth and adjustments made to the recognition of commissions paid to auto dealers, partially offset by lower margins. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 7

Quarterly comparison – Q1 2016 vs. Q4 2015

Net interest income for the quarter increased $160 million, or 3%, compared with the prior quarter. Net interest income increased in the Corporate and U.S. Retail segments, partially offset by a decrease in the Wholesale Banking segment. Corporate segment net interest income increased primarily due to an acquisition in the strategic cards portfolio and higher revenue from treasury and balance sheet management activities. U.S. Retail net interest income reflects loan and deposit growth, higher margins, an acquisition in the strategic cards portfolio, and the favourable impact of foreign currency translation. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income.

Non-Interest Income

Quarterly comparison – Q1 2016 vs. Q1 2015

Reported non-interest income for the quarter was $3,563 million, an increase of $509 million, or 17%, compared with the first quarter last year. Adjusted non-interest income for the quarter was $3,517 million, an increase of $463 million, or 15%, compared with the first quarter last year. All segments experienced an increase in adjusted non-interest income. U.S. Retail non-interest income increased primarily due to an acquisition in the strategic cards portfolio and the favourable impact of foreign currency translation. Wholesale Banking non-interest income increased primarily due to higher fee-based revenue and fixed income and foreign exchange trading revenue, partially offset by lower security gains. Canadian Retail non-interest income increased primarily reflecting higher fee-based revenue in personal and commercial banking, wealth asset growth, a change in mix of reinsurance contracts, and higher insurance premiums, partially offset by the change in fair value of investments supporting claims liabilities. Corporate segment non-interest income increased primarily due to an acquisition in the strategic cards portfolio and higher revenue from treasury and balance sheet management activities.

Quarterly comparison – Q1 2016 vs. Q4 2015

Reported non-interest income for the quarter increased $403 million, or 13%, compared with the prior quarter. Adjusted non-interest income for the quarter increased $308 million, or 10%, compared with the prior quarter. All segments experienced an increase in adjusted non-interest income. Wholesale Banking non-interest income increased primarily due to higher debt origination and improved fixed income and foreign exchange trading revenue, partially offset by lower security gains and lower equity trading revenue. U.S. Retail non-interest income increased primarily due to an acquisition in the strategic cards portfolio and the favourable impact of foreign currency translation. Canadian Retail non-interest income increased primarily due to higher fee-based revenue in personal and commercial banking and wealth advice businesses, and the change in the fair value of investments supporting claims liabilities, partially offset by seasonality of insurance premiums. Corporate segment non-interest income increased primarily due to an acquisition in the strategic cards portfolio and higher revenue from treasury and balance sheet management activities.

Provision for Credit Losses

Quarterly comparison – Q1 2016 vs. Q1 2015

PCL for the quarter was $642 million, an increase of $280 million, or 77%, compared with the first quarter last year. PCL increased primarily in the Corporate, U.S. Retail, and Canadian Retail segments. Corporate segment PCL included higher provisions for incurred but not identified credit losses due to volume growth and negative credit migration in exposures impacted by low oil prices within the Canadian Retail and Wholesale Banking loan portfolios, and an acquisition in the strategic cards portfolio. U.S. Retail PCL increased primarily due to increased allowance from commercial loan volume growth, a reserve release in the first quarter last year, and the unfavourable impact of foreign currency translation. Canadian Retail PCL increased primarily reflecting higher provisions and lower commercial recoveries.

Quarterly comparison – Q1 2016 vs. Q4 2015

PCL for the quarter increased $133 million, or 26%, compared with the prior quarter. PCL increased primarily in the Corporate and U.S. Retail segments. Corporate segment PCL included higher provisions for incurred but not identified credit losses due to volume growth and negative credit migration in exposures impacted by low oil prices within the Canadian loan portfolio, and an acquisition in the strategic cards portfolio. U.S. Retail PCL increased primarily due to increased allowance from commercial loan volume growth and the unfavourable impact of foreign currency translation.

TABLE 8: PROVISION FOR CREDIT LOSSES[1]
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Provision for credit losses – counterparty-specific and individually insignificant
Provision for credit losses – counterparty-specific	$20	$(1)	$14
Provision for credit losses – individually insignificant	613	527	552
Recoveries	(169)	(136)	(167)
Total provision for credit losses for counterparty-specific and individually insignificant	464	390	399
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[2]	65	36	–
U.S. Retail	85	70	(48)
Corporate[3]	28	13	11
Total provision for credit losses – incurred but not identified	178	119	(37)
Provision for credit losses – reported	$642	$509	$362
1	Certain comparative amounts have been recast to conform with revised presentation for the U.S. strategic cards portfolio adopted in the current period. For further information, refer to the "How our Businesses Performed" section of this document.
2	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
3	The retailer program partners' share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q1 2016 vs. Q1 2015

Insurance claims and related expenses for the quarter were $655 million, a decrease of $44 million, or 6%, compared with the first quarter last year, primarily reflecting the change in the fair value of investments supporting claims liabilities, less severe weather conditions, and favourable prior years' claims development, partially offset by increases related to a change in mix of reinsurance contracts.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 8

Quarterly comparison – Q1 2016 vs. Q4 2015

Insurance claims and related expenses for the quarter increased $18 million, or 3%, compared with the prior quarter, primarily reflecting lower favourable prior years' claims development, the change in fair value of investments supporting claims liabilities, and seasonality of claims, partially offset by less severe weather conditions.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q1 2016 vs. Q1 2015

Reported non-interest expenses were $4,653 million, an increase of $488 million, or 12%, compared with the first quarter last year. Adjusted non-interest expenses were $4,579 million, an increase of $487 million, or 12%, compared with the first quarter last year. Adjusted non-interest expenses increased in the Corporate and U.S. Retail segments. Corporate segment non-interest expenses increased primarily due to an acquisition in the strategic cards portfolio and ongoing investment in enterprise and regulatory projects. U.S. Retail non-interest expenses increased primarily due to the unfavourable impact of foreign currency translation.

The Bank's reported efficiency ratio was 54.0%, compared with 54.7% in the first quarter last year. The Bank's adjusted efficiency ratio was 53.5%, compared with 53.8% in the first quarter last year.

Quarterly comparison – Q1 2016 vs. Q4 2015

Reported non-interest expenses for the quarter decreased $258 million, or 5%, compared with the prior quarter. Adjusted non-interest expenses increased $99 million, or 2%, compared with the prior quarter. Adjusted non-interest expenses increased in the Corporate and Wholesale segments, partially offset by the Canadian Retail and U.S. Retail segments. Corporate segment non-interest expenses increased primarily due to an acquisition in the strategic cards portfolio and higher net Corporate expenses. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation. Canadian Retail non-interest expenses decreased reflecting higher marketing and business initiatives in the prior quarter, lower provisions, and productivity savings, partially offset by higher employee-related expenses, including revenue-based variable expenses in the wealth business. U.S. Retail non-interest expenses decreased primarily due to lower provisions and productivity savings, partially offset by the unfavourable impact of foreign exchange translation.

The Bank's reported efficiency ratio was 54.0%, compared with 61.0% in the prior quarter. The Bank's adjusted efficiency ratio was 53.5%, compared with 55.3% in the prior quarter.

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 20.5% for the first quarter, compared with 17.5% in the first quarter last year and 13.0% in the prior quarter. The year-over-year increase was largely due to lower tax exempt dividend income from taxable Canadian corporations, an increase in taxes associated with our insurance business, and one-time income tax charges associated with our foreign operations. The quarter-over-quarter increase was largely due to the restructuring charges taken in the prior quarter.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31		October 31		January 31
	2016		2015		2015
Income taxes at Canadian statutory income tax rate	$704	26.5%	$523	26.3%	$628	26.3%
Increase (decrease) resulting from:
Dividends received	(55)	(2.1)	(76)	(3.8)	(105)	(4.4)
Rate differentials on international operations	(115)	(4.3)	(158)	(7.9)	(126)	(5.3)
Other	12	0.4	(30)	(1.6)	21	0.9
Provision for income taxes and effective income tax rate – reported	$546	20.5%	$259	13.0%	$418	17.5%

The Bank's adjusted effective tax rate was 21.1% for the quarter, higher than 18.0% in the first quarter last year and 16.9% in the prior quarter. The year-over-year and quarter-over-quarter increases were largely due to lower tax exempt dividend income from taxable Canadian corporations, an increase in taxes associated with our insurance business, and one-time income tax charges associated with our foreign operations.

TABLE 10: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Provision for income taxes – reported	$546	$259	$418
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	25	24	24
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(5)	(3)	–
Restructuring charges	–	106	–
Charge related to the acquisition in U.S. strategic cards portfolio and related integration costs	–	31	–
Total adjustments for items of note	20	158	24
Provision for income taxes – adjusted	$566	$417	$442
Effective income tax rate – adjusted[3]	21.1%	16.9%	18.0%

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Commencing with the first quarter of 2016, the Bank reported its segment results with revised presentation for the U.S. strategic cards portfolio2. There was no impact on the net income of the segments or on the presentation of the gross and net results in the consolidated statement of income of the Bank. U.S. Retail revenues, provision for credit losses (PCL), and expenses now include only the Bank's agreed portion of the U.S. strategic cards portfolio. Previously, the gross amounts of the U.S. strategic cards portfolio were included. The retailer program partners' share of the U.S. strategic cards portfolio are now reported as part of revenues, PCL, and expenses in the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results, where applicable, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2015 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2015. For information concerning the Bank's measure of adjusted return on average common equity, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $65 million, compared with $140 million in the first quarter last year, and $95 million in the prior quarter.

TABLE 11: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Net interest income	$2,491	$2,497	$2,435
Non-interest income	2,540	2,500	2,464
Total revenue	5,031	4,997	4,899
Provision for credit losses	228	221	190
Insurance claims and related expenses	655	637	699
Non-interest expenses	2,079	2,143	2,085
Net income	$1,513	$1,496	$1,449

Selected volumes and ratios
Return on common equity	42.6%	42.3%	41.9%
Margin on average earning assets (including securitized assets)	2.80	2.84	2.88
Efficiency ratio	41.3	42.9	42.6
Assets under administration (billions of Canadian dollars)	$308	$310	$302
Assets under management (billions of Canadian dollars)	247	245	242
Number of Canadian retail branches	1,157	1,165	1,164
Average number of full-time equivalent staff	38,301	38,782	39,602

Quarterly comparison – Q1 2016 vs. Q1 2015

Canadian Retail net income for the quarter was $1,513 million, an increase of $64 million, or 4%, compared with the first quarter last year. The increase in earnings reflects loan and deposit volume growth, higher fee-based revenue, and wealth asset growth, partially offset by higher PCL and the impact of a higher effective tax rate. The annualized ROE for the quarter was 42.6%, compared with 41.9% in the first quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,031 million, an increase of $132 million, or 3%, compared with the first quarter last year. Net interest income increased $56 million, or 2%, compared with the first quarter last year, reflecting loan and deposit volume growth and adjustments made to the recognition of commissions paid to auto dealers, partially offset by lower margins. Non-interest income increased $76 million, or 3%, primarily reflecting higher fee-based revenue in personal and commercial banking, wealth asset growth, a change in mix of reinsurance contracts, and higher insurance premiums, partially offset by the change in fair value of investments supporting claims liabilities. Margin on average earning assets was 2.80%, an 8 basis point (bps) decrease, primarily reflecting the low interest rate environment and competitive pricing.

The personal banking business generated average lending volume growth of $14.4 billion, or 5%, compared with the first quarter last year. Business loans and acceptances average volumes increased $5.5 billion, or 10%. Personal deposit average volumes increased $9.3 billion, or 6%, reflecting strong growth in core chequing and savings volumes, partially offset by lower term deposit volume. Business deposit average volumes increased $2.6 billion, or 3%.

Assets under administration (AUA) were $308 billion as at January 31, 2016, an increase of $6 billion, or 2%, and assets under management (AUM) were $247 billion as at January 31, 2016, an increase of $5 billion, or 2%, compared with the first quarter of last year, reflecting new asset growth, partially offset by decreases in market value.

PCL for the quarter was $228 million, an increase of $38 million, or 20%, compared with the first quarter last year. Personal banking PCL was $225 million, an increase of $35 million, or 18%, primarily reflecting higher provisions, partially offset by a sale of charged-off accounts. Business banking PCL increased $3 million, primarily reflecting lower commercial recoveries compared with the first quarter last year. Annualized PCL as a percentage of credit volume was 0.25%, an increase of 3 bps, compared with the first quarter last year. Net impaired loans were $766 million, a decrease of $58 million, or 7%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.24% as at January 31, 2015.

2	TD offers private label and co-brand credit cards through relationships with retail programs nationwide to provide credit card products to their U.S. customers.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 10

Insurance claims and related expenses for the quarter were $655 million, a decrease of $44 million, or 6%, compared with the first quarter last year primarily reflecting the change in the fair value of investments supporting claims liabilities, less severe weather conditions, and favourable prior years' claims development, partially offset by increases related to a change in mix of reinsurance contracts.

Non-interest expenses were $2,079 million, a decrease of $6 million compared with the first quarter last year. The decrease primarily reflects productivity savings, partially offset by higher employee-related expenses including revenue-based variable expenses in the wealth business and business growth.

The efficiency ratio for the quarter was 41.3%, compared with 42.6% in the first quarter last year.

Quarterly comparison – Q1 2016 vs. Q4 2015

Canadian Retail net income for the quarter increased $17 million, or 1%, compared with the prior quarter. The increase in earnings reflects lower expenses, partially offset by the impact of a higher effective tax rate and higher PCL. The annualized ROE for the quarter was 42.6%, compared with 42.3% in the prior quarter.

Revenue increased $34 million, or 1%, compared with the prior quarter. Net interest income decreased $6 million compared with the prior quarter reflecting seasonally lower mortgage renewal revenue, largely offset by adjustments made to the recognition of commissions paid to auto dealers. Non-interest income increased $40 million, or 2%, reflecting higher fee-based revenue in personal and commercial banking and wealth advice businesses, and the change in the fair value of investments supporting claims liabilities, partially offset by seasonality of insurance premiums. Margin on average earning assets was 2.80%, or a 4 bps decrease, primarily reflecting the low interest rate environment and competitive pricing and lower mortgage renewal revenue, partially offset by adjustments made to the recognition of commissions paid to auto dealers.

The personal banking business generated average lending volume growth of $4 billion, or 1%, compared with the prior quarter. Business loans and acceptances average volumes increased $1.3 billion, or 2%. Personal deposit average volumes increased $2 billion, or 1%, while business deposit average volumes increased $0.8 billion, or 1%.

AUA were $308 billion as at January 31, 2016, a decrease of $2 billion, or 1%, reflecting decreases in market value, partially offset by new asset growth. AUM were $247 billion as at January 31, 2016, an increase of $2 billion, or 1%, compared with the prior quarter, reflecting new asset growth, partially offset by decreases in market value.

PCL for the quarter increased $7 million, or 3%, compared with the prior quarter. Personal banking PCL for the quarter decreased $3 million, or 1%, primarily reflecting a sale of charged-off accounts, partially offset by higher provisions. Business banking PCL increased $10 million primarily reflecting higher commercial recoveries in the prior quarter, partially offset by lower provisions in the current quarter. Annualized PCL as a percentage of credit volume was 0.25%, same as the prior quarter. Net impaired loans increased $51 million, or 7%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.20% as at October 31, 2015.

Insurance claims and related expenses for the quarter increased $18 million, or 3%, compared with the prior quarter primarily reflecting lower favourable prior years' claims development, the change in fair value of investments supporting claims liabilities, and seasonality of claims, partially offset by less severe weather conditions.

Non-interest expenses decreased $64 million, or 3%, primarily reflecting higher marketing and business initiatives in the prior quarter, lower provisions, and productivity savings, partially offset by employee-related expenses including higher revenue-based variable expenses in the wealth business.

The efficiency ratio for the quarter was 41.3%, compared with 42.9% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 11

TABLE 12: U.S. RETAIL[1,2]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	January 31	October 31	January 31	January 31	October 31	January 31
	2016	2015	2015	2016	2015	2015
Net interest income	$1,769	$1,658	$1,430	$1,288	$1,260	$1,226
Non-interest income	630	492	511	459	373	438
Total revenue – reported	2,399	2,150	1,941	1,747	1,633	1,664
Total revenue – adjusted	2,399	2,223	1,941	1,747	1,689	1,664
Provision for credit losses[3]	221	174	107	160	133	94
Non-interest expenses – reported	1,406	1,442	1,178	1,022	1,096	1,010
Non-interest expenses – adjusted	1,406	1,433	1,178	1,022	1,089	1,010
U.S. Retail Bank net income – reported[4]	642	486	535	470	368	457
Adjustments for items of note, net of income
taxes[5]
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs	–	51	–	–	39	–
U.S. Retail Bank net income – adjusted[4]	642	537	535	470	407	457
Equity in net income of an investment in
TD Ameritrade	109	109	90	82	84	79
Net income – adjusted	751	646	625	552	491	536
Net income – reported	$751	$595	$625	$552	$452	$536

Selected volumes and ratios
Return on common equity – reported	8.7%	7.1%	8.5%	8.7%	7.1%	8.5%
Return on common equity – adjusted	8.7	7.8	8.5	8.7	7.8	8.5
Margin on average earning assets (TEB)[6]	3.11	3.08	3.20	3.11	3.08	3.20
Efficiency ratio – reported	58.6	67.1	60.7	58.6	67.1	60.7
Efficiency ratio – adjusted	58.6	64.5	60.7	58.6	64.5	60.7
Assets under administration (billions of dollars)	$17	$16	$14	$12	$12	$11
Assets under management (billions of dollars)	100	101	77	71	77	61
Number of U.S. retail stores	1,264	1,298	1,301	1,264	1,298	1,301
Average number of full-time equivalent staff	25,226	25,250	26,021	25,226	25,250	26,021
1	Certain comparative amounts and ratios have been recast to conform with revised presentation for the U.S. strategic cards portfolio adopted in the current period. For further information, refer to the "How our Businesses Performed" section of this document.
2	Revenue, PCL, and expenses include only the Bank’s agreed portion of the U.S. strategic cards portfolio.
3	Includes provisions for credit losses on ACI loans including all Federal Deposit Insurance Corporation (FDIC) covered loans and debt securities classified as loans.
4	Before the equity in net income of the Bank's investment in TD Ameritrade.
5	For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA). On a prospective basis, beginning in the second quarter of 2015, the margin on average earning assets (a) excludes the impact of cash collateral deposited by affiliates with the U.S. banks, which have been eliminated at the U.S. Retail segment level and (b) the allocation of investments to the IDA has been changed to reflect the Basel III liquidity rules.

Quarterly comparison – Q1 2016 vs. Q1 2015

U.S. Retail net income for the quarter was $751 million (US$552 million) which included net income of $642 million (US$470 million) from the U.S. Retail Bank and $109 million (US$82 million) from the Bank's investment in TD Ameritrade. U.S. Retail earnings were up US$16 million, or 3%, compared with the first quarter last year, while Canadian dollar earnings benefited from the strengthening of the U.S. dollar with earnings up $126 million, or 20%, to $751 million. The annualized ROE for the quarter was 8.7%, compared to 8.5% for the first quarter last year.

U.S. Retail Bank net income for the quarter increased US$13 million, or 3%, compared with the first quarter last year due to revenue growth and expense management, partially offset by higher PCL and lower margins. The contribution from TD Ameritrade of US$82 million was up US$3 million, or 4% compared with the first quarter last year, primarily reflecting higher asset-based revenue and reduced operating expenses, partially offset by lower transaction-based revenue.

U.S. Retail Bank revenue is derived from retail and commercial banking operations, wealth management services, and investments. Revenue for the quarter was US$1,747 million, an increase of US$83 million, or 5%, compared with the first quarter last year, primarily due to loan and deposit growth, and the benefit of the acquisition in the strategic cards portfolio, partially offset by lower margins. Other non-interest income increased primarily due to customer account growth and higher transaction volumes. Margin on average earning assets was 3.11%, a 9 bps decrease compared with the first quarter last year, due primarily to the low interest rate and competitive environment. Excluding the acquisition in the strategic cards portfolio, average loan volumes increased US$15 billion, or 13%, compared with the first quarter last year due to growth in business loans and personal loans of 20% and 5%, respectively. Average deposit volumes increased US$18 billion, or 9%, compared with the first quarter last year, reflecting 9% growth in both personal and business deposit volumes, and a 9% increase in sweep deposit volume from TD Ameritrade.

AUA were US$12 billion as at January 31, 2016, an increase of US$0.9 billion, or 8%, compared with the first quarter last year, primarily due to a 14% increase in private banking balances. AUM were US$71 billion as at January 31, 2016, an increase of US$10 billion, or 18%, compared with the first quarter last year. The increase reflects net inflows from institutional clients, offset by the decline in global equity markets in the first quarter of 2016.

PCL for the quarter was US$160 million, an increase of US$66 million, or 70%, compared with the first quarter last year, primarily due to higher provisions for commercial, auto lending, and credit card loans. Personal banking PCL was US$119 million, an increase of US$26 million, or 28%, compared with the first quarter last year, primarily due to volume growth and a reserve release in the first quarter last year. Business banking PCL was US$40 million, a US$39 million increase as compared to the first quarter last year primarily due to increased allowance from commercial loan volume growth. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.7 billion, an increase of US$436 million, or 35%, compared with the first quarter last year reflecting the inclusion of certain home equity loans that are paying as agreed, however have been reported as impaired because borrowers may not qualify under current underwriting guidelines. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.3% as at January 31, 2016, an increase of 20 bps compared with the first quarter last year. Net impaired debt securities classified as loans were US$765 million, a decrease of US$117 million, or 13%, compared with the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 12

Non-interest expenses for the quarter were US$1,022 million, an increase of US$12 million, or 1%, compared with the first quarter last year, primarily due to an increase in business investment, volume growth, and higher benefit resulting from elective early lump sum pension payouts in the prior year, largely offset by productivity savings.

The efficiency ratio for the quarter was 58.6%, compared with 60.7% in the first quarter last year.

Quarterly comparison – Q1 2016 vs. Q4 2015

U.S. Retail Bank net income for the quarter on a reported basis increased US$102 million, or 28%, compared with the prior quarter. U.S. Retail Bank adjusted net income increased US$63 million, or 15%, primarily due to revenue growth and disciplined expense management, partially offset by higher PCL. The contribution from TD Ameritrade decreased US$2 million, or 2%, compared with the prior quarter, primarily due to lower transaction-based revenue, partially offset by increased asset-based revenue. The reported annualized ROE for the quarter was 8.7%, compared to 7.1% in the prior quarter. The adjusted annualized ROE for the quarter was 8.7%, compared to 7.8% in the prior quarter.

Reported revenue for the quarter increased US$114 million, or 7%. Adjusted revenue for the quarter increased US$58 million, or 3%, primarily due to loan and deposit growth, higher margins, and a full quarter benefit of the acquisition in the strategic cards portfolio. Margin on average earning assets was 3.11%, a 3 bps increase reflecting mainly higher deposit margins and positive balance sheet mix. Overall, absent interest rate changes, we expect margins for U.S. Retail to be relatively stable in 2016. Excluding the acquisition in the strategic cards portfolio, average loan volumes increased US$5 billion, or 4%, compared with the prior quarter due to 7% growth in business loans. Personal loan growth was flat compared with the prior quarter. Average deposit volumes increased US$5 billion, or 2%, compared with the prior quarter reflecting 3% growth in business deposit volume, 2% growth in personal deposit volume and 2% growth in sweep deposit volume from TD Ameritrade.

AUA were US$12 billion as at January 31, 2016, an increase of US$0.1 billion, or 1%, compared with the prior quarter, primarily due to an increase in private banking balances, largely offset by a decline in investment management assets due to market volatility. AUM were US$71 billion as at January 31, 2016, a decrease of US$6 billion, or 7%, compared with the prior quarter, reflecting mainly the decline in global equity markets in the first quarter of 2016.

PCL for the quarter increased US$27 million, or 20%, compared with the prior quarter. Personal banking PCL was US$119 million, flat compared with the prior quarter. Business banking PCL was US$40 million, an increase of US$4 million, compared with the prior quarter, primarily due to increased allowance from commercial loan volume growth, partially offset by the South Carolina flooding provision in the prior quarter. PCL for debt securities classified as loans was US$1 million, an increase of US$23 million, primarily due to recoveries received in the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.7 billion, an increase of US$229 million, or 16% compared with the prior quarter, primarily reflecting inclusion of certain home equity loans that are paying as agreed, however have been reported as impaired because borrowers may not qualify under current underwriting guidelines. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans increased 15 bps compared to the prior quarter. Net impaired debt securities classified as loans decreased US$32 million, or 4%, compared with the prior quarter.

Reported non-interest expenses for the quarter decreased US$74 million, or 7%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased US$67 million, or 6%, compared with the prior quarter, primarily due to lower provisions and productivity savings.

The reported efficiency ratio for the quarter was 58.6%, compared with 67.1% in the prior quarter, while the adjusted efficiency ratio was 58.6%, compared with 64.5% in the prior quarter.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 8 of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TABLE 13: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Net interest income (TEB)	$459	$550	$597
Non-interest income	205	116	114
Total revenue	664	666	711
Provision for credit losses	12	14	2
Non-interest expenses	429	390	433
Net income	$161	$196	$192

Selected volumes and ratios
Trading-related revenue	$380	$316	$380
Gross drawn (billions of dollars)[1]	18	16	14
Return on common equity	10.6%	13.0%	13.0%
Efficiency ratio	64.6	58.6	60.9
Average number of full-time equivalent staff	3,712	3,741	3,746
1	Includes gross loans and bankers' acceptances, excluding letters of credit and before any cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q1 2016 vs. Q1 2015

Wholesale Banking net income for the quarter was $161 million, a decrease of $31 million, or 16%, compared with the first quarter last year due to lower revenue, partially offset by lower non-interest expenses and a lower effective tax rate. The annualized ROE for the quarter was 10.6%, compared with 13% in the first quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $664 million, a decrease of $47 million, or 7%, compared with the first quarter last year. The decrease in revenue was primarily due to lower equity trading and security gains, partially offset by higher fee-based revenue and fixed income trading. The decrease in equity trading reflects challenging markets and lower client volumes. Fee-based revenue increased on improved mergers and acquisitions (M&A) client activity and higher corporate lending and debt underwriting fees.

PCL for the quarter was $12 million and consisted primarily of the accrual cost of credit protection and a specific provision in the corporate lending portfolio. PCL in the first quarter last year was $2 million and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter were $429 million, a decrease of $4 million, or 1%, compared with the first quarter last year. The decrease was primarily due to lower variable compensation and lower operating expenses, partially offset by the impact of foreign exchange translation.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 13

Quarterly comparison – Q1 2016 vs. Q4 2015

Wholesale Banking net income for the quarter decreased $35 million, or 18%, compared with the prior quarter primarily due to higher non-interest expenses and lower revenue. The annualized ROE for the quarter was 10.6%, compared with 13% in the prior quarter.

Revenue for the quarter decreased $2 million, compared with the prior quarter. Higher debt origination and improved fixed income and foreign exchange trading resulting from improved client activity in the quarter was largely offset by lower security gains and lower equity trading.

PCL for the quarter was $12 million, a decrease of $2 million, and consisted primarily of the accrual cost of credit protection and a specific provision in the corporate lending portfolio.

Non-interest expenses for the quarter increased $39 million, or 10%, primarily due to higher variable compensation and the impact of foreign exchange translation.

TABLE 14: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Net income (loss) – reported	$(202)	$(448)	$(206)
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	65	65	63
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(41)	(21)	–
Restructuring charges	–	243	–
Net income (loss) – adjusted	$(178)	$(161)	$(143)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(203)	$(192)	$(172)
Other	(4)	2	2
Non-controlling interests	29	29	27
Net income (loss) – adjusted	$(178)	$(161)	$(143)
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2016 vs. Q1 2015

Corporate segment's reported net loss for the quarter was $202 million, compared with a reported net loss of $206 million in the first quarter last year. Adjusted net loss was $178 million, compared with an adjusted net loss of $143 million in the first quarter last year. Adjusted net loss increased primarily due to higher net corporate expenses as a result of ongoing investment in enterprise and regulatory projects. Other items in the current quarter included higher provisions for incurred but not identified credit losses due to volume growth and negative credit migration in exposures impacted by low oil prices within the Canadian Retail and Wholesale Banking loan portfolios and higher revenue from treasury and balance sheet management activities.

Quarterly comparison – Q1 2016 vs. Q4 2015

Corporate segment's reported net loss for the quarter was $202 million, compared with a reported net loss of $448 million in the prior quarter. Adjusted net loss was $178 million, compared with an adjusted net loss of $161 million in the prior quarter. The increase in adjusted net loss was primarily due to higher net corporate expenses. Other items in the current quarter included higher provisions for incurred but not identified credit losses due to volume growth and negative credit migration in exposures impacted by low oil prices within the Canadian Retail and Wholesale Banking loan portfolios and higher revenue from treasury and balance sheet management activities.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 14

BALANCE SHEET REVIEW

Total assets were $1,174 billion as at January 31, 2016, an increase of $69 billion, or 6%, from October 31, 2015. The impact of foreign currency translation, primarily in the U.S. Retail segment, added $30 billion, or 3%, to growth in total assets. The increase was primarily due to a $23 billion increase in loans (net of allowance for loan losses), $16 billion increase in derivatives, $6 billion increase in interest-bearing deposits with banks, $6 billion increase in trading loans, securities, and other, $6 billion increase in held-to-maturity securities, $6 billion increase in AFS securities, and a $4 billion increase in securities purchased under reverse repurchase agreements.

Loans (net of allowance for loan losses) increased $23 billion primarily due to an increase in the Canadian Retail, U.S. Retail, and Wholesale Banking segments. The increase in the Canadian Retail segment was primarily due to growth in business and government loans and residential mortgages. The increase in the U.S. Retail segment was primarily due to growth in business and government loans, consumer instalment and other personal loans, and the impact of foreign currency translation. The increase in the Wholesale Banking segment was primarily due to growth in business and government loans.

Derivatives increased $16 billion primarily due to the current interest rate and foreign exchange environment.

Interest-bearing deposits with banks increased $6 billion primarily due to higher volumes and the impact of foreign currency translation in U.S. Retail.

Trading loans, securities, and other increased $6 billion primarily in Wholesale Banking.

Held-to-maturity securities increased $6 billion primarily due to new investments and the impact of foreign currency translation.

Available-for-sale securities increased $6 billion primarily due to new investments and the impact of foreign currency translation.

Securities purchased under reverse repurchase agreements increased $4 billion primarily due to an increase in trade volumes.

Total liabilities were $1,102 billion as at January 31, 2016, an increase of $65 billion, or 6%, from October 31, 2015. The impact of foreign currency translation, primarily in the U.S. Retail segment, added $30 billion, or 3%, to growth in total liabilities. The increase was primarily due to a $41 billion increase in deposits, $14 billion increase in derivatives, $9 billion increase in trading deposits, and a $3 billion increase in obligations related to securities sold short.

Deposits increased $41 billion largely driven by the U.S. Retail and Canadian Retail segments. The increase in the U.S. Retail deposits was primarily due to personal non-term deposits, business and government deposits, and the impact of foreign currency translation. The increase in Canadian Retail deposits was primarily due to personal non-term deposits.

Derivatives increased $14 billion primarily due to the current interest rate and foreign exchange environment.

Trading deposits increased $9 billion primarily due to higher issuances of certificates of deposit and bearer deposit notes in Wholesale Banking.

Obligations related to securities sold short increased $3 billion primarily due to an increase in trade volumes.

Equity was $72 billion as at January 31, 2016, an increase of $5 billion, or 7%, from October 31, 2015. The increase was primarily due to an increase in accumulated other comprehensive income driven by higher cumulative translation adjustment gains as a result of foreign currency translation, a preferred share issuance, and growth in retained earnings.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 15

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2016 vs. Q1 2015

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans were $3,799 million as at January 31, 2016, an increase of $832 million, or 28%, compared with the first quarter last year, primarily due to U.S. home equity line of credit new formations and the impact of foreign exchange. U.S. Retail gross impaired loans increased $860 million, or 47%, compared with the first quarter last year, primarily due to U.S. home equity line of credit new formations and the impact of foreign exchange. Canadian Retail gross impaired loans decreased $54 million, or 5%, compared with the first quarter last year, primarily due to improved credit quality in the Canadian personal portfolio. Net impaired loans were $3,143 million as at January 31, 2016, an increase of $725 million, or 30%, compared with the first quarter last year, primarily due to U.S. home equity line of credit new formations and the impact of foreign exchange.

The allowance for credit losses of $4,138 million as at January 31, 2016, was composed of a counterparty-specific allowance of $396 million, a collectively assessed allowance for individually insignificant impaired loans of $568 million, and an allowance for incurred but not identified credit losses of $3,174 million.

The counterparty-specific allowance increased $16 million, or 4%, compared with the first quarter last year. The collectively assessed allowance for individually insignificant impaired loans increased $54 million, or 11%, compared with the first quarter last year primarily due to the impact of foreign exchange. The allowance for incurred but not identified credit losses increased $529 million, or 20%, compared with the first quarter last year primarily due to volume growth, negative credit migration in exposures impacted by low oil prices and the impact of foreign exchange.

The allowance for incurred but not identified credit losses is established to recognize losses that management estimates to have occurred at the portfolio level as at the balance sheet date for loans not yet specifically identified as impaired. The Bank periodically reviews the methodology for calculating the allowance for incurred but not identified credit losses. As part of this review, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios, which may cause the Bank to provide or release amounts from the allowance for incurred but not identified losses. During the first quarter of 2016, certain refinements were made to the methodology, the cumulative effect of which was not material and which was included in the change for the quarter.

Quarterly comparison – Q1 2016 vs. Q4 2015

Gross impaired loans excluding debt securities classified as loans, FDIC covered loans, and other ACI loans increased $555 million, or 17%, compared with the prior quarter, primarily due to U.S. home equity line of credit new formations and the impact of foreign exchange. Impaired loans net of allowance increased $483 million, or 18%, compared with the prior quarter, primarily due to U.S. home equity line of credit new formations and the impact of foreign exchange.

The counterparty-specific allowance increased $27 million, or 7%, compared with the prior quarter, primarily due to the impact of foreign exchange. The collectively assessed allowance for individually insignificant impaired loans increased $63 million, or 12%, compared with the prior quarter, with the largest contributor the impact of foreign exchange. The allowance for incurred but not identified credit losses increased $301 million, or 10%, compared with the prior quarter primarily due to volume growth, negative credit migration in exposures impacted by low oil prices, an acquisition in the U.S. strategic cards portfolio, and the impact of foreign exchange.

TABLE 15: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Personal, Business, and Government Loans[1,2]
Impaired loans as at beginning of period	$3,244	$3,077	$2,731
Classified as impaired during the period	1,717	1,338	1,168
Transferred to not impaired during the period	(370)	(270)	(290)
Net repayments	(399)	(377)	(281)
Disposals of loans	–	–	(8)
Amounts written off	(559)	(522)	(557)
Recoveries of loans and advances previously written off	–	–	–
Exchange and other movements	166	(2)	204
Impaired loans as at end of period	$3,799	$3,244	$2,967

1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

TABLE 16: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2016	2015	2015
Allowance for loan losses for on-balance sheet loans
Counterparty-specific	$396	$369	$380
Individually insignificant	568	505	514
Incurred but not identified credit losses	2,762	2,560	2,369
Total allowance for loan losses for on-balance sheet loans	3,726	3,434	3,263
Allowance for off-balance sheet positions
Incurred but not identified credit losses	412	313	276
Total allowance for off-balance sheet positions	412	313	276
Allowance for credit losses	$4,138	$3,747	$3,539
Impaired loans, net of allowance[1,2]	$3,143	$2,660	$2,418
Net impaired loans as a percentage of net loans[1,2]	0.54%	0.48%	0.47%
Provision for credit losses as a percentage of net average loans and acceptances	0.44	0.37	0.29
1	Excludes debt securities classified as loans. For additional information refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" section of this document and Note 5 of the Interim Consolidated Financial Statements.
2	Excludes FDIC covered loans and other ACI loans. For additional information refer to the "Exposure to Acquired Credit-Impaired Loans" discussion and table in this section of the document and Note 5 of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 16

Oil and Gas Exposure

From the beginning of fiscal 2015, West Texas Intermediate crude oil prices fell from approximately US$80 per barrel to US$34 as at January 31, 2016. Within the non-retail credit portfolio, TD had $4.2 billion of drawn exposure to oil and gas producers and services as at January 31, 2016, representing less than 1% of the Bank’s total gross loans and acceptances outstanding. Of the $4.2 billion drawn exposure, $1.3 billion is to investment grade borrowers and $2.9 billion to non-investment grade borrowers. The portfolio of oil and gas exposure is broadly diversified and consistent with TD’s North American strategy. For certain producers, a borrowing base re-determination is performed on a semi-annual basis, the results of which are used to determine exposure levels and credit terms. Within the producers and services segment, there has been negative credit migration which has contributed to higher provisions in the quarter for incurred but not yet identified credit losses. Within the retail credit portfolios, TD had $61.5 billion of consumer and small business outstanding exposure in Alberta, Saskatchewan, and Newfoundland and Labrador as at January 31, 2016, the regions most impacted by lower oil prices. Excluding real estate secured lending, consumer and small business banking drawn exposure represents 2% of the Bank’s total gross loans and acceptances outstanding. The Bank regularly conducts stress testing on its credit portfolios in light of current market conditions. The Bank’s portfolios continue to perform within expectations given the current level and near term outlook for commodity prices in this sector. While further declines in prices for an extended period could increase losses, TD expects such losses to be manageable given the Bank's relatively small exposure to the oil sector.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 17: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)
												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								January 31, 2016
Canada
Atlantic provinces	$4,057	2.2%	$1,753	0.9%	$565	0.9%	$972	1.6%	$4,622	1.9%	$2,725	1.1%
British Columbia[4]	18,988	10.2	14,677	7.9	3,083	5.0	7,844	12.8	22,071	8.9	22,521	9.1
Ontario[4]	52,377	28.1	36,376	19.5	10,313	16.9	21,706	35.4	62,690	25.3	58,082	23.4
Prairies[4]	27,814	14.9	11,962	6.4	4,500	7.3	7,687	12.5	32,314	13.0	19,649	7.9
Québec	12,233	6.6	6,198	3.3	1,774	2.9	2,862	4.7	14,007	5.7	9,060	3.7
Total Canada	115,469	62.0%	70,966	38.0%	20,235	33.0%	41,071	67.0%	135,704	54.8%	112,037	45.2%
United States	1,035		27,986		11		14,314		1,046		42,300
Total	$116,504		$98,952		$20,246		$55,385		$136,750		$154,337

								October 31, 2015
Canada
Atlantic provinces	$4,086	2.2%	$1,675	0.9%	$580	0.9%	$965	1.6%	$4,666	1.9%	$2,640	1.1%
British Columbia[4]	19,364	10.5	14,099	7.6	3,173	5.2	7,798	12.7	22,537	9.1	21,897	8.9
Ontario[4]	53,592	29.0	34,447	18.6	10,603	17.4	21,411	34.8	64,195	26.1	55,858	22.7
Prairies[4]	27,890	15.1	11,477	6.2	4,607	7.5	7,596	12.4	32,497	13.2	19,073	7.7
Québec	12,435	6.7	5,944	3.2	1,816	3.0	2,768	4.5	14,251	5.8	8,712	3.5
Total Canada	117,367	63.5%	67,642	36.5%	20,779	34.0%	40,538	66.0%	138,146	56.1%	108,180	43.9%
United States	951		26,413		10		13,439		961		39,852
Total	$118,318		$94,055		$20,789		$53,977		$139,107		$148,032

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 17

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 18: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5- <10	10- <15	15- <20	20- <25	25- <30	30- <35	>=35
	years	years	years	years	years	years	years	years	Total
						January 31, 2016
Canada	1.2%	4.4%	7.8%	14.7%	38.0%	31.7%	2.2%	–%	100%
United States	2.8	3.4	15.1	4.5	12.9	60.5	0.5	0.3	100
Total	1.4%	4.3%	8.8%	13.4%	34.6%	35.4%	2.0%	0.1%	100%

						October 31, 2015
Canada	1.2%	4.4%	7.9%	14.3%	37.5%	31.8%	2.9%	–%	100%
United States	2.6	2.9	16.1	4.1	12.3	61.2	0.6	0.2	100
Total	1.4%	4.3%	8.9%	13.0%	34.3%	35.4%	2.6%	0.1%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 19: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
		January 31, 2016			October 31, 2015
Canada
Atlantic provinces	73%	70%	72%	73%	68%	72%
British Columbia[6]	68	63	66	68	63	66
Ontario[6]	69	65	68	68	64	67
Prairies[6]	73	69	72	73	68	71
Québec	72	70	72	72	70	72
Total Canada	70	66	68	70	65	68
United States	69	62	65	70	61	64
Total	70%	65%	68%	70%	64%	67%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit loan-to-value includes first position collateral mortgage if applicable.
5	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at January 31, 2016, the Bank had approximately $2.6 billion (October 31, 2015 – $2.6 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, defined as the total PCL of the quarter divided by the average month-end loan balance, was approximately 7.96% on an annual basis (October 31, 2015 – 3.43%). PCL primarily increased due to higher provisions for incurred but not identified credit losses, reflecting continued weakness in oil impacted regions. These loans are recorded at amortized cost.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 18

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 20: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty
(millions of Canadian dollars)
													As at
	Loans and commitments[1]				Derivatives, repos, and securities lending[2]				Trading and investment portfolio[3,4]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[5]
Country											January 31, 2016
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	289	7	296	–	–	–	–	17	29	12	58	354
Ireland	–	–	–	–	5	–	871	876	–	–	–	–	876
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	–	71	47	118	–	–	47	47	6	–	–	6	171
Total GIIPS	–	360	54	414	5	–	918	923	23	29	12	64	1,401
Rest of Europe
Belgium	1,961	–	40	2,001	365	13	7	385	13	1	–	14	2,400
Finland	7	247	13	267	–	23	57	80	–	1,051	–	1,051	1,398
France	457	–	253	710	99	518	1,758	2,375	46	3,812	214	4,072	7,157
Germany	1,005	565	72	1,642	447	788	1,043	2,278	122	9,140	115	9,377	13,297
Netherlands	481	317	539	1,337	776	318	280	1,374	41	4,272	694	5,007	7,718
Sweden	–	44	176	220	–	205	34	239	1	502	535	1,038	1,497
Switzerland	1,122	187	215	1,524	19	–	607	626	11	–	172	183	2,333
United Kingdom	2,309	2,157	114	4,580	948	541	4,770	6,259	156	753	3,736	4,645	15,484
Other[6]	127	16	6	149	63	170	179	412	14	1,324	228	1,566	2,127
Total Rest of Europe	7,469	3,533	1,428	12,430	2,717	2,576	8,735	14,028	404	20,855	5,694	26,953	53,411
Total Europe	$7,469	$3,893	$1,482	$12,844	$2,722	$2,576	$9,653	$14,951	$427	$20,884	$5,706	$27,017	$54,812

Country											October 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	203	4	207	–	–	3	3	1	25	2	28	238
Ireland	–	–	–	–	–	–	375	375	–	–	–	–	375
Portugal	–	–	–	–	–	–	–	–	–	–	–	–	–
Spain	–	63	47	110	–	–	37	37	7	–	–	7	154
Total GIIPS	–	266	51	317	–	–	415	415	8	25	2	35	767
Rest of Europe
Belgium	4,794	–	40	4,834	98	32	1	131	6	–	–	6	4,971
Finland	7	65	13	85	–	23	64	87	–	952	–	952	1,124
France	469	–	205	674	97	617	1,178	1,892	29	3,339	176	3,544	6,110
Germany	1,451	1,094	100	2,645	507	754	738	1,999	88	9,442	127	9,657	14,301
Netherlands	457	295	517	1,269	641	330	223	1,194	14	4,189	464	4,667	7,130
Sweden	–	30	167	197	–	27	62	89	28	458	441	927	1,213
Switzerland	1,103	181	216	1,500	22	–	707	729	11	–	211	222	2,451
United Kingdom	2,161	2,434	128	4,723	750	764	3,982	5,496	114	548	4,002	4,664	14,883
Other[6]	118	15	8	141	63	113	356	532	9	1,235	137	1,381	2,054
Total Rest of Europe	10,560	4,114	1,394	16,068	2,178	2,660	7,311	12,149	299	20,163	5,558	26,020	54,237
Total Europe	$10,560	$4,380	$1,445	$16,385	$2,178	$2,660	$7,726	$12,564	$307	$20,188	$5,560	$26,055	$55,004
1	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at January 31, 2016, or October 31, 2015.
2	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $6.9 billion for GIIPS (October 31, 2015 – $5.6 billion) and $39.3 billion for the rest of Europe (October 31, 2015 – $41.9 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
3	Trading Portfolio exposures are net of eligible short positions. Deposits of $1.8 billion (October 31, 2015 – $1.5 billion) are included in the Trading and Investment Portfolio.
4	The fair values of the GIIPS exposures in Level 3 in the Trading and Investment Portfolio were not significant as at January 31, 2016, and October 31, 2015.
5	The reported exposures do not include $0.4 billion of protection the Bank purchased through credit default swaps (October 31, 2015 – $0.4 billion).
6	Other European exposure is distributed across 11 countries (October 31, 2015 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at January 31, 2016, and October 31, 2015.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 19

TABLE 21: EXPOSURE TO EUROPE – Gross European Lending Exposure by Country
(millions of Canadian dollars)						As at
	Loans and commitments			Loans and commitments
	Direct[1]	Indirect[2]	Total	Direct[1]	Indirect[2]	Total
Country	January 31, 2016			October 31, 2015
GIIPS
Greece	$–	$–	$–	$–	$–	$–
Italy	292	4	296	204	3	207
Ireland	–	–	–	–	–	–
Portugal	–	–	–	–	–	–
Spain	71	47	118	63	47	110
Total GIIPS	363	51	414	267	50	317
Rest of Europe
Belgium	–	2,001	2,001	–	4,834	4,834
Finland	211	56	267	61	24	85
France	195	515	710	179	495	674
Germany	677	965	1,642	1,730	915	2,645
Netherlands	758	579	1,337	744	525	1,269
Sweden	216	4	220	193	4	197
Switzerland	668	856	1,524	662	838	1,500
United Kingdom	2,303	2,277	4,580	2,581	2,142	4,723
Other[3]	145	4	149	135	6	141
Total Rest of Europe	5,173	7,257	12,430	6,285	9,783	16,068
Total Europe	$5,536	$7,308	$12,844	$6,552	$9,833	$16,385

1	Includes interest-bearing deposits with banks, funded loans, and banker's acceptances.
2	Includes undrawn commitments and letters of credit.
3	Other European exposure is distributed across 11 countries (October 31, 2015 – 10 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at January 31, 2016, and October 31, 2015.

Of the Bank's European exposure, approximately 97% (October 31, 2015 – 99%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA- or better by either Moody's or S&P, and cash. Additionally, the Bank has exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $9.4 billion (October 31, 2015 – $8.8 billion) of direct exposure to supranational entities with European sponsorship and indirect exposure including $1.4 billion (October 31, 2015 – $1.6 billion) of European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

Exposure to ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are generally loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the acquisition date may include statistics such as past due status and credit scores. ACI loans are initially recorded at fair value and, as a result, no allowance for credit losses is recorded on the date of acquisition.

ACI loans were acquired through the acquisitions of FDIC-assisted transactions, which include FDIC-covered loans subject to loss sharing agreements with the FDIC, South Financial, Chrysler Financial, and a credit card portfolio within the U.S. strategic cards portfolio. The following table presents the unpaid principal balance, carrying value, counterparty-specific allowance, allowance for individually insignificant impaired loans, and the net carrying value as a percentage of the unpaid principal balance for ACI loans.

TABLE 22: ACQUIRED CREDIT-IMPAIRED LOAN PORTFOLIO
(millions of Canadian dollars, except as noted)						As at
				Allowance for
	Unpaid		Counterparty-	individually	Carrying	Percentage of
	principal	Carrying	specific	insignificant	value net of	unpaid principal
	balance[1]	value	allowance	impaired loans	allowances	balance
					January 31, 2016
FDIC-assisted acquisitions	$637	$603	$2	$46	$555	87.1%
South Financial	812	771	4	34	733	90.3
Other[2]	15	(2)	–	–	(2)	(13.3)
Total ACI loan portfolio	$1,464	$1,372	$6	$80	$1,286	87.8%

					October 31, 2015
FDIC-assisted acquisitions	$636	$601	$1	$45	$555	87.3%
South Financial	853	813	5	32	776	91.0
Other[2]	40	–	–	–	–	–
Total ACI loan portfolio	$1,529	$1,414	$6	$77	$1,331	87.1%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.
2	Other includes the ACI loan portfolios of Chrysler Financial and an acquired credit card portfolio within the U.S. strategic cards portfolio.

During the three months ended January 31, 2016, the Bank recorded a recovery of $7 million in PCL on ACI loans (three months ended January 31, 2015 – $7 million). The following table provides key credit statistics by past due contractual status and geographic concentrations based on ACI loans unpaid principal balance.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 20

TABLE 23: ACQUIRED CREDIT-IMPAIRED LOANS – Key Credit Statistics
(millions of Canadian dollars, except as noted)				As at
	January 31, 2016		October 31, 2015
	Unpaid principal balance[1]		Unpaid principal balance[1]
Past due contractual status
Current and less than 30 days past due	$1,276	87.2%	$1,314	85.9%
30-89 days past due	35	2.4	42	2.8
90 or more days past due	153	10.4	173	11.3
Total ACI loans	1,464	100.0	1,529	100.0
Geographic region
Florida	930	63.5	933	61.0
South Carolina	405	27.7	443	29.0
North Carolina	112	7.6	110	7.2
Other U.S. and Canada	17	1.2	43	2.8
Total ACI loans	$1,464	100.0%	$1,529	100.0%
1	Represents contractual amount owed net of charge-offs since acquisition of the loan.

Exposure to Non-Agency Collateralized Mortgage Obligations

As a result of the acquisition of Commerce Bancorp Inc., the Bank has exposure to non-agency Collateralized Mortgage Obligations (CMOs) collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.

These debt securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances for credit losses, counterparty-specific and collectively assessed. Counterparty-specific allowances represent individually significant loans, including the Bank's debt securities classified as loans, which are assessed for whether impairment exists at the counterparty-specific level. Collectively assessed allowances consist of loans for which no impairment is identified on a counterparty-specific level and are grouped into portfolios of exposures with similar credit risk characteristics to collectively assess if impairment exists at the portfolio level.

The allowance for losses that are incurred but not identified as at January 31, 2016, was US$41 million (October 31, 2015 – US$43 million).

The following table presents the par value, carrying value, allowance for loan losses, and the net carrying value as a percentage of the par value for the non-agency CMO portfolio as at January 31, 2016, and October 31, 2015. As at January 31, 2016, the balance of the remaining acquisition-related incurred loss was US$150 million (October 31, 2015 – US$158 million). This amount is reflected in the following table as a component of the discount from par to carrying value.

TABLE 24: NON-AGENCY CMO LOANS PORTFOLIO
(millions of U.S. dollars, except as noted)					As at
			Allowance	Carrying	Percentage
	Par	Carrying	for loan	value net of	of par
	value	value	losses	allowance	value
				January 31, 2016
Non-Agency CMOs	$1,361	$1,213	$199	$1,014	74.5%

				October 31, 2015
Non-Agency CMOs	$1,431	$1,268	$202	$1,066	74.5%

During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank's risk inherent on the entire portfolio. As a result, 4% of the non-agency CMO portfolio is rated AAA for regulatory capital reporting as at January 31, 2016 (October 31, 2015 – 4%). The net capital benefit of the re-securitization transaction is reflected in the changes in RWA. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank's assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 21

TABLE 25: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	cost	value	cost	value	cost	value
					January 31, 2016
2003	$28	$31	$38	$40	$66	$71
2004	59	66	18	20	77	86
2005	246	283	18	19	264	302
2006	193	212	86	95	279	307
2007	263	300	106	113	369	413
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$789	$892	$266	$287	$1,055	$1,179
Less: allowance for incurred but not identified credit losses					41
Total					$1,014

					October 31, 2015
2003	$36	$41	$41	$44	$77	$85
2004	62	69	19	21	81	90
2005	256	297	18	20	274	317
2006	201	220	90	101	291	321
2007	274	314	112	120	386	434
Total portfolio net of counterparty-specific
and individually insignificant credit losses	$829	$941	$280	$306	$1,109	$1,247
Less: allowance for incurred but not identified credit losses					43
Total					$1,066

CAPITAL POSITION

REGULATORY CAPITAL

Basel III Capital Framework

Capital requirements of the Basel Committee on Banking and Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. The sum of the first two components is defined as Tier 1 Capital. CET1 Capital is mainly comprised of common shares, retained earnings, and accumulated other comprehensive income. CET1 Capital is the highest quality capital and the predominant form of Tier 1 Capital. It also includes regulatory adjustments and deductions for items such as goodwill, intangible assets, and amounts by which capital items (that is, significant investments in CET1 Capital of financial institutions, mortgage servicing rights, and deferred tax assets from temporary differences) exceed allowable thresholds. Additional Tier 1 Capital primarily consists of preferred shares. Tier 2 Capital is mainly comprised of subordinated debt and certain loan loss allowances. Regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWAs3.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach whereby 57% of the CVA capital charge was applied in 2014 for the CET1 calculation. This percentage increased to 64% for 2015 and 2016, and increases to 72% in 2017, 80% in 2018, and 100% in 2019. A similar set of scalar phase-in percentages would also apply for the Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank if OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of the non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government without which the Bank would have been determined by OSFI to be non-viable. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. Under the "transitional" method, changes in capital treatment for certain items, as well as minimum capital ratio requirements, are being phased in over the period from 2013 to 2019. Under the "all-in" method, capital is defined to include all of the regulatory adjustments that will be required by 2019, while retaining the phase-out rules for non-qualifying capital instruments. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1 minimum requirement to 7%. Including the capital conservation buffer, Canadian banks are required to maintain a minimum Tier 1 Capital ratio of 8.5% and a Total Capital ratio of 10.5%.

At the discretion of OSFI, a countercyclical common equity capital buffer (CCB) within a range of 0% to 2.5% could be imposed. No CCB is currently in effect.

In July 2013, the BCBS published the updated final rules on global systemically important banks (G-SIB). None of the Canadian banks have been designated as a G-SIB. In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIB), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1 and Total Capital ratios of 8%, 9.5% and 11.5% respectively.

Basel III introduced a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-based capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%. The key components in the calculation of the ratio include, but are not limited to, Tier 1 Capital, on balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

3	Each capital ratio has its own RWA measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2015 and 2016, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 22

Global Systemically Important Banks Disclosures

In July 2013, the BCBS issued an update to the final rules on G-SIBs and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank's ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology. As per OSFI's revised Advisory issued September 2015, the six Canadian banks that have been designated as D-SIBs are also required by OSFI to publish, at a minimum, the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank's first quarter public disclosure of shareholder financial data in the following year.

The indicator based measurement approach divides the twelve indicators into five categories, with each category yielding a 20% weight to a bank's total score on the G-SIB scale as per the following table.

Category (and weighting)	Individual indicator (and weighting)	Category background
Cross-jurisdictional activity (20%)	1. Cross-jurisdictional claims (10%) 2. Cross-jurisdictional liabilities (10%)	This category measures the importance of the bank's activities outside its home jurisdiction, relative to overall activity of other banks. The two indicators account for an understanding that the international impact of a bank's distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.
Size (20%)	3. Total exposures as defined for use in the Basel III leverage ratio (20%)	This category measures the size of the bank. The larger the bank, the more difficult it is for its activities to be quickly replaced by other banks and therefore the greater the chance that its distress or failure would cause disruption to the financial markets in which it operates. The distress or failure of a large bank is also more likely to damage confidence in the financial system as a whole. Size is therefore a key measure of systemic importance.
Interconnectedness (20%)	4. Intra-financial system assets (6.67%) 5. Intra-financial system liabilities (6.67%) 6. Securities outstanding (6.67%)	This category measures the magnitude of dependence amongst banks. Given the network of contractual obligations in which the banks operate, financial distress at one institution can materially increase the likelihood of distress at other institutions. A bank's systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.
Substitutability / financial institution infrastructure (20%)	7. Assets under custody (6.67%) 8. Payments activity (6.67%) 9. Underwritten transactions in debt and equity markets (6.67%)	This category measures the extent to which other institutions could provide the same service (such as availability of substitutes) of the failed bank. The three indicators also measures the bank's dominance in the financial institution infrastructure in which it operates. The greater a bank's role in a particular business line, or as a service provider in underlying market infrastructure (for example, payment systems), the larger the disruption will likely be following its failure, in terms of both service gaps and reduced flow of market and infrastructure liquidity. At the same time, the cost to the failed bank's customers in having to seek the same service from another institution is likely to be higher for a failed bank with relatively greater market share in providing the service.
Complexity (20%)	10. Notional amount of over-the-counter (OTC) derivatives (6.67%) 11. Trading and available-for-sale securities (6.67%) 12. Level 3 assets (6.67%)	This category measures the complexity of the bank. The systemic impact of a bank's distress or failure is expected to be positively related to its overall complexity – that is, its business, structural, and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

The Bank's fiscal 2015 G-SIB score has not yet been determined, however for fiscal year 2014, the Bank was below the G-SIB bucket thresholds. The increase in Cross Jurisdictional Claims from 2014 is due to foreign exchange changes and volume increase in purchase of debt securities, individual loans and reverse repos. The increase in Cross Jurisdictional Liabilities from 2014 is due to foreign exchange changes and volume increase in fixed, demand and notice deposits for both individuals and businesses. The increase in debt underwriting volume is mainly due to foreign exchange fluctuations and larger deals. The following table provides the results of the twelve indicators for the Bank.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 23

TABLE 26: G-SIB INDICATORS
(millions of Canadian dollars)			As at
		October 31	October 31
		2015	2014

Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$482,419	$376,172
	Cross-jurisdictional liabilities	414,920	328,043
Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	1,186,459	1,092,955
Interconnectedness (20%)	Intra-financial system assets	114,567	90,893
	Intra-financial system liabilities	58,582	43,644
	Securities outstanding	272,595	257,098
Substitutability / financial institution	Assets under custody	361,632	338,241
infrastructure (20%)	Payments activity	23,301,397	21,283,645
	Underwritten transactions in debt and equity markets[1]	104,571	86,415
Complexity (20%)	Notional amount of OTC derivatives	6,448,672	5,980,550
	Trading and available-for-sale securities	44,680	66,711
	Level 3 assets	3,685	3,022
1	Certain comparative amounts have been restated.

Future Regulatory Capital Developments

In December 2014, BCBS published the final standards on the revised securitization framework. The final framework, effective January 2018, enhanced the current methodologies for calculating securitization RWA by making them more risk sensitive and limiting over-reliance on rating agencies. The final standards yield capital requirements that are higher than those under the current framework.

On August 1, 2014, the Department of Finance released a public consultation paper (the "Bail-in Consultation") regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as "bail-in") which outlines their intent to implement a comprehensive risk management framework for Canada's D-SIBs. Refer to the section on "Regulatory Developments Concerning Liquidity and Funding" in this document for more details.

In February 2014, the U.S. Federal Reserve Board released final rules on Enhanced Prudential Standards for large Foreign Bank Organizations and U.S. Bank Holding Companies (BHCs). As a result of these rules, TD will be required to consolidate 90% of its U.S. legal entity ownership interests under a single top tier U.S. Intermediate Holding Company (IHC) by July 1, 2016, and consolidate 100% of its U.S. legal entity ownership interests by July 1, 2017. The IHC will be subject to the same extensive capital, liquidity, and risk management requirements as large BHCs.

In December 2014, BCBS released a consultative document introducing a capital floor framework based on Basel II/III standardized approaches to calculate RWA. This framework will replace the current transitional floor, which is based on the Basel I standard. The objectives of a capital floor are to ensure minimum levels of banking system capital, mitigate internal approaches model risk, and enhance comparability of capital ratios across banks. The calibration of the floor is outside the scope of this consultation. The impact on the Bank will be dependent on the final calibration of the capital floor and on the revised credit, market, and operational risk standardized approaches which are currently all under review and consultation.

In July 2015, BCBS released a consultative document on a revision of the CVA framework set out in the current Basel III capital standards for the treatment of counterparty credit risk. The revised framework proposes to better align the capital standard with the fair value measurement of CVA employed under various accounting regimes and the proposed revisions to the market risk framework under the Fundamental Review of the Trading Book. The estimated timing for implementation is early 2018 to align with the implementation of the revised market risk framework.

In December 2015, BCBS released the 2nd consultative document on revisions to the standardized approach for credit risk. Similar to the first consultative document published in December 2014, the scope covers most asset classes, including Bank and Corporate exposures, Residential and Commercial real estate and off-balance sheet exposures. These revisions aim to strike the right balance in terms of simplicity, comparability and risk sensitivity.

In December 2015, OSFI announced its plan to propose a risk-sensitive floor for capital models that will be tied to increases in local property prices that are high relative to borrower incomes, thereby increasing risk weights for certain loans secured by residential real estate. The new rule will come into effect for fiscal 2017 and will apply to newly issued loans only.

In January 2015, the BCBS issued the final standard for the revised Pillar 3 disclosure requirements which require disclosure of standard templates to provide comparability and consistency of capital and risk disclosures amongst banks. In January 2016, OSFI issued for comment a draft guideline on Pillar 3 Disclosure Requirements. This guideline clarifies OSFI's expectations regarding domestic implementation by federally regulated deposit-taking institutions of the Revised Pillar 3 Disclosure Requirements issued by the BSBS in January 2015. The final version of the guideline will replace OSFI's November 2007 Advisory on Pillar 3 Disclosure Requirements. The implementation date for Pillar 3 for Canadian banks is expected to be no later than the fourth quarter of 2017.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 24

TABLE 27: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2016	2015	2015
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1]	$345,589	$328,587	$304,702
Market risk	11,808	12,655	12,201
Operational risk	42,220	41,118	38,694
Total	$399,617	$382,360	$355,597
Common Equity Tier 1 Capital	$39,597	$37,958	$33,608
Common Equity Tier 1 Capital ratio[1]	9.9%	9.9%	9.5%
Tier 1 Capital	$45,688	$43,416	$39,086
Tier 1 Capital ratio[1,2]	11.4%	11.3%	11.0%
Total Capital[3]	$55,172	$53,600	$46,586
Total Capital ratio[1,4]	13.7%	14.0%	13.0%
Leverage ratio[5]	3.7	3.7	3.5
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2015 and 2016, the scalars are 64%, 71%, and 77%, respectively.
2	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
3	Total Capital includes CET1, Tier 1, and Tier 2 Capital.
4	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
5	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.

As at January 31, 2016, the Bank's CET1, Tier 1, and Total Capital ratios were 9.9%, 11.4%, and 13.7%, respectively. The CET1 Capital ratio as at January 31, 2016, is the same as the prior quarter. The organic capital growth in the quarter was offset by a combination of common shares repurchase, actuarial losses on employee benefit plans, primarily due to the decline in long term interest rates and RWA growth in Canadian and U.S. Retail segments. The CVA capital charge represents approximately 31 bps, of which 64% (or 20 bps) is included in the January 31, 2016, CET1 Capital ratio, per OSFI's determined scalar phase-in.

Normal Course Issuer Bid

On December 9, 2015, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. On January 11, 2016, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 3 million of its common shares pursuant to private agreements between the Bank and an arm's-length third-party seller. During the quarter, the Bank completed the purchase of common shares by way of private agreements, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the quarter ended January 31, 2016, the Bank repurchased 9.5 million common shares under its NCIB at an average price of $51.23 per share for a total amount of $487 million.

TABLE 28: OUTSTANDING EQUITY AND SECURITIES EXCHANGEABLE/CONVERTIBLE INTO EQUITY[1]
(millions of shares/units, except as noted)
		As at
	January 31, 2016	October 31, 2015
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,851.3	1,856.2
Treasury shares – common	(1.0)	(1.1)
Total common shares	1,850.3	1,855.1
Stock options
Vested	7.3	7.0
Non-vested	10.1	11.4
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12[2]	28.0	–
Total preferred shares – equity	136.0	108.0
Treasury shares – preferred	(0.2)	(0.1)
Total preferred shares	135.8	107.9
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0
1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 14 of the Interim Consolidated Financial Statements.
2	On January 14, 2016, the Bank issued 28 million non-cumulative 5-Year Rate Reset Preferred Shares, Series 12 ("Series 12 shares") for gross cash consideration of $700 million, which included NVCC Provisions to ensure loss absorbency at the point of non-viability. If the NVCC Provisions were to be triggered, the maximum number of common shares that could be issued based on the formula for conversion applicable to the Series 12 shares, and assuming there are no declared and unpaid dividends on the Series 12 shares or Series 13 shares, as applicable, would be 140 million.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 25

TABLE 29: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)			For the three months ended
	January 31, 2016		October 31, 2015
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$308.1	$20.5	$296.4	$21.1
Book size	3.4	1.2	8.6	(0.5)
Book quality	(0.1)	–	0.4	–
Model updates	0.4	(4.1)	(0.9)	–
Methodology and policy	–	–	–	–
Acquisitions and disposals	–	–	2.2	–
Foreign exchange movements	14.3	1.1	(0.1)	(0.1)
Other	0.8	–	1.5	–
Total RWA movement	18.8	(1.8)	11.7	(0.6)
Common Equity Tier 1 Capital RWA, balance at
end of period	$326.9	$18.7	$308.1	$20.5

Counterparty credit risk is comprised of OTC derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA (phased in at 64% for fiscal 2015 and 2016).

Non-counterparty credit risk includes loans and advances to retail customers (individuals and small business), corporate entities (wholesale and commercial customers), banks and governments, as well as holdings of debt, equity securities, and other assets (including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property).

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the first quarter of 2016, is mainly due to growth in various retail portfolios and commercial loans in U.S. Retail and Canadian Retail segments, and corporate lending growth in Wholesale segment.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. RWA in counterparty credit risk decreased due to optimization in the potential future exposures calculation for certain derivatives allowed under the Basel III framework.

The Methodology and policy category impacts are methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate on the U.S. portfolios in the U.S. Retail and Wholesale segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TABLE 30: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver

(billions of Canadian dollars)	For the three months ended
	January 31, 2016	October 31, 2015
RWA, balance at beginning of period	$12.7	$11.7
Movement in risk levels	(0.1)	1.0
Model updates	–	–
Methodology and policy	(0.8)	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m1	n/m1
Total RWA movement	(0.9)	1.0
RWA, balance at end of period	$11.8	$12.7

1	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements.

The Model updates category reflects updates to the model to reflect recent experience and change in model scope.

The Methodology and policy category reflects methodology changes to the calculations driven by regulatory policy changes. Methodology changes related to debt specific risk drove the decrease in RWA.

Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 31: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(billions of Canadian dollars)	For the three months ended
	January 31, 2016	October 31, 2015
RWA, balance at beginning of period	$41.1	$40.3
Revenue generation	1.1	0.8
RWA, balance at end of period	$42.2	$41.1

The movement in the Revenue generation category is mainly due to an increase in gross income related to the U.S. Retail and Canadian Retail segments.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 26

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the 2015 MD&A. Additional information on risk factors can be found in the 2015 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the 2015 MD&A.

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2016.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 32: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1]
(millions of Canadian dollars)						As at
		January 31, 2016		October 31, 2015
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$35,494	$278,588	$314,082	$32,897	$276,526	$309,423
Qualifying revolving retail	–	70,122	70,122	–	63,169	63,169
Other retail	61,983	39,553	101,536	59,655	38,952	98,607
Total retail	97,477	388,263	485,740	92,552	378,647	471,199
Non-retail
Corporate	123,512	236,704	360,216	114,698	225,263	339,961
Sovereign	67,631	137,692	205,323	55,934	128,496	184,430
Bank	16,219	101,850	118,069	13,542	111,602	125,144
Total non-retail	207,362	476,246	683,608	184,174	465,361	649,535
Gross credit risk exposures	$304,839	$864,509	$1,169,348	$276,726	$844,008	$1,120,734
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 27

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 33: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
		January 31, 2016			October 31, 2015
							Non-trading market
	Balance	Trading	Non-trading	Balance	Trading	Non-trading	risk – primary risk
	sheet	market risk	market risk	sheet	market risk	market risk	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$48,739	$258	$48,481	$42,483	$219	$42,264	Interest rate
Trading loans, securities, and other	101,360	95,335	6,025	95,157	89,372	5,785	Interest rate
Derivatives	85,642	71,214	14,428	69,438	58,144	11,294	Equity, foreign exchange,
							interest rate
Financial assets designated at fair value
through profit or loss	4,525	–	4,525	4,378	–	4,378	Interest rate
Available-for-sale securities	94,372	–	94,372	88,782	–	88,782	Foreign exchange, interest rate
Held-to-maturity securities	80,207	–	80,207	74,450	–	74,450	Foreign exchange, interest rate
Securities purchased under reverse
repurchase agreements	100,941	14,036	86,905	97,364	13,201	84,163	Interest rate
Loans	570,754	–	570,754	547,775	–	547,775	Interest rate
Customers' liability under acceptances	16,720	–	16,720	16,646	–	16,646	Interest rate
Investment in TD Ameritrade	7,220	–	7,220	6,683	–	6,683	Equity
Other assets[1]	1,465	–	1,465	1,545	–	1,545	Interest rate
Assets not exposed to market risk	61,639	–	–	59,672	–	–
Total Assets	1,173,584	180,843	931,102	1,104,373	160,936	883,765

Liabilities subject to market risk
Trading deposits	84,177	2,402	81,775	74,759	2,231	72,528	Interest rate
Derivatives	71,012	66,217	4,795	57,218	52,752	4,466	Foreign exchange, interest rate
Securitization liabilities at fair value	10,954	10,954	–	10,986	10,986	–	Interest rate
Other financial liabilities designated at fair
value through profit or loss	1,024	1,019	5	1,415	1,402	13	Interest rate
Deposits	736,530	–	736,530	695,576	–	695,576	Equity, interest rate
Acceptances	16,720	–	16,720	16,646	–	16,646	Interest rate
Obligations related to securities sold short	41,876	37,464	4,412	38,803	33,594	5,209	Interest rate
Obligations related to securities sold under
repurchase agreements	65,437	10,065	55,372	67,156	12,376	54,780	Interest rate
Securitization liabilities at amortized cost	21,472	–	21,472	22,743	–	22,743	Interest rate
Subordinated notes and debentures	7,695	–	7,695	8,637	–	8,637	Interest rate
Other liabilities[1]	12,302	–	12,302	11,866	–	11,866	Interest rate
Liabilities and Equity not exposed to
market risk	104,385	–	–	98,568	–	–
Total Liabilities and Equity	$1,173,584	$128,121	$941,078	$1,104,373	$113,341	$892,464
1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 28

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading-related revenue within Wholesale Banking. Trading-related revenue is the total of trading income reported in non-interest income and the net interest income on trading positions reported in net interest income, and is reported on a TEB. For the quarter ended January 31, 2016, there were seven days of trading losses and trading-related revenue was positive for 89% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

 VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the first quarter of fiscal 2016, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 29

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 34: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended
	January 31				October 31	January 31
				2016	2015	2015
	As at	Average	High	Low	Average	Average
Interest rate risk	$9.3	$13.5	$20.0	$6.5	$9.7	$5.3
Credit spread risk	12.0	9.4	15.6	7.3	9.2	6.6
Equity risk	9.6	9.6	11.2	6.2	10.9	5.5
Foreign exchange risk	3.6	3.7	7.4	1.6	5.1	3.3
Commodity risk	1.7	1.8	3.1	1.1	1.5	1.7
Idiosyncratic debt specific risk	18.2	12.3	20.0	8.4	15.8	16.4
Diversification effect[1]	(27.9)	(26.6)	n/m2	n/m2	(30.2)	(19.6)
Total Value-at-Risk (one-day)	26.5	23.7	33.8	16.5	22.0	19.2
Stressed Value-at-Risk (one-day)	40.1	29.9	42.1	21.6	27.3	30.7
Incremental Risk Capital Charge (one-year)	$233.7	$211.5	$287.9	$167.7	$228.7	$269.0
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR, Stressed VaR and IRC were relatively unchanged compared to the prior quarter.

Average VaR increased by $4.6 million compared to the prior year driven by U.S. interest rate risk positions, partially offset by a reduction in IDSR from Canadian provincial bonds. Decreases in U.S. agency positions reduced average IRC by $58 million over the past year.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 30

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2016, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $125 million (October 31, 2015 – $143 million) after tax. An immediate and sustained 100 bps decrease in interest rates is typically used to determine the reduction in the economic value of shareholders' equity. However, due to the low rate environment in both Canada and in the U.S. at the end of the quarter, it was only possible to shock Canadian and U.S. rates by 50 bps and 50 bps respectively, while maintaining a floor at 0%. The impact of these scenarios would have reduced the economic value of shareholders' equity by $109 million (October 31, 2015 – $27 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 35: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)					As at
	January 31, 2016		October 31, 2015		January 31, 2015
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(10)	$(13)[1]	$(5)	$(15)[1]	$–	$(41)
U.S. dollar	(115)	(96)[2]	(138)	(12)[2]	(129)	(58)[2]
	$(125)	$(109)	$(143)	$(27)	$(129)	$(99)
1	Due to the low rate environment EVaR sensitivity has been measured using a 50 bps rate decline for Canadian interest rates, corresponding to an interest rate environment that is floored at 0%.
2	Due to the low rate environment EVaR sensitivity has been measured using a 50 bps rate decline for U.S. interest rates for the quarter ended January 31, 2016, and a 25bps decline for the quarters ended October 31, 2015, and January 31, 2015. All rate shocks are floored at 0%.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations without, in a timely manner, raising funding at unfavourable rates or selling assets at distressed prices. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines that took effect in January 2015.

The Bank does not consolidate the surplus liquidity of U.S. Retail with the liquidity positions of other entities due to investment restrictions imposed by the U.S. Federal Reserve Board on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in insurance business subsidiaries are also excluded in the enterprise liquidity position calculation due to regulatory investment restrictions.

The Bank’s Asset, Liability and Capital Committee (ALCO) oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity Forum (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, Wholesale Banking, and representatives from foreign operations, identifies and monitors TD's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board frequently reviews reporting of the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework and Policies annually.

The Bank's liquidity risk appetite, liquidity risk governance structure, and liquidity risk management approach have not substantially changed from that described in the 2015 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the 2015 Annual Report.

Liquid asseTS

The unencumbered liquid assets TD includes as available liquidity in the 90-day measurement period under its internal framework must be currently marketable, of sufficient credit quality, and readily convertible into cash through sale or pledging. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects the reduction in current market value of its liquid asset portfolio to be low given the underlying high credit quality and demonstrated liquidity.

Although TD has access to the Bank of Canada’s Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD does not consider borrowing capacity at central banks as a source of available liquidity when assessing liquidity positions.

Liquid assets that are considered when determining the Bank’s available liquidity are summarized in the following table, which does not include assets held within the Bank’s insurance businesses, as these assets are dedicated to cover insurance liabilities and are not considered available to meet the Bank’s general liquidity requirements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 31

TABLE 36: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)
						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		January 31, 2016
Cash and due from banks	$1.8	$–	$1.8	–%	$0.3	$1.5
Canadian government obligations	17.1	35.2	52.3	12	23.8	28.5
National Housing Act Mortgage-Backed
Securities (NHA MBS)	36.0	0.4	36.4	8	3.1	33.3
Provincial government obligations	10.2	6.6	16.8	4	7.2	9.6
Corporate issuer obligations	5.3	4.3	9.6	2	2.0	7.6
Equities	13.7	3.5	17.2	4	6.5	10.7
Other marketable securities and/or loans	4.5	1.1	5.6	1	0.9	4.7
Total Canadian dollar-denominated	88.6	51.1	139.7	31	43.8	95.9
Cash and due from banks	42.1	–	42.1	10	1.1	41.0
U.S. government obligations	18.7	31.6	50.3	11	32.0	18.3
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	33.4	5.8	39.2	9	14.9	24.3
Other sovereign obligations	44.0	34.2	78.2	18	20.0	58.2
Corporate issuer obligations	59.4	14.9	74.3	17	14.9	59.4
Equities	11.5	2.4	13.9	3	0.9	13.0
Other marketable securities and/or loans	3.6	0.8	4.4	1	0.1	4.3
Total non-Canadian dollar-denominated	212.7	89.7	302.4	69	83.9	218.5
Total	$301.3	$140.8	$442.1	100%	$127.7	$314.4

		October 31, 2015
Cash and due from banks	$2.9	$–	$2.9	1%	$0.2	$2.7
Canadian government obligations	17.6	29.0	46.6	11	19.6	27.0
NHA MBS	38.5	0.5	39.0	9	3.3	35.7
Provincial government obligations	9.3	6.8	16.1	4	7.0	9.1
Corporate issuer obligations	5.3	4.1	9.4	2	1.5	7.9
Equities	15.3	3.5	18.8	5	7.2	11.6
Other marketable securities and/or loans	3.5	1.2	4.7	1	0.7	4.0
Total Canadian dollar-denominated	92.4	45.1	137.5	33	39.5	98.0
Cash and due from banks	36.8	–	36.8	9	1.2	35.6
U.S. government obligations	13.0	28.7	41.7	10	28.7	13.0
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	31.3	5.8	37.1	9	14.4	22.7
Other sovereign obligations	43.0	35.5	78.5	19	21.8	56.7
Corporate issuer obligations	55.5	0.9	56.4	13	4.3	52.1
Equities	5.9	3.1	9.0	2	1.3	7.7
Other marketable securities and/or loans	6.6	14.2	20.8	5	12.4	8.4
Total non-Canadian dollar-denominated	192.1	88.2	280.3	67	84.1	196.2
Total	$284.5	$133.3	$417.8	100%	$123.6	$294.2
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

The increase of $20.2 billion in total unencumbered liquid assets from the previous quarter was mainly due to the impact of foreign exchange translation. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 37: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)		As at
	January 31	October 31
	2016	2015
The Toronto-Dominion Bank (Parent)	$89.1	$91.4
Bank subsidiaries	195.9	175.2
Foreign branches	29.4	27.6
Total	$314.4	$294.2

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 32

TD's monthly average liquid assets for the quarter ended January 31, 2016, and October 31, 2015, are summarized in the following table.

TABLE 38: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(billions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		January 31, 2016
Cash and due from banks	$3.1	$–	$3.1	1%	$0.2	$2.9
Canadian government obligations	16.1	31.2	47.3	11	21.6	25.7
NHA MBS	36.7	0.4	37.1	9	2.9	34.2
Provincial government obligations	9.8	6.4	16.2	4	6.8	9.4
Corporate issuer obligations	6.3	4.2	10.5	2	2.1	8.4
Equities	14.0	3.5	17.5	4	6.8	10.7
Other marketable securities and/or loans	4.1	1.1	5.2	1	0.8	4.4
Total Canadian dollar-denominated	90.1	46.8	136.9	32	41.2	95.7
Cash and due from banks	33.3	–	33.3	8	1.1	32.2
U.S. government obligations	16.3	32.5	48.8	11	33.2	15.6
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	32.6	6.5	39.1	9	15.6	23.5
Other sovereign obligations	44.0	39.0	83.0	19	23.4	59.6
Corporate issuer obligations	58.2	14.0	72.2	17	15.1	57.1
Equities	11.8	2.8	14.6	3	1.0	13.6
Other marketable securities and/or loans	3.6	0.9	4.5	1	0.1	4.4
Total non-Canadian dollar-denominated	199.8	95.7	295.5	68	89.5	206.0
Total	$289.9	$142.5	$432.4	100%	$130.7	$301.7

		October 31, 2015
Cash and due from banks	$2.7	$–	$2.7	1%	$0.4	$2.3
Canadian government obligations	18.6	32.2	50.8	12	20.1	30.7
NHA MBS	38.1	0.5	38.6	9	3.5	35.1
Provincial government obligations	8.8	7.6	16.4	4	7.5	8.9
Corporate issuer obligations	7.8	4.2	12.0	3	1.7	10.3
Equities	16.0	3.2	19.2	4	6.5	12.7
Other marketable securities and/or loans	4.0	1.0	5.0	1	0.6	4.4
Total Canadian dollar-denominated	96.0	48.7	144.7	34	40.3	104.4
Cash and due from banks	38.3	–	38.3	9	1.2	37.1
U.S. government obligations	13.6	29.0	42.6	10	30.2	12.4
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	32.2	7.9	40.1	9	15.9	24.2
Other sovereign obligations	43.9	37.9	81.8	19	21.9	59.9
Corporate issuer obligations	56.6	9.4	66.0	15	11.7	54.3
Equities	6.1	3.0	9.1	2	1.0	8.1
Other marketable securities and/or loans	5.4	5.4	10.8	2	4.2	6.6
Total non-Canadian dollar-denominated	196.1	92.6	288.7	66	86.1	202.6
Total	$292.1	$141.3	$433.4	100%	$126.4	$307.0
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be rehypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 39: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(billions of Canadian dollars)	Average for the three months ended
	January 31	October 31
	2016	2015
The Toronto-Dominion Bank (Parent)	$87.0	$100.8
Bank subsidiaries	186.3	180.6
Foreign branches	28.4	25.6
Total	$301.7	$307.0

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 33

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support collateral needs, and participate in clearing and settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 40: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(billions of Canadian dollars, except as noted)	As at
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[3]	Other[4]	collateral[5]	Other[6]	assets	of total assets
					January 31, 2016
Cash and due from banks	$–	$–	$–	$3.2	$3.2	–%
Interest-bearing deposits with banks	5.6	2.4	38.5	2.2	48.7	0.7
Securities, trading loans, and other[7]	61.0	10.9	186.1	22.5	280.5	6.1
Derivatives	–	–	–	85.6	85.6	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	100.9	100.9	–
Loans, net of allowance for loan losses	22.9	50.0	77.3	416.8	567.0	6.3
Customers' liability under acceptances	–	–	–	16.7	16.7	–
Investment in TD Ameritrade	–	–	–	7.2	7.2	–
Goodwill	–	–	–	17.4	17.4	–
Other intangibles	–	–	–	2.7	2.7	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5.6	5.6	–
Deferred tax assets	–	–	–	2.1	2.1	–
Other assets[9]	0.5	–	–	35.5	36.0	–
Total on-balance sheet assets	$90.0	$63.3	$301.9	$718.4	$1,173.6	13.1%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	90.5	–	26.2	(100.9)
Securities borrowing and collateral received	19.2	–	8.7	1.2
Margin loans and other client activity	1.6	–	13.3	(7.9)
Total off-balance sheet items	111.3	–	48.2	(107.6)
Total	$201.3	$63.3	$350.1	$610.8
					October 31, 2015
Total on-balance sheet assets	$85.4	$62.9	$279.8	$676.3	$1,104.4	13.4%
Total off-balance sheet items	99.1	–	51.0	(104.5)
Total	$184.5	$62.9	$330.8	$571.8
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, it is assumed for the purpose of this disclosure that the on-balance sheet holding is encumbered ahead of the off-balance sheet holding.
3	Represents assets that have been posted externally to support the Bank's liabilities and day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD's funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, and other financial assets designated at fair value through profit or loss, available-for-sale securities, and held-to-maturity securities.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of these transactions and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the 90-day "Severe Combined Stress" scenario, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency stages based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 34

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, reduce access to capital markets, and could also affect the Bank's ability to enter into routine derivative or hedging transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 41: CREDIT RATINGS[1]
As at
January 31, 2016
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa1	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Negative
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of a one-notch downgrade in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 42: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
(billions of Canadian dollars)	Average for the three months ended
	January 31	October 31
	2016	2015
One-notch downgrade	$0.1	$0.2
Two-notch downgrade	0.2	0.3
Three-notch downgrade	0.4	0.4

LIQUIDITY COVERAGE RATIO

The Bank must maintain the Liquidity Coverage Ratio (LCR) above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The LCR is calculated as the ratio of the stock of unencumbered high quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, partial loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, sudden increases in the drawdown of unused lines provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk. HQLA eligible for the LCR calculation under the OSFI LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities. In calculating the LCR, HQLA haircuts, deposit run-off rates, and other outflow and inflow rates are prescribed by the OSFI LAR guideline.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 35

The following table summarizes the Bank's regulatory average monthly LCR position for the first quarter of 2016, calculated in accordance with OSFI's LAR guideline.

TABLE 43: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(billions of Canadian dollars, except as noted)	Average for the three months ended
		January 31, 2016
	Total unweighted	Total weighted
	value (average)[2]	value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a4	$173.3

Cash outflows
Retail deposits and deposits from small business customers, of which:	$384.5	$26.9
Stable deposits[5]	164.5	4.9
Less stable deposits	220.0	22.0
Unsecured wholesale funding, of which:	193.4	87.2
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	89.6	21.0
Non-operational deposits (all counterparties)	77.5	39.9
Unsecured debt	26.3	26.3
Secured wholesale funding	n/a4	6.9
Additional requirements, of which:	149.3	35.0
Outflows related to derivative exposures and other collateral requirements	21.4	6.1
Outflows related to loss of funding on debt products	6.6	6.6
Credit and liquidity facilities	121.3	22.3
Other contractual funding obligations	10.0	5.8
Other contingent funding obligations[7]	513.2	7.2
Total cash outflows	$ n/a4	$169.0

Cash inflows
Secured lending	$95.5	$15.2
Inflows from fully performing exposures	11.2	6.0
Other cash inflows	7.8	7.8
Total cash inflows	$114.5	$29.0

	Average for the three months ended
	January 31, 2016	October 31, 2015
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[8]	$173.3	$179.1
Total net cash outflows[9]	140.0	142.1
Liquidity coverage ratio[10]	124%	126%
1	The average is comprised of the three month ends that are in the fiscal quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	Not applicable.
5	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts, or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).
10	The LCR percentage is calculated as the simple average of the three month-end LCR percentages.

The Bank’s average LCR of 124% for quarter ended January 31, 2016, continues to meet the regulatory requirement. The 2% change over the prior quarter's LCR was mainly due to decreased HQLA requirements partially offset by fewer wholesale funding maturities.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended January 31, 2016, was $173.3 billion (October 31, 2015 – $179.1 billion), with Level 1 assets representing 81%. Level 1 assets are defined as the highest quality of HQLA, and include cash, central bank reserves, and highly-rated securities issued or guaranteed by governments, central banks, public-sector entities, and multilateral development banks. The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

We manage our LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the "How TD Manages Liquidity Risk" section of the 2015 Annual Report, we manage our HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements. Therefore, changes to the amount of TD's HQLA holdings should be considered a part of TD's normal business activities instead of any indication of a change in the Bank's risk appetite, unless otherwise stated.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 36

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires, among other things, assets be funded to the appropriate term or stressed trading market depth.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, domestic wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 70% of total funding excluding securitization.

The increase of $28.4 billion in deposits raised through personal and commercial banking channels in U.S. Retail from October 31, 2015, to January 31, 2016, was largely due to the impact of foreign exchange translation.

TABLE 44: SUMMARY OF DEPOSIT FUNDING
(billions of Canadian dollars)		As at
	January 31	October 31
	2016	2015
P&C deposits – Canadian Retail	$294.8	$293.3
P&C deposits – U.S. Retail	313.1	284.7
Other deposits	1.6	1.6
Total	$609.5	$579.6

 The Bank actively maintains various external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank's wholesale funding is diversified by geography, by currency, and by funding channel. The Bank also utilizes certificates of deposit and commercial paper as short term (1 year and less) funding.

The following table summarizes by geography the term funding programs, with the related program size.

Canada	United States	Europe/Australia
Capital Securities Program ($10 billion)	U.S. SEC (F-10) Registered Capital Securities Program (US$5 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion)

Genesis Trust II Asset-Backed Securities Program ($7 billion)	U.S. SEC (F-10) Registered Senior Medium Term Notes Program (US$20 billion)	UKLA Registered European Medium Term Note Program (US$20 billion)

Senior Medium Term Linked Notes Program ($2 billion)	U.S. SEC (F-3) Registered Linked Notes Program (US$2 billion)	Australian Debt Issuance Programme (A$5 billion)

TD continuously evaluates opportunities to diversify its funding into new markets and potential investor segments against relative issuance costs. Through this diversification, the Bank aims to maximize funding flexibility and minimize funding concentrations and dependency. As presented in the following charts, TD's long-term debt profile is well diversified by currency as well as by type of long-term funding product.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 37

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on one or small groups of depositors for funding. The Bank further limits short-term wholesale funding that can mature in a given time period in an effort to mitigate exposures to refinancing risk during a stress event.

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding outstanding as at January 31, 2016, and October 31, 2015.

TABLE 45: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						January 31		October 31
						2016		2015
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$5,894	$1,101	$1,185	$530	$–	$–	$8,710	$9,902
Bearer deposit note	98	5	1,184	2,249	–	–	3,536	1,678
Certificates of deposit	9,103	20,374	32,645	10,560	595	102	73,379	66,046
Commercial paper	4,150	3,553	5,800	2,457	–	–	15,960	15,304
Asset backed commercial paper[2]	–	–	–	–	–	–	–	–
Covered bonds	–	–	–	4,076	5,995	16,339	26,410	23,719
Mortgage securitization	62	667	1,974	3,687	6,152	19,885	32,427	33,729
Senior unsecured medium term notes	88	1,193	4,119	11,621	7,681	33,521	58,223	53,656
Subordinated notes and debentures[3]	–	–	–	–	–	7,695	7,695	8,637
Term asset backed securitization	–	–	–	–	922	2,500	3,422	3,400
Other[4]	1,260	168	142	1,509	–	20	3,099	1,613
Total	$20,655	$27,061	$47,049	$36,689	$21,345	$80,062	$232,861	$217,684

Of which:
Secured	$62	$667	$1,974	$7,766	$13,069	$38,744	$62,282	$60,871
Unsecured	20,593	26,394	45,075	28,923	8,276	41,318	170,579	156,813
Total	$20,655	$27,061	$47,049	$36,689	$21,345	$80,062	$232,861	$217,684
1	Includes fixed-term deposits with banks.
2	Represents ABCP issued by consolidated bank-sponsored structured entities.
3	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
4	Includes fixed-term deposits from non-bank institutions (unsecured) of $3.1 billion (October 31, 2015 – $1.6 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three months ended January 31, 2016, was $0.4 billion (three months ended January 31, 2015 – $0.7 billion), and other asset-backed securities using real-estate secured loans for the three months ended January 31, 2016, and the three months ended January 31, 2015, was nil. The Bank also issued $4.7 billion of unsecured medium-term notes for the three months ended January 31, 2016, (three months ended January 31, 2015 – $3.7 billion) in various currencies and markets. The total covered bonds issuance for the three months ended January 31, 2016, was $2.3 billion (three months ended January 31, 2015 – nil).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On August 1, 2014, the Department of Finance released a public consultation paper (the "Bail-in Consultation") regarding a proposed Taxpayer Protection and Bank Recapitalization regime (commonly referred to as "bail-in") which outlines their intent to implement a comprehensive risk management framework for Canada’s D-SIBs, which includes TD. The regime is aimed at reducing the likelihood of failure of systemically important banks and providing authorities with the means to restore a bank to viability in the unlikely event that a bank should fail, without disrupting the financial system or economy and without using taxpayer funds. On April 21, 2015, in its 2015 federal budget, the Canadian Federal Government confirmed its intention to implement the bail-in regime. The summary of the proposed bail-in legislation was in line with the proposals in the Bail-in Consultation paper and no implementation timeline has been provided.

In June 2015, the BCBS released the final requirements for the "Net Stable Funding Ratio Disclosure Standards". The standard defines a common public disclosure framework for the NSFR calculated in accordance to the guidelines published by BCBS in October 2014. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. The NSFR and its public disclosure requirement are expected to become minimum standards by January 2018.

On September 30, 2015, the Bank of Canada finalized changes to its framework for financial market operations and emergency lending policies. The reforms are designed to lower the risk profile of core financial institutions (FI) and increase the resilience of funding and market liquidity in times of market stress. In addition, the Bank of Canada made changes to the manner in which it addresses liquidity issues at individual institutions by expanding the role of Emergency Lending Assistance (ELA) in effective recovery and resolution of FIs provided the FI satisfies the requirement of a credible recovery and resolution framework be in place.

On November 9, 2015, the Financial Stability Board issued the final Total Loss-Absorbing Capacity (TLAC) standard for G-SIBs. The TLAC standard defines a minimum requirement for the instruments and liabilities that should be readily available for bail-in within resolution at G-SIBs. Separately and on the same day, the Basel Committee on Banking Supervision released a consultative document on TLAC holdings, setting out its proposed prudential treatment of banks' investments in TLAC. It is applicable to all banks subject to the Basel Committee's standards, including both G-SIBs and non-G-SIBs. Comments on the consultative document are due by February 12, 2016.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 38

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s asset/liability matching or exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 39

TABLE 46: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								January 31, 2016
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,200	$4	$–	$–	$–	$–	$–	$–	$–	$3,204
Interest-bearing deposits with banks	19,506	1,025	236	54	–	–	–	–	27,918	48,739
Trading loans, securities, and other[1]	1,627	4,032	4,030	5,647	3,299	9,458	18,798	17,776	36,693	101,360
Derivatives	5,032	5,041	5,491	4,183	3,005	12,470	27,231	23,189	–	85,642
Financial assets designated at fair value through
profit or loss	150	384	396	682	60	719	879	1,030	225	4,525
Available-for-sale securities	26	1,862	2,181	1,182	1,269	5,221	36,049	44,480	2,102	94,372
Held-to-maturity securities	191	1,706	2,314	2,010	3,379	5,277	38,880	26,450	–	80,207
Securities purchased under reverse repurchase agreements	57,052	29,066	12,693	1,348	563	210	9	–	–	100,941
Loans
Residential mortgages	1,529	4,779	9,850	10,821	7,061	33,679	115,823	31,913	1	215,456
Consumer instalment and other personal	1,154	2,426	3,518	3,721	3,540	17,341	31,325	14,237	61,694	138,956
Credit card	–	–	–	–	–	–	–	–	31,726	31,726
Business and government	18,998	3,939	8,407	4,825	4,960	13,516	57,104	57,276	13,374	182,399
Debt securities classified as loans	4	24	87	38	71	70	192	1,731	–	2,217
Total loans	21,685	11,168	21,862	19,405	15,632	64,606	204,444	105,157	106,795	570,754
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,726)	(3,726)
Loans, net of allowance for loan losses	21,685	11,168	21,862	19,405	15,632	64,606	204,444	105,157	103,069	567,028
Customers' liability under acceptances	13,715	2,794	209	–	2	–	–	–	–	16,720
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,220	7,220
Goodwill[2]	–	–	–	–	–	–	–	–	17,386	17,386
Other intangibles[2]	–	–	–	–	–	–	–	–	2,723	2,723
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,557	5,557
Deferred tax assets	–	–	–	–	–	–	–	–	2,131	2,131
Amounts receivable from brokers, dealers, and clients	21,934	–	–	–	–	–	–	–	–	21,934
Other assets	2,237	2,130	181	75	115	117	189	78	8,773	13,895
Total assets	$146,355	$59,212	$49,593	$34,586	$27,324	$98,078	$326,479	$218,160	$213,797	$1,173,584
Liabilities
Trading deposits	$9,736	$20,005	$35,554	$10,031	$6,250	$484	$1,332	$785	$–	$84,177
Derivatives	4,122	5,044	4,878	2,959	2,901	8,962	21,827	20,319	–	71,012
Securitization liabilities at fair value	5	6	462	–	602	2,320	4,243	3,316	–	10,954
Other financial liabilities designated at fair value through
profit or loss	89	196	339	224	102	74	–	–	–	1,024
Deposits[3,4]
Personal	5,244	6,973	5,917	4,983	4,986	9,882	12,578	181	372,364	423,108
Banks	5,366	902	732	309	89	–	6	13	8,814	16,231
Business and government	17,736	12,922	10,345	14,852	3,313	14,746	42,947	10,531	169,799	297,191
Total deposits	28,346	20,797	16,994	20,144	8,388	24,628	55,531	10,725	550,977	736,530
Acceptances	13,715	2,794	209	–	2	–	–	–	–	16,720
Obligations related to securities sold short[1]	1,674	1,274	1,041	1,219	1,406	3,579	11,481	11,250	8,952	41,876
Obligations related to securities sold under repurchase
agreements	54,942	6,426	2,893	522	304	242	108	–	–	65,437
Securitization liabilities at amortized cost	57	661	1,512	1,917	1,168	3,833	9,696	2,628	–	21,472
Amounts payable to brokers, dealers, and clients	23,161	–	–	–	–	–	–	–	–	23,161
Insurance-related liabilities	135	201	293	351	348	912	1,770	961	1,615	6,586
Other liabilities[5]	2,770	1,387	486	223	682	1,254	2,978	142	5,344	15,266
Subordinated notes and debentures	–	–	–	–	–	–	31	7,664	–	7,695
Equity	–	–	–	–	–	–	–	–	71,674	71,674
Total liabilities and equity	$138,752	$58,791	$64,661	$37,590	$22,153	$46,288	$108,997	$57,790	$638,562	$1,173,584
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$80	$161	$239	$239	$238	$909	$2,211	$4,307	$–	$8,384
Network service agreements	2	3	5	–	–	–	–	–	–	10
Automated teller machines	8	15	24	36	6	24	31	–	–	144
Contact center technology	3	5	8	8	8	33	20	–	–	85
Software licensing and equipment maintenance	62	37	38	28	84	60	77	5	–	391
Credit and liquidity commitments
Financial and performance standby letters of credit	235	1,056	3,036	1,728	3,510	4,602	8,546	357	–	23,070
Documentary and commercial letters of credit	28	46	76	28	19	79	14	–	–	290
Commitments to extend credit and liquidity[6,7]	13,367	16,077	12,117	7,782	5,649	13,781	70,250	2,971	2,133	144,127
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	297	235	72	408	440	–	–	–	1,452
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $26 billion of covered bonds with remaining contractual maturities of $4 billion in ‘over 6 months to 9 months’, $6 billion in 'over 1 to 2 years', $13 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $99 million of capital lease commitments with remaining contractual maturities of $3 million in 'less than 1 month', $7 million in '1 month to 3 months', $8 million in '3 months to 6 months', $7 million in '6 months to 9 months', $6 million in '9 months to 1 year', $17 million in 'over 1 to 2 years', $30 million in 'over 2 to 5 years', and $21 million in 'over 5 years'.
6	Includes $123 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 40

TABLE 46: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars)									As at
								October 31, 2015
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,154	$–	$–	$–	$–	$–	$–	$–	$–	$3,154
Interest-bearing deposits with banks	21,471	420	529	154	53	–	–	–	19,856	42,483
Trading loans, securities, and other[1]	1,955	3,957	3,327	3,524	4,587	9,410	15,426	17,958	35,013	95,157
Derivatives	2,845	4,661	2,906	3,443	3,315	10,102	22,291	19,875	–	69,438
Financial assets designated at fair value through
profit or loss	195	488	535	205	285	552	770	1,171	177	4,378
Available-for-sale securities	268	1,763	1,899	1,299	1,249	4,556	33,196	42,580	1,972	88,782
Held-to-maturity securities	170	966	1,779	1,930	1,896	6,952	35,744	25,013	–	74,450
Securities purchased under reverse repurchase agreements	57,371	21,490	14,315	3,002	1,083	95	8	–	–	97,364
Loans
Residential mortgages	1,301	2,418	12,045	11,703	11,579	30,751	111,105	31,471	–	212,373
Consumer instalment and other personal	970	2,127	4,263	3,529	3,702	7,450	32,885	18,732	61,813	135,471
Credit card	–	–	–	–	–	–	–	–	30,215	30,215
Business and government	18,755	4,682	7,030	6,699	4,132	11,578	49,473	52,845	12,335	167,529
Debt securities classified as loans	1	5	94	43	–	120	243	1,681	–	2,187
Total loans	21,027	9,232	23,432	21,974	19,413	49,899	193,706	104,729	104,363	547,775
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,434)	(3,434)
Loans, net of allowance for loan losses	21,027	9,232	23,432	21,974	19,413	49,899	193,706	104,729	100,929	544,341
Customers' liability under acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	6,683	6,683
Goodwill[2]	–	–	–	–	–	–	–	–	16,337	16,337
Other intangibles[2]	–	–	–	–	–	–	–	–	2,671	2,671
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,314	5,314
Deferred tax assets	–	–	–	–	–	–	–	–	1,931	1,931
Amounts receivable from brokers, dealers, and clients	21,996	–	–	–	–	–	–	–	–	21,996
Other assets	2,356	539	1,468	85	120	93	140	82	8,365	13,248
Total assets	$146,697	$45,896	$50,527	$35,656	$32,001	$81,659	$301,281	$211,408	$199,248	$1,104,373
Liabilities
Trading deposits	$12,654	$16,457	$27,238	$11,751	$4,308	$360	$1,202	$789	$–	$74,759
Derivatives	2,629	4,462	2,599	2,720	2,343	7,520	17,294	17,651	–	57,218
Securitization liabilities at fair value	–	471	27	285	–	1,933	5,033	3,237	–	10,986
Other financial liabilities designated at fair value through
profit or loss	190	204	284	337	224	176	–	–	–	1,415
Deposits[3,4]
Personal	4,580	6,736	7,075	5,252	4,896	9,333	12,353	190	345,403	395,818
Banks	6,118	2,782	774	173	211	1	6	13	7,002	17,080
Business and government	15,815	10,600	6,622	5,813	13,950	13,265	37,896	10,266	168,451	282,678
Total deposits	26,513	20,118	14,471	11,238	19,057	22,599	50,255	10,469	520,856	695,576
Acceptances	13,889	2,380	337	40	–	–	–	–	–	16,646
Obligations related to securities sold short[1]	942	1,631	2,017	1,917	417	3,113	9,583	10,904	8,279	38,803
Obligations related to securities sold under repurchase
agreements	54,621	7,884	2,499	1,427	424	225	76	–	–	67,156
Securitization liabilities at amortized cost	24	983	1,366	1,547	1,971	4,104	10,013	2,735	–	22,743
Amounts payable to brokers, dealers, and clients	22,664	–	–	–	–	–	–	–	–	22,664
Insurance-related liabilities	127	170	257	352	330	829	1,728	1,054	1,672	6,519
Other liabilities[5]	1,356	2,243	682	286	170	1,261	3,215	101	4,909	14,223
Subordinated notes and debentures	–	–	–	–	–	–	–	8,637	–	8,637
Equity	–	–	–	–	–	–	–	–	67,028	67,028
Total liabilities and equity	$135,609	$57,003	$51,777	$31,900	$29,244	$42,120	$98,399	$55,577	$602,744	$1,104,373
Off-balance sheet commitments
Purchase obligations
Operating lease commitments	$77	$155	$231	$228	$227	$874	$2,183	$4,091	$–	$8,066
Network service agreements	2	3	5	5	–	–	–	–	–	15
Automated teller machines	9	19	28	29	30	21	35	–	–	171
Contact center technology	3	5	8	8	8	32	29	–	–	93
Software licensing and equipment maintenance	12	71	36	38	27	112	74	7	–	377
Credit and liquidity commitments
Financial and performance standby letters of credit	868	1,406	2,415	2,917	1,586	3,183	8,479	192	–	21,046
Documentary and commercial letters of credit	53	50	97	64	12	35	19	–	–	330
Commitments to extend credit and liquidity[6,7]	12,541	14,457	9,654	5,665	8,509	11,579	63,334	3,660	1,881	131,280
Non-consolidated structured entity commitments
Commitments to liquidity facilities for ABCP	–	151	148	138	138	464	707	–	–	1,746
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $24 billion of covered bonds with remaining contractual maturities of $4 billion in '9 months to 1 year', $4 billion in 'over 1 to 2 years', $13 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.
5	Includes $106 million of capital lease commitments with remaining contractual maturities of $3 million in 'less than 1 month', $7 million in '1 month to 3 months', $8 million in '3 months to 6 months', $7 million in '6 months to 9 months', $6 million in '9 months to 1 year', $24 million in 'over 1 to 2 years', $29 million in 'over 2 to 5 years', and $22 million in 'over 5 years'.
6	Includes $133 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 41

securitization and off-balance sheet arrangements

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). The Bank uses SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist TD's clients in securitizing their financial assets, and to create investment products for the Bank's clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Note 7 of the Bank's Interim Consolidated Financial Statements for further information regarding the Bank's involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by CMHC. The securitization of the residential mortgages with CMHC does not qualify for derecognition and remain on the Bank's Consolidated Balance Sheet. Additionally, the Bank securitizes personal loans by selling them to Bank sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank's Interim Consolidated Balance Sheet. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Refer to Note 6 and Note 7 of the Interim Consolidated Financial Statements for further information.

TABLE 47: EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR[1]
(millions of Canadian dollars)					As at
			Significant
	Significant		consolidated
	unconsolidated SPEs		SPEs	Non-SPE third-parties
		Carrying			Carrying
		value of			value of
	Securitized	retained	Securitized	Securitized	retained
	assets	interests	assets	assets	interests
				January 31, 2016
Residential mortgage loans	$23,415	$–	$–	$5,792	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Business and government loans	–	–	–	1,803	36
Total exposure	$23,415	$–	$3,642	$7,595	$36

				October 31, 2015
Residential mortgage loans	$23,452	$–	$–	$6,759	$–
Consumer instalment and other personal loans[2]	–	–	3,642	–	–
Business and government loans	–	–	–	1,828	38
Total exposure	$23,452	$–	$3,642	$8,587	$38
1	Includes all assets securitized by the Bank, irrespective of whether they are on-balance sheet or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.
2	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests. As at January 31, 2016, the Bank has not recognized any retained interests due to the securitization of residential mortgage loans on its Consolidated Balance Sheet.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPEs. The Bank consolidates the SPEs as they serve as financing vehicles for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPEs. As at January 31, 2016, the SPEs had nil issued commercial paper outstanding (October 31, 2015 – nil) and $4 billion of issued notes outstanding (October 31, 2015 – $4 billion). As at January 31, 2016, the Bank's maximum potential exposure to loss for these conduits was $4 billion (October 31, 2015 – $4 billion) of which no underlying consumer instalment and other personal loans was government insured (October 31, 2015 – nil).

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 42

Securitization of Third Party-Originated Assets

Significant Non-Consolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $11.6 billion as at January 31, 2016 (October 31, 2015 – $10.6 billion). Further, as at January 31, 2016, the Bank had committed to provide an additional $1.5 billion in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets (October 31, 2015 – $1.7 billion).

All third-party assets securitized by the Bank's non-consolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 48: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED NON-CONSOLIDATED CONDUITS
(millions of Canadian dollars, except as noted)				As at
	January 31, 2016		October 31, 2015
	Exposure and	Expected	Exposure and	Expected
	ratings profile of	weighted-	ratings profile of	weighted-
	unconsolidated SPEs	average life	unconsolidated SPEs	average life
	AAA[1]	(years)[2]	AAA[1]	(years)[2]
Residential mortgage loans	$7,591	3.1	$6,962	3.2
Automobile loans and leases	1,707	1.9	1,847	1.6
Trade receivables	2,300	2.0	1,792	2.2
Total exposure	$11,598	2.7	$10,601	2.7
1	The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
2	Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at January 31, 2016, the Bank held $1.1 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Available-for-sale securities and Trading loans, securities, and other categories on the Bank's Interim Consolidated Balance Sheet (October 31, 2015 – $1.1 billion).

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $1.7 billion as at January 31, 2016 (October 31, 2015 – $1.3 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables and trade receivables. As at January 31, 2016, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

Leveraged Finance Credit Commitments

Also included in "Commitments to extend credit and liquidity" included in Table 46 of this document, are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a borrower with higher leverage ratio, relative to the industry in which it operates, and for the purposes of acquisitions, buyouts or capital distributions. During the current period, we refined our definition and it may be subject to further refinement moving forward. As at January 31, 2016, the Bank's exposure to leveraged finance credit commitments, including funded and unfunded amounts, was $22.3 billion (October 31, 2015 – $11.2 billion).

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 43

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 49: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)							For the three months ended
	2016				2015			2014
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$5,047	$4,887	$4,697	$4,580	$4,560	$4,457	$4,435	$4,391
Non-interest income	3,563	3,160	3,309	3,179	3,054	2,995	3,074	3,044
Total revenue	8,610	8,047	8,006	7,759	7,614	7,452	7,509	7,435
Provision for credit losses	642	509	437	375	362	371	338	392
Insurance claims and related expenses	655	637	600	564	699	720	771	659
Non-interest expenses	4,653	4,911	4,292	4,705	4,165	4,331	4,040	4,029
Provision for (recovery of) income taxes	546	259	502	344	418	370	330	447
Equity in net income of an investment in
TD Ameritrade	109	108	91	88	90	86	77	80
Net income – reported	2,223	1,839	2,266	1,859	2,060	1,746	2,107	1,988
Adjustments for items of note, net of
income taxes[1]
Amortization of intangibles	65	65	62	65	63	62	60	63
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio	(41)	(21)	(19)	(15)	–	–	(24)	–
Restructuring charges	–	243	–	228	–	–	–	–
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs	–	51	–	–	–	–	–	–
Litigation and litigation-related charge/reserve	–	–	(24)	32	–	–	–	–
Integration charges relating to the
acquisition of the credit card portfolio
of MBNA Canada	–	–	–	–	–	54	27	23
Set-up, conversion and other one-time
costs related to affinity relationship with
Aimia and acquisition of Aeroplan Visa
credit card accounts	–	–	–	–	–	–	16	–
Impact of Alberta flood on the loan portfolio	–	–	–	–	–	–	(19)	–
Total adjustments for items of note	24	338	19	310	63	116	60	86
Net income – adjusted	2,247	2,177	2,285	2,169	2,123	1,862	2,167	2,074
Preferred dividends	25	26	25	24	24	32	25	40
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,222	2,151	2,260	2,145	2,099	1,830	2,142	2,034
Attributable to:
Non-controlling interests – adjusted	29	29	28	28	27	27	27	26
Common shareholders – adjusted	$2,193	$2,122	$2,232	$2,117	$2,072	$1,803	$2,115	$2,008

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.17	$0.96	$1.20	$0.98	$1.09	$0.92	$1.12	$1.05
Adjusted	1.18	1.15	1.21	1.15	1.12	0.98	1.15	1.09
Diluted earnings per share
Reported	1.17	0.96	1.19	0.97	1.09	0.91	1.11	1.04
Adjusted	1.18	1.14	1.20	1.14	1.12	0.98	1.15	1.09
Return on common equity – reported	13.3%	11.4%	14.9%	12.8%	14.6%	13.1%	16.3%	15.9%
Return on common equity – adjusted	13.5	13.5	15.0	15.0	15.1	14.0	16.8	16.6
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 44

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's 2015 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's 2015 Annual Consolidated Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB's projects that are relevant to the Bank's financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All D-SIBs, including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9. In December 2015, the Basel Committee on Banking Supervision issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks.

The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan. An Executive Steering Committee has been formed with joint leadership from Finance and Risk and with representation from Technology, Internal Audit, and project management teams. A communication plan including progress reporting protocols has been established with regular updates provided to the Executive Steering Committee on key decisions. IFRS 9 overview sessions have been held at various levels within the Bank, including the Audit and Risk Committees.

The Bank's implementation plan includes the following phases: (a) Initiation and Planning; (b) Detailed Assessment; (c) Design and Solution Development; and (d) Implementation, with work streams focused on each of the three required sections of IFRS 9 noted above as well as Reporting and Disclosures. The Bank is on track with its project timelines. The Initiation and Planning phase is near completion and the Detailed Assessment and Design and Solution Development phases are in progress.

The following is a summary of the new accounting concepts and project status under IFRS 9:

Classification and Measurement

Financial assets will be classified based on the Bank's business model for managing its financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are classified into one of the following three categories, which determine how it is measured subsequent to initial recognition: amortized cost, fair value through other comprehensive income (FVOCI), and fair value through profit or loss. An election may be made to hold certain equity securities at FVOCI, with no subsequent recycling of gains and losses into net income. In addition to the classification tests described above, IFRS 9 also includes an option to irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9, except for financial liabilities measured at fair value through profit or loss when classified as held for trading or designated using the fair value option. When the fair value option is elected, the Bank will be required to recognize the change in the fair value of the financial liability arising from changes in the Bank's own credit risk in other comprehensive income.

The Bank has defined its significant business models and is in the process of assessing the cash flow characteristics for all financial assets under the scope of IFRS 9.

Impairment

IFRS 9 introduces a new impairment model based on expected credit losses (ECLs) which will replace the existing incurred loss model under IAS 39. Currently, impairment losses are recognized when there is objective evidence of credit quality deterioration to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. If there is no objective evidence of impairment for an individual loan, the loan is included in a group of assets with similar credit risk characteristics and collectively assessed for impairment losses incurred but not identified. Under IFRS 9, ECLs will be recognized in profit or loss before a loss event has occurred, which could result in earlier recognition of credit losses compared to the current model.

The expected credit loss model requires the recognition of impairment at an amount equal to 12-month ECLs or lifetime ECLs depending on whether there has been a significant increase in credit risk since initial recognition of the financial instrument. If a significant increase in credit risk has occurred since initial recognition, then impairment is measured as lifetime ECLs otherwise 12-month ECLs are measured. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance will revert back to being measured based on 12-month ECLs.

ECLs will be measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and will consider reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions that impact our credit risk assessment. 12-month ECLs represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within 12 months after the reporting date. The IFRS 9 model breaks down into three stages: Stage 1 – 12-month ECLs for performing instruments, Stage 2 – Lifetime ECLs for performing instruments that have experienced a significant increase in credit risk, and Stage 3 – Lifetime ECLs for non-performing financial assets.

The new impairment model will apply to all financial assets measured at amortized cost or fair value through other comprehensive income with the most significant impact expected to be on loan assets. The model will also apply to loan commitments and financial guarantees that are not measured at fair value through profit or loss.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 45

The Bank is currently assessing the technology requirements for tracking credit migration under the new ECL model as well as the impact to risk parameters and credit risk modelling processes.

General Hedge Accounting

IFRS 9 introduces a new general hedge accounting model which better aligns accounting with risk management activities. The new standard permits a wider range of qualifying hedged items and hedged risks as well as types of hedging instruments. Effectiveness testing will have an increased focus on establishing an economic relationship, achieving a target hedge ratio and monitoring credit risk exposures. Voluntary discontinuation of hedging relationships is no longer permitted except in limited circumstances based on the risk management objectives of hedge strategies. The Bank has an accounting policy choice to adopt the new general hedge accounting model under IFRS 9 or continue to apply the hedge accounting requirements under IAS 39. The Bank continues to evaluate this accounting policy choice in accordance with the project plan.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

Leases

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases, eliminating the distinction between operating and finance leases. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019, for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	January 31	October 31
	2016	2015
ASSETS
Cash and due from banks	$3,204	$3,154
Interest-bearing deposits with banks	48,739	42,483
	51,943	45,637
Trading loans, securities, and other (Note 3)	101,360	95,157
Derivatives (Note 3)	85,642	69,438
Financial assets designated at fair value through profit or loss (Note 3)	4,525	4,378
Available-for-sale securities (Notes 3, 4)	94,372	88,782
	285,899	257,755
Held-to-maturity securities (Note 4)	80,207	74,450
Securities purchased under reverse repurchase agreements	100,941	97,364
Loans (Note 5)
Residential mortgages	215,456	212,373
Consumer instalment and other personal	138,956	135,471
Credit card	31,726	30,215
Business and government	182,399	167,529
Debt securities classified as loans	2,217	2,187
	570,754	547,775
Allowance for loan losses (Note 5)	(3,726)	(3,434)
Loans, net of allowance for loan losses	567,028	544,341
Other
Customers' liability under acceptances	16,720	16,646
Investment in TD Ameritrade (Note 8)	7,220	6,683
Goodwill (Note 9)	17,386	16,337
Other intangibles	2,723	2,671
Land, buildings, equipment, and other depreciable assets	5,557	5,314
Deferred tax assets (Note 17)	2,131	1,931
Amounts receivable from brokers, dealers, and clients	21,934	21,996
Other assets (Note 10)	13,895	13,248
	87,566	84,826
Total assets	$1,173,584	$1,104,373
LIABILITIES
Trading deposits (Notes 3, 11)	$84,177	$74,759
Derivatives (Note 3)	71,012	57,218
Securitization liabilities at fair value (Note 3)	10,954	10,986
Other financial liabilities designated at fair value through profit or loss (Note 3)	1,024	1,415
	167,167	144,378
Deposits (Note 11)
Personal	423,108	395,818
Banks	16,231	17,080
Business and government	297,191	282,678
	736,530	695,576
Other
Acceptances	16,720	16,646
Obligations related to securities sold short	41,876	38,803
Obligations related to securities sold under repurchase agreements	65,437	67,156
Securitization liabilities at amortized cost	21,472	22,743
Amounts payable to brokers, dealers, and clients	23,161	22,664
Insurance-related liabilities	6,586	6,519
Other liabilities (Note 12)	15,266	14,223
	190,518	188,754
Subordinated notes and debentures	7,695	8,637
Total liabilities	1,101,910	1,037,345
EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2016 – 1,851.3, Oct. 31, 2015 – 1,856.2) (Note 14)	20,395	20,294
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2016 – 136.0, Oct. 31, 2015 – 108.0) (Note 14)	3,400	2,700
Treasury shares – common (millions of shares held: Jan. 31, 2016 – (1.0), Oct. 31, 2015 – (1.1)) (Note 14)	(51)	(49)
Treasury shares – preferred (millions of shares held: Jan. 31, 2016 – (0.2), Oct. 31, 2015 – (0.1)) (Note 14)	(4)	(3)
Contributed surplus	198	214
Retained earnings	32,585	32,053
Accumulated other comprehensive income (loss)	13,467	10,209
	69,990	65,418
Non-controlling interests in subsidiaries	1,684	1,610
Total equity	71,674	67,028
Total liabilities and equity	$1,173,584	$1,104,373

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2016	2015
Interest income
Loans	$5,432	$5,075
Securities
Interest	905	746
Dividends	245	311
Deposits with banks	37	36
	6,619	6,168
Interest expense
Deposits	1,098	1,111
Securitization liabilities	124	173
Subordinated notes and debentures	88	100
Other	262	224
	1,572	1,608
Net interest income	5,047	4,560
Non-interest income
Investment and securities services	944	870
Credit fees	251	210
Net securities gain (loss) (Note 4)	(12)	57
Trading income (loss)	41	(52)
Service charges	643	551
Card services	596	428
Insurance revenue	968	899
Trust fees	38	35
Other income (loss)	94	56
	3,563	3,054
Total revenue	8,610	7,614
Provision for credit losses (Note 5)	642	362
Insurance claims and related expenses	655	699
Non-interest expenses
Salaries and employee benefits (Note 16)	2,328	2,244
Occupancy, including depreciation	459	417
Equipment, including depreciation	226	208
Amortization of other intangibles	175	158
Marketing and business development	173	157
Restructuring charges	(2)	–
Brokerage-related fees	81	82
Professional and advisory services	271	241
Communications	67	66
Other	875	592
	4,653	4,165
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,660	2,388
Provision for (recovery of) income taxes	546	418
Equity in net income of an investment in TD Ameritrade (Note 8)	109	90
Net income	2,223	2,060
Preferred dividends	25	24
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,198	$2,036
Attributable to:
Non-controlling interests in subsidiaries	$29	$27
Common shareholders	2,169	2,009
Weighted-average number of common shares outstanding (millions) (Note 18)
Basic	1,854.1	1,844.2
Diluted	1,857.5	1,849.7
Earnings per share (dollars) (Note 18)
Basic	$1.17	$1.09
Diluted	1.17	1.09
Dividends per share (dollars)	0.51	0.47

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2016	2015
Net income	$2,223	$2,060
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	(263)	90
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	18	(21)
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations	4,053	6,289
Net foreign currency translation gains (losses) from hedging activities[3]	(1,119)	(2,116)
Change in net gains (losses) on derivatives designated as cash flow hedges[4]	1,929	3,584
Reclassification to earnings of net losses (gains) on cash flow hedges[5]	(1,360)	(2,806)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[6]	(302)	(335)
	2,956	4,685
Comprehensive income (loss) for the period	$5,179	$6,745
Attributable to:
Preferred shareholders	$25	$24
Common shareholders	5,125	6,694
Non-controlling interests in subsidiaries	29	27
1	Net of income tax recovery of $56 million for the three months ended January 31, 2016 (three months ended January 31, 2015 – net of income tax provision of $79 million).
2	Net of income tax provision of $25 million for the three months ended January 31, 2016 (three months ended January 31, 2015 – net of income tax provision of $47 million).
3	Net of income tax recovery of $403 million for the three months ended January 31, 2016 (three months ended January 31, 2015 – net of income tax recovery of $755 million).
4	Net of income tax provision of $1,391 million for the three months ended January 31, 2016 (three months ended January 31, 2015 – net of income tax provision of $2,283 million).
5	Net of income tax provision of $1,104 million for the three months ended January 31, 2016 (three months ended January 31, 2015 – net of income tax provision of $1,966 million).
6	Net of income tax recovery of $110 million for the three months ended January 31, 2016 (three months ended January 31, 2015 – net of income tax recovery of $123 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2016	2015
Common shares (Note 14)
Balance at beginning of period	$20,294	$19,811
Proceeds from shares issued on exercise of stock options	124	42
Shares issued as a result of dividend reinvestment plan	81	95
Purchase of shares for cancellation	(104)	–
Balance at end of period	20,395	19,948
Preferred shares (Note 14)
Balance at beginning of period	2,700	2,200
Issue of shares	700	500
Balance at end of period	3,400	2,700
Treasury shares – common (Note 14)
Balance at beginning of period	(49)	(54)
Purchase of shares	(1,614)	(1,163)
Sale of shares	1,612	1,038
Balance at end of period	(51)	(179)
Treasury shares – preferred (Note 14)
Balance at beginning of period	(3)	(1)
Purchase of shares	(17)	(32)
Sale of shares	16	30
Balance at end of period	(4)	(3)
Contributed surplus
Balance at beginning of period	214	205
Net premium (discount) on sale of treasury shares	5	13
Stock options	(22)	–
Other	1	(4)
Balance at end of period	198	214
Retained earnings
Balance at beginning of period	32,053	27,585
Net income attributable to shareholders	2,194	2,033
Common dividends	(946)	(867)
Preferred dividends	(25)	(24)
Share issue expenses and others	(6)	(19)
Net premium on repurchase of common shares	(383)	–
Actuarial gains (losses) on employee benefit plans	(302)	(335)
Balance at end of period	32,585	28,373
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	81	638
Other comprehensive income (loss)	(245)	69
Balance at end of period	(164)	707
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,355	3,029
Other comprehensive income (loss)	2,934	4,173
Balance at end of period	11,289	7,202
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,773	1,269
Other comprehensive income (loss)	569	778
Balance at end of period	2,342	2,047
Total	13,467	9,956
Non-controlling interests in subsidiaries
Balance at beginning of period	1,610	1,549
Net income attributable to non-controlling interests in subsidiaries	29	27
Other	45	44
Balance at end of period	1,684	1,620
Total equity	$71,674	$62,629

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2016	2015
Cash flows from (used in) operating activities
Net income before income taxes	$2,769	$2,478
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 5)	642	362
Depreciation	149	143
Amortization of other intangibles	175	158
Net securities losses (gains) (Note 4)	12	(57)
Equity in net income of an investment in TD Ameritrade (Note 8)	(109)	(90)
Deferred taxes	(121)	(344)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(155)	(52)
Securities sold short	3,073	(4,587)
Trading loans and securities	(6,203)	(6,315)
Loans net of securitization and sales	(23,175)	(29,562)
Deposits	49,990	75,593
Derivatives	(2,410)	(7,962)
Financial assets and liabilities designated at fair value through profit or loss	(156)	643
Securitization liabilities	(1,303)	319
Other	(6,977)	(11,474)
Net cash from (used in) operating activities	16,201	19,253
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(1,719)	6,511
Redemption of subordinated notes and debentures (Note 13)	(1,000)	–
Common shares issued (Note 14)	103	36
Preferred shares issued (Note 14)	694	493
Repurchase of common shares	(487)	–
Sale of treasury shares (Note 14)	1,633	1,081
Purchase of treasury shares (Note 14)	(1,631)	(1,195)
Dividends paid	(890)	(796)
Distributions to non-controlling interests in subsidiaries	(29)	(27)
Net cash from (used in) financing activities	(3,326)	6,103
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(6,256)	(6,851)
Activities in available-for-sale securities (Note 4)
Purchases	(10,130)	(9,254)
Proceeds from maturities	8,008	5,792
Proceeds from sales	188	3,889
Activities in held-to-maturity securities (Note 4)
Purchases	(3,751)	(10,603)
Proceeds from maturities	2,829	2,799
Activities in debt securities classified as loans
Purchases	(9)	(14)
Proceeds from maturities	126	180
Proceeds from sales	1	–
Net purchases of land, building, equipment, and other depreciable assets	(392)	(530)
Changes in securities purchased under reverse repurchase agreements	(3,577)	(10,855)
Net cash from (used in) investing activities	(12,963)	(25,447)
Effect of exchange rate changes on cash and due from banks	138	209
Net increase (decrease) in cash and due from banks	50	118
Cash and due from banks at beginning of period	3,154	2,781
Cash and due from banks at end of period	$3,204	$2,899
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$285	$120
Amount of interest paid during the period	1,642	1,591
Amount of interest received during the period	6,289	5,788
Amount of dividends received during the period	274	319

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 51

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2015 Annual Consolidated Financial Statements. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of consolidated financial statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2015 Annual Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three months ended January 31, 2016, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on February 24, 2016.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the 2015 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2015 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2015 Annual Consolidated Financial Statements.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. The Bank is actively monitoring all of the IASB's projects that are relevant to the Bank's financial reporting and accounting policies.

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively with certain exceptions. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks". All domestic systemically important banks (D-SIBs), including the Bank, are required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. Consequential amendments were made to IFRS 7, Financial Instruments: Disclosures (IFRS 7) introducing expanded qualitative and quantitative disclosures related to IFRS 9, which are required to be adopted for the annual period beginning on November 1, 2017, when the Bank first applies IFRS 9.

In December 2015, the Basel Committee on Banking Supervision issued "Guidance on credit risk and accounting for expected credit losses" which sets out supervisory guidance on sound credit risk practices associated with the implementation and ongoing application of expected credit loss accounting frameworks. The adoption of IFRS 9 is a significant initiative for the Bank supported by a formal governance framework and a robust implementation plan.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which clarifies the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. The standard also requires additional qualitative and quantitative disclosures. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank, and is to be applied retrospectively. The Bank is currently assessing the impact of adopting this standard.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 52

Leases

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases, eliminating the distinction between operating and finance leases. Short-term leases, which are defined as those that have a lease term of 12 months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019, for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting IFRS 16.

NOTE 3: FAIR VALUE MEASUREMENTS

Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, assets and liabilities designated at fair value through profit or loss, instruments classified as available-for-sale, derivatives, certain securities purchased under reverse repurchase agreements, certain deposits classified as trading, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost.

Determination of fair value

The fair value of financial instruments traded in active markets at the balance sheet date is based on their available quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

The inherent nature of private equity investing is that the Bank's valuation may change over time due to developments in the business underlying the investment. Such fluctuations may be significant depending on the nature of the factors going into the valuation methodology and the extent of change in those factors.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models.

Valuation Governance

Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which includes consideration of the reliability, relevancy, and timeliness of data.

METHODS AND ASSUMPTIONS

The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:

Government and Government-Related Securities

The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government bond yield curves.

The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to-be-announced market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted-average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.

The fair value of residential mortgage-backed securities is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.

Other Debt Securities

The fair value of corporate and other debt securities, including debt securities reclassified from trading to available-for-sale, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government bond yield curves, credit spreads, and trade execution data.

Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted-average terms to maturity and prepayment rate assumptions.

Equity Securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, and multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 53

If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third-party do not impact the fair value of the original instrument.

Retained Interests

Retained interests are classified as trading securities and are initially recognized at relative fair value. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows using management's best estimates of key assumptions including credit losses, prepayment rates, forward yield curves, and discount rates, that are commensurate with the risks involved. Differences between the actual cash flows and the Bank's estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

Loans

The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, generally the estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, generally the fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

At initial recognition, debt securities classified as loans do not include securities with quoted prices in active markets. When quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.

The fair value of loans carried at fair value through profit or loss, which includes trading loans and loans designated at fair value through profit or loss, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, and corroborates this information using valuation techniques or by obtaining consensus or composite prices from pricing services.

Commodities

The fair value of physical commodities is based on quoted prices in active markets, where available. The Bank also transacts in commodity derivative contracts which can be traded on an exchange or in over-the-counter (OTC) markets.

Derivative Financial Instruments

The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.

Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.

A credit risk valuation adjustment (CRVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.

In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate EIR immediately prior to impairment, after adjusting for the value of collateral. The fair value of non-trading derivatives is determined on the same basis as for trading derivatives.

The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.

A funding valuation adjustment (FVA) is recognized against the model value of OTC derivatives in response to growing evidence that market implied funding costs and benefits are considered in the pricing and fair valuation of uncollateralized derivatives. Some of the key drivers of FVA include the market implied cost of funding spread over the London Interbank Offered Rate (LIBOR) and the expected average exposure by counterparty. FVA is further adjusted to account for the extent to which the funding cost is incorporated into observed traded levels and to calibrate to the expected term of the trade.

The FVA applies to both assets and liabilities, but largely relates to uncollateralized derivative assets given the impact of the Bank's own credit risk, which is a significant component of the funding costs, is already incorporated in the valuation of uncollateralized derivative liabilities through the application of CRVA. The Bank will continue to monitor industry practice, and may refine the methodology and the products to which FVA applies to as market practices evolve.

Deposits

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Securitization Liabilities

The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves. The holders of the securitization liabilities are not exposed to credit risk of the Bank and accordingly, changes in the Bank's own credit do not impact the determination of fair value.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 54

Obligations Related to Securities Sold Short

The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements

Commodities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.

Subordinated Notes and Debentures

The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Other Financial Liabilities Designated at Fair Value

For deposits designated at fair value through profit or loss, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs. The Bank currently issues mortgage loan commitments to its customers which allow them to lock in a fixed mortgage rate prior to their expected funding date. The Bank values loan commitments through the use of an option pricing model and with adjustments calculated using expected funding ratios to arrive at the most representative fair value. The expected funding ratio represents the Bank's best estimate, based on historical analysis, as to the amount of loan commitments that will actually fund. If commitment extensions are exercised by the borrower, the Bank will remeasure the written option at fair value.

Portfolio Exception

IFRS 13 provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities on the basis of net exposure and applies the portfolio exception when determining the fair value of these financial assets and financial liabilities.

Fair Value of Assets and Liabilities not measured at Fair Value

The fair value of assets and liabilities subsequently not measured at fair value include most loans, deposits, certain securitization liabilities, certain securities purchased under reverse repurchase agreements, obligations relating to securities sold under repurchase agreements, and subordinated notes and debentures. For these instruments, fair values are calculated for disclosure purposes only, and the valuation techniques are disclosed above. In addition, the Bank has determined that the carrying value approximates the fair value for the following assets and liabilities as they are usually liquid floating rate financial instruments and are generally short term in nature: cash and due from banks, interest-bearing deposits with banks, customers' liability under acceptances, and acceptances.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 55

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	January 31, 2016		October 31, 2015
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,204	$3,204	$3,154	$3,154
Interest-bearing deposits with banks	48,739	48,739	42,483	42,483
Held-to-maturity securities[1]
Government and government-related securities	46,459	47,040	43,667	44,095
Other debt securities	33,748	33,597	30,783	30,647
Total held-to-maturity securities	80,207	80,637	74,450	74,742
Securities purchased under reverse repurchase agreements	100,941	100,941	97,364	97,364
Loans	565,090	567,627	542,418	544,862
Debt securities classified as loans	1,938	2,173	1,923	2,166
Total loans	567,028	569,800	544,341	547,028
Other
Customers' liability under acceptances	16,720	16,720	16,646	16,646
Amounts receivable from brokers, dealers, and clients	21,934	21,934	21,996	21,996
Other assets	4,470	4,470	4,247	4,247
Total assets not carried at fair value	$843,243	$846,445	$804,681	$807,660

FINANCIAL LIABILITIES
Deposits	$736,530	$738,746	$695,576	$697,376
Acceptances	16,720	16,720	16,646	16,646
Obligations related to securities sold under repurchase agreements	65,437	65,437	67,156	67,156
Securitization liabilities at amortized cost	21,472	21,912	22,743	23,156
Amounts payable to brokers, dealers, and clients	23,161	23,161	22,664	22,664
Other liabilities	8,097	8,149	7,788	7,826
Subordinated notes and debentures	7,695	8,008	8,637	8,992
Total liabilities not carried at fair value	$879,112	$882,133	$841,210	$843,816
1	Includes debt securities reclassified from available-for-sale to held-to-maturity. Refer to Note 4 for carrying value and fair value of the reclassified debt securities.

Fair Value Hierarchy

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and Government bonds that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, certain securitization liabilities, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests in certain loan securitizations and certain derivative contracts.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 56

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at January 31, 2016, and October 31, 2015.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			January 31, 2016				October 31, 2015
	Level 1	Level 2	Level 3	Total[1]	Level 1	Level 2	Level 3	Total[1]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
Government and government-related securities
Canadian government debt
Federal	$784	$11,274	$–	$12,058	$493	$11,560	$–	$12,053
Provinces	–	6,324	64	6,388	–	6,121	24	6,145
U.S. federal, state, municipal governments,
and agencies debt	583	19,206	–	19,789	1	15,719	–	15,720
Other OECD government guaranteed debt	–	3,301	1	3,302	–	4,194	5	4,199
Mortgage-backed securities	–	954	–	954	–	1,019	–	1,019
Other debt securities
Canadian issuers	–	2,612	22	2,634	–	2,558	57	2,615
Other issuers	–	7,985	261	8,246	–	7,359	191	7,550
Equity securities
Common shares	33,949	369	3	34,321	28,933	447	186	29,566
Preferred shares	31	–	26	57	33	–	5	38
Trading loans	–	11,090	–	11,090	–	10,650	–	10,650
Commodities	2,324	161	–	2,485	5,410	154	–	5,564
Retained interests	–	–	36	36	–	–	38	38
	37,671	63,276	413	101,360	34,870	59,781	506	95,157
Derivatives
Interest rate contracts	3	32,420	–	32,423	2	27,968	–	27,970
Foreign exchange contracts	96	49,849	14	49,959	45	38,692	6	38,743
Credit contracts	–	128	–	128	–	59	4	63
Equity contracts	–	1,864	523	2,387	–	1,376	560	1,936
Commodity contracts	23	718	4	745	32	691	3	726
	122	84,979	541	85,642	79	68,786	573	69,438
Financial assets designated at
fair value through profit or loss
Securities	122	4,313	90	4,525	106	4,272	–	4,378
Loans	–	–	–	–	–	–	–	–
	122	4,313	90	4,525	106	4,272	–	4,378
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	–	14,695	–	14,695	–	14,431	–	14,431
Provinces	–	7,485	–	7,485	–	7,185	–	7,185
U.S. federal, state, municipal governments,
and agencies debt	–	26,796	–	26,796	–	22,585	–	22,585
Other OECD government guaranteed debt	–	12,811	7	12,818	–	11,648	7	11,655
Mortgage-backed securities	–	3,856	–	3,856	–	4,060	–	4,060
Other debt securities
Asset-backed securities	–	16,342	–	16,342	–	16,261	501	16,762
Non-agency collateralized mortgage obligation portfolio	–	1,165	–	1,165	–	916	–	916
Corporate and other debt	–	8,600	78	8,678	–	8,618	147	8,765
Equity securities
Common shares[2,3]	149	174	1,656	1,979	177	100	1,575	1,852
Preferred shares	37	–	82	119	20	–	94	114
Debt securities reclassified from trading	–	146	287	433	–	169	282	451
	186	92,070	2,110	94,366	197	85,973	2,606	88,776
Securities purchased under reverse
repurchase agreements	–	14,036	–	14,036	–	13,201	–	13,201

FINANCIAL LIABILITIES
Trading deposits	$–	$82,220	$1,957	$84,177	$–	$72,879	$1,880	$74,759
Derivatives
Interest rate contracts	21	25,978	86	26,085	34	22,959	88	23,081
Foreign exchange contracts	85	41,478	4	41,567	25	30,588	5	30,618
Credit contracts	–	258	–	258	–	290	–	290
Equity contracts	1	1,225	886	2,112	2	1,316	957	2,275
Commodity contracts	34	951	5	990	49	899	6	954
	141	69,890	981	71,012	110	56,052	1,056	57,218
Securitization liabilities at fair value	–	10,954	–	10,954	–	10,986	–	10,986
Other financial liabilities designated
at fair value through profit or loss	–	1,019	5	1,024	–	1,402	13	1,415
Obligations related to securities sold short	9,196	32,662	18	41,876	8,783	29,961	59	38,803
Obligations related to securities sold
under repurchase agreements	–	10,065	–	10,065	–	12,376	–	12,376
1	Fair value is the same as carrying value.
2	As at January 31, 2016, the carrying values of certain available-for-sale equity securities of $6 million (October 31, 2015 – $6 million) are assumed to approximate fair value in the absence of quoted market prices in an active market.
3	As at January 31, 2016, common shares include the fair value of Federal Reserve Stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2015 – $1.3 billion) which are redeemable by the issuer at cost for which cost approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subject to sensitivity analysis of Level 3 financial assets and liabilities.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 57

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2016. During the three months ended January 31, 2015, there was a transfer of $100 million of available-for-sale securities from Level 1 to Level 2. This transfer represented previously on-the-run treasury securities that are now off-the-run.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 58

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three months ended January 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2015	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held[4]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Provinces	$24	$1	$–	$38	$–	$1	$–	$–	$64	$2
Other OECD government
guaranteed debt	5	–	–	1	–	–	–	(5)	1	–
Other debt securities
Canadian issuers	57	–	–	8	–	(42)	–	(1)	22	(2)
Other issuers	191	3	–	32	–	(34)	113	(44)	261	8
Equity securities
Common shares	186	–	–	3	–	(186)	–	–	3	–
Preferred shares	5	–	–	26	–	(5)	–	–	26	–
Retained interests	38	–	–	–	–	(2)	–	–	36	1
	506	4	–	108	–	(268)	113	(50)	413	9
Financial assets designated
at fair value through
profit or loss
Securities	–	–	–	90	–	–	–	–	90	–
	–	–	–	90	–	–	–	–	90	–
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	–	–	–	–	–	–	–	–	–	–
Other OECD government
guaranteed debt	7	–	–	–	–	–	–	–	7	–
Other debt securities
Asset-backed securities	501	–	–	–	–	(501)	–	–	–	–
Corporate and other debt	147	1	6	–	–	(3)	–	(73)	78	2
Equity securities
Common shares	1,575	24	(21)	26	–	52	–	–	1,656	(13)
Preferred shares	94	(16)	4	–	–	–	–	–	82	4
Debt securities reclassified
from trading	282	8	15	–	–	(2)	–	(16)	287	14
	$2,606	$17	$4	$26	$–	$(454)	$–	$(89)	$2,110	$7

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2015	income[1]	in OCI[2]	Purchases	Issuances	Other[3]	Level 3	Level 3	2016	still held[4]
FINANCIAL LIABILITIES
Trading deposits[5]	$1,880	$(32)	$–	$(66)	$242	$(55)	$(12)	$–	$1,957	$(33)
Derivatives[6]
Interest rate contracts	88	(3)	–	–	–	1	–	–	86	1
Foreign exchange contracts	(1)	(7)	–	–	–	(2)	–	–	(10)	(8)
Credit contracts	(4)	3	–	–	–	1	–	–	–	4
Equity contracts	397	(16)	–	(26)	55	(47)	–	–	363	(16)
Commodity contracts	3	5	–	–	–	(6)	(1)	–	1	2
	483	(18)	–	(26)	55	(53)	(1)	–	440	(17)
Other financial liabilities
designated at fair value
through profit or loss	13	(18)	–	–	21	(11)	–	–	5	(13)
Obligations related to
securities sold short	59	–	–	(59)	–	18	–	–	18	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Other comprehensive income (OCI).
3	Consists of sales, settlements, and foreign exchange.
4	Changes in unrealized gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (AOCI).
5	Beginning November 1, 2015, issuances and repurchases of trading deposits are reported on a gross basis.
6	As at January 31, 2016, consists of derivative assets of $0.5 billion (November 1, 2015 – $0.6 billion) and derivative liabilities of $1.0 billion (November 1, 2015 – $1.1 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 59

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements				Transfers	value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$20	$–	$–	$5	$–	$(14)	$18	$(1)	$28	$–
Other issuers	66	(4)	–	23	–	(47)	–	–	38	3
Equity securities
Common shares	4	–	–	18	–	(4)	–	–	18	–
Preferred shares	–	–	–	2	–	–	–	–	2	–
Retained interests	48	2	–	–	–	(4)	–	–	46	–
	138	(2)	–	48	–	(69)	18	(1)	132	3
Financial assets designated
at fair value through
profit or loss
Loans	5	–	–	–	–	(1)	–	–	4	(1)
	5	–	–	–	–	(1)	–	–	4	(1)
Available-for-sale securities
Government and government-
related securities
Canadian government debt
Provinces	51	1	–	–	–	–	–	(52)	–	1
Other OECD government
guaranteed debt	5	–	–	–	–	2	–	–	7	–
Other debt securities
Corporate and other debt	19	–	–	–	–	–	91	–	110	–
Equity securities
Common shares	1,303	45	1	200	–	71	–	–	1,620	32
Preferred shares	141	(3)	(7)	–	–	2	–	–	133	(7)
Debt securities reclassified
from trading	309	20	28	–	–	(65)	–	(3)	289	28
	$1,828	$63	$22	$200	$–	$10	$91	$(55)	$2,159	$54

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2014	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2015	still held[3]
FINANCIAL LIABILITIES
Trading deposits	$1,631	$26	$–	$–	$242	$(152)	$–	$–	$1,747	$16
Derivatives[4]
Interest rate contracts	81	24	–	–	–	–	–	–	105	25
Foreign exchange contracts	(2)	(2)	–	–	–	1	–	1	(2)	(1)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	504	(65)	–	(29)	56	(38)	–	(18)	410	(64)
Commodity contracts	4	20	–	–	–	(9)	–	–	15	15
	587	(23)	–	(29)	56	(46)	–	(17)	528	(25)
Other financial liabilities
designated at fair value
through profit or loss	8	(11)	–	–	11	(4)	–	–	4	(11)
Obligations related to
securities sold short	34	–	–	(33)	–	27	–	(2)	26	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	As at January 31, 2015, consists of derivative assets of $0.8 billion (November 1, 2014 – $1.1 billion) and derivative liabilities of $1.3 billion (November 1, 2014 – $1.6 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 60

Valuation of assets and liabilities classified as Level 3

Significant unobservable inputs in Level 3 positions

The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each observable input may have on the fair value measurement.

Price Equivalent

Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in 'points', and represents a percentage of the par amount, and prices at the lower end of the range are generally a result of securities that are written down. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities. New issuances of debt and equity securities are priced at 100% of the issue price.

Credit Spread

Credit spread is a significant input used in the valuation of many derivatives. It is the primary reflection of the creditworthiness of a counterparty and represents the premium or yield return above the benchmark reference that a bond holder would require in order to allow for the credit quality difference between the entity and the reference benchmark. An increase/(decrease) in credit spread will (decrease)/increase the value of financial instrument. Credit spread may be negative where the counterparty is more credit worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness.

Prepayment Rate and Liquidation Rate

Expected future prepayment and liquidation rates are significant inputs for retained interests and represent the amount of unscheduled principal repayment. The prepayment rate and liquidation rate will be obtained from prepayment forecasts which are based on a number of factors such as historical prepayment rates for similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates.

Correlation

The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.

Implied Volatility

Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.

Funding ratio

The funding ratio is a significant unobservable input required to value certain mortgage commitments issued by the Bank. The funding ratio represents an estimate of percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate difference. An increase/(decrease) in funding ratio will increase/(decrease) the value of the lending commitment in relationship to prevailing interest rates.

Earnings Multiple, Discount Rate, and Liquidity Discount

Earnings multiple, discount rate, and liquidity discount are significant inputs used when valuing certain equity securities and certain retained interests. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.

Net Asset Value

The fair value of certain private funds are based on the net asset value (NAV) provided by fund managers as there are no observable prices for these instruments.

Currency Specific Swap Curve

The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally swap curves are observable, but there may be certain durations or currency specific foreign exchange spot rate and currency specific swap curves that are not observable.

Dividend Yield

Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.

Inflation Rate Swap Curve

The fair value of inflation rate swap contracts is a swap between the interest rate curve and the inflation index. The inflation rate swap spread is not observable and is determined using proxy inputs such as inflation index rates and Consumer Price Index (CPI) bond yields. Generally inflation rate swap curves are observable; however, there may be instances where certain specific swap curves are not observable.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 61

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities

The following tables present the Bank's assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
						As at
			January 31, 2016		October 31, 2015

		Significant
	Valuation	unobservable	Lower	Upper	Lower	Upper
	technique	inputs (Level 3)	range	range	range	range	Unit
Government and government-
related securities	Market comparable	Bond price equivalent	55	135	55	136	points

Other debt securities	Market comparable	Bond price equivalent	–	129	–	128	points

Equity securities[1]	Market comparable	New issue price	100	100	100	100%
	Discounted cash flow	Discount rate	8	20	8	20%
	EBITDA multiple	Earnings multiple	5.8	22	4.6	22	times
	Market comparable	Price equivalent	54	117	52	117%

Retained interests	Discounted cash flow	Prepayment and liquidation rates	–	–	–	–%
		Discount rates	271	330	280	360	bps[2]

Other financial assets designated
at fair value through profit or loss	Net asset value	Net asset value	n/a	n/a	n/a3	n/a3

Derivatives
Interest rate contracts	Swaption model	Currency specific volatility	17	274	17	292%
	Discounted cash flow	Inflation rate swap curve	1	2	1	2%

Foreign exchange contracts	Option model	Currency specific volatility	10	14	8	12%

Credit contracts	Discounted cash flow	Credit spreads	7	84	7	55	bps[2]

Equity contracts	Option model	Price correlation	9	89	10	90%
		Quanto correlation	(38)	17	(38)	17%
		Dividend yield	–	15	–	12%
		Equity volatility	6	97	6	94%

Commodity contracts	Option model	Quanto correlation	(60)	(40)	(45)	(25)%
		Swaption correlation	24	36	24	36%

Trading deposits	Option model	Price correlation	(22)	98	(23)	98%
		Quanto correlation	(38)	17	(38)	17%
		Dividend yield	–	15	–	14%
		Equity volatility	6	143	6	116%
	Swaption model	Currency specific volatility	17	274	17	292%

Other financial liabilities designated
at fair value through profit or loss	Option model	Funding ratio	1	65	1	72%

Obligations related to securities
sold short	Market comparable	New issue price	100	100	100	100%
1	As at January 31, 2016, common shares exclude the fair value of Federal Reserve stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2015 – $1.3 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.
2	Basis points.
3	Not applicable.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 62

Sensitivity

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, as at January 31, 2016, and October 31, 2015, that are classified in Level 3 of the fair value hierarchy. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For credit derivatives, sensitivity was calculated on unobservable credit spreads using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends by 5%, correlation by 10%, or the price of the underlying equity instrument by 10% and volatility from (13)% to 33%. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation. For available-for-sale equity securities and other financial assets designated at fair value through profit or loss, the sensitivity was calculated based on an upward shock of up to 10%, and a downward shock of up to 20% of the fair value reported.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	January 31, 2016		October 31, 2015
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value
FINANCIAL ASSETS
Trading loans, securities, and other
Equity securities
Common shares	$–	$–	$6	$6
Preferred shares	1	1	–	–
Retained interests	2	–	2	–
	3	1	8	6
Derivatives
Equity contracts	27	38	24	33
	27	38	24	33
Financial assets designated at fair value through profit or loss
Securities	5	5	–	–
	5	5	–	–
Available-for-sale securities
Other debt securities
Corporate and other debt	2	2	3	3
Equity securities
Common shares	46	14	52	16
Preferred shares	15	5	5	5
Debt securities reclassified from trading	5	5	4	4
	68	26	64	28
FINANCIAL LIABILITIES
Trading deposits	11	15	13	17
Derivatives
Interest rate contracts	16	12	29	14
Equity contracts	59	42	54	40
	75	54	83	54
Other financial liabilities designated at fair value through profit or loss	1	1	2	2
Obligations related to security sold short	–	–	1	1
Total	$190	$140	$195	$141

The best evidence of a financial instrument's fair value at initial recognition is its transaction price unless the fair value of the instrument is evidenced by comparison with other observable current market transactions in the same instrument (that is, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Consequently, the difference between the fair value using other observable current market transactions or a valuation technique and the transaction price results in an unrealized gain or loss at initial recognition.

The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the significant non-observable inputs in the valuation technique used to value the instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs at initial recognition.

(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2016	2015
Balance as at beginning of period	$30	$33
New transactions	17	11
Recognized in the Interim Consolidated Statement of Income during the period	(10)	(10)
Balance as at end of period	$37	$34

FINANCIAL ASSETS AND LIABILITIES Designated at Fair Value

Securities Designated at Fair Value through Profit or Loss

Certain securities that support insurance reserves within certain of the Bank's insurance subsidiaries have been designated at fair value through profit or loss. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, with changes in the discount factor being recognized in the Interim Consolidated Statement of Income. By designating the securities at fair value through profit or loss, the unrealized gain or loss on the securities is recognized in the Interim Consolidated Statement of Income in the same period as a portion of the income or loss resulting from changes to the discount rate used to value the insurance liabilities.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 63

In addition, certain government and government-insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank's overall interest rate risk management strategy and have been designated at fair value through profit or loss. The derivatives are carried at fair value, with the change in fair value recognized in non-interest income.

Other Liabilities Designated at Fair Value through Profit or Loss

Certain deposits and loan commitments issued to customers to provide a mortgage at a fixed rate have been designated at fair value through profit or loss. These deposits and commitments are economically hedged with derivatives and other financial instruments where the changes in fair value are recognized in non-interest income. The designation of these deposits and loan commitments at fair value through profit or loss eliminates an accounting mismatch that would otherwise arise. The contractual maturity amounts for the deposits designated at fair value through profit or loss were $3 million less than the carrying amount as at January 31, 2016 (October 31, 2015 – $4 million less than the carrying amount). As at January 31, 2016, the fair value of deposits designated at fair value through profit or loss includes nil of the Bank's own credit risk (October 31, 2015 – $1 million). Due to the short-term nature of the loan commitments, changes in the Bank's own credit risk do not have a significant impact on the determination of fair value.

Income (Loss) from Changes in Fair Value of Financial Assets and Liabilities Designated at Fair Value through Profit or Loss

During the three months ended January 31, 2016, the income (loss) representing net changes in the fair value of financial assets and liabilities designated at fair value through profit or loss was $(5) million (three months ended January 31, 2015 – $71 million).

NOTE 4: SECURITIES

RECLASSIFICATION OF CERTAIN DEBT SECURITIES – TRADING TO AVAILABLE-FOR-SALE

During 2008, the Bank changed its trading strategy with respect to certain debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were initially recorded as trading securities measured at fair value with any changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to available-for-sale effective August 1, 2008.

The fair value of the reclassified debt securities was $433 million as at January 31, 2016 (October 31, 2015 – $451 million). For the three months ended January 31, 2016, net interest income of $6 million after tax (three months ended January 31, 2015 – $8 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the three months ended January 31, 2016, of $23 million after tax (three months ended January 31, 2015 – decrease of $3 million after tax) was recorded in OCI. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a decrease in net income for the three months ended January 31, 2016, of $23 million after tax (three months ended January 31, 2015 – decrease of $3 million after tax). During the three months ended January 31, 2016, reclassified debt securities with a fair value of $47 million (three months ended January 31, 2015 – $241 million) were sold or matured, and $0.4 million after tax (three months ended January 31, 2015 – $8 million after tax) was recorded in net securities gains during the three months ended January 31, 2016.

RECLASSIFICATIONS OF CERTAIN DEBT SECURITIES – AVAILABLE-FOR-SALE TO HELD-TO-MATURITY

The Bank has reclassified certain debt securities from available-for-sale to held-to-maturity. For these debt securities, the Bank's strategy is to earn the yield to maturity to aid in prudent capital management under Basel III. These debt securities were previously recorded at fair value, with changes in fair value recognized in OCI. Subsequent to the date of reclassification, the net unrealized gain or loss recognized in AOCI is amortized to interest income over the remaining life of the reclassified debt securities using the effective interest rate method (EIRM). The reclassifications are non-cash transactions that are excluded from the Interim Consolidated Statement of Cash Flows.

The Bank has completed the following reclassifications.

Reclassifications from Available-for-Sale to Held-to-Maturity Securities
(millions of Canadian dollars, except as noted)
		January 31, 2016		October 31, 2015		As at the reclassification date
						Weighted-Average	Undiscounted
	Amount	Fair	Carrying	Fair	Carrying	effective interest	recoverable
Reclassification Date	reclassified	value	value	value	value	rate	cash flows
March 1, 2013	$11,084	$3,649	$3,621	$4,248	$4,219	1.8%	$11,341
September 23, 2013	9,854	8,876	8,782	8,995	8,916	1.9	10,742
November 1, 2013	21,597	23,627	23,756	22,532	22,637	1.1	24,519
Other reclassifications[1]	5,044	5,449	5,485	5,085	5,121	3.0	5,859
1	Represents reclassifications completed during the year ended October 31, 2015.

Had the Bank not reclassified these debt securities, the change in the fair value recognized in OCI for these debt securities would have been a decrease of $2 million during the three months ended January 31, 2016 (three months ended January 31, 2015 – an increase of $74 million). After the reclassification, the debt securities contributed the following amounts to net income.

(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2016	2015
Net interest income[1]	$157	$126
Provision for (recovery of) income taxes	59	46
Net income	$98	$80
1	Includes amortization of net unrealized gains of $9 million during the three months ended January 31, 2016 (three months ended January 31, 2015 – $13 million), associated with these reclassified held-to-maturity securities that is presented as reclassification to earnings of net gains in respect of available-for-sale securities on the Interim Consolidated Statement of Comprehensive Income. The impact of this amortization on net interest income is offset by the amortization of the corresponding net reclassification premium on these debt securities.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 64

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at January 31, 2016, and October 31, 2015.

Unrealized Securities Gains (Losses) for Available-for-Sale Securities
(millions of Canadian dollars)							As at
			January 31, 2016				October 31, 2015
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$14,732	$45	$(82)	$14,695	$14,450	$42	$(61)	$14,431
Provinces	7,586	18	(119)	7,485	7,233	19	(67)	7,185
U.S. federal, state, municipal governments, and
agencies debt	26,736	180	(120)	26,796	22,526	169	(110)	22,585
Other OECD government guaranteed debt	12,919	5	(106)	12,818	11,713	4	(62)	11,655
Mortgage-backed securities	3,816	49	(9)	3,856	4,021	49	(10)	4,060
	65,789	297	(436)	65,650	59,943	283	(310)	59,916
Other debt securities
Asset-backed securities	16,549	15	(222)	16,342	16,921	15	(174)	16,762
Non-agency collateralized mortgage obligation
portfolio	1,180	–	(15)	1,165	921	2	(7)	916
Corporate and other debt	8,789	32	(143)	8,678	8,770	75	(80)	8,765
	26,518	47	(380)	26,185	26,612	92	(261)	26,443
Equity securities
Common shares	1,956	91	(62)	1,985	1,770	118	(30)	1,858
Preferred shares	114	6	(1)	119	112	6	(4)	114
	2,070	97	(63)	2,104	1,882	124	(34)	1,972
Debt securities reclassified from trading	405	30	(2)	433	420	33	(2)	451
Total available-for-sale securities	$94,782	$471	$(881)	$94,372	$88,857	$532	$(607)	$88,782
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Securities Gains (Losses)

The following table summarizes the net securities gains and losses for the three months ended January 31.

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2016	2015
Net realized gains (losses)
Available-for-sale securities	$9	$60
Impairment losses
Available-for-sale securities[1]	(21)	(3)
Total	$(12)	$57
1	None of the impairment losses for the three months ended January 31, 2016 (three months ended January 31, 2015 – nil) related to debt securities in the reclassified portfolio as described in the Reclassification of Certain Debt Securities – Trading to Available-for-sale section of the Note.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 65

NOTE 5: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the Bank's loans, impaired loans, and related allowance for loan losses.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	credit losses	losses	loans

								As at January 31, 2016
Residential mortgages[3,4,5]	$211,711	$2,419	$879	$215,009	$–	$37	$73	$110	$214,899
Consumer instalment and other personal[6]	130,299	6,811	1,704	138,814	–	143	681	824	137,990
Credit card	29,336	2,027	365	31,728	–	277	917	1,194	30,534
Business and government[3,4,5]	178,312	2,451	851	181,614	168	31	1,034	1,233	180,381
	$549,658	$13,708	$3,799	$567,165	$168	$488	$2,705	$3,361	$563,804
Debt securities classified as loans				2,217	222	–	57	279	1,938
Acquired credit-impaired loans				1,372	6	80	–	86	1,286
Total				$570,754	$396	$568	$2,762	$3,726	$567,028

								As at October 31, 2015
Residential mortgages[3,4,5]	$208,802	$2,343	$786	$211,931	$–	$47	$58	$105	$211,826
Consumer instalment and other personal[6]	128,123	5,923	1,278	135,324	–	136	632	768	134,556
Credit card	28,148	1,761	306	30,215	–	217	897	1,114	29,101
Business and government[3,4,5]	163,840	1,990	874	166,704	156	28	916	1,100	165,604
	$528,913	$12,017	$3,244	$544,174	$156	$428	$2,503	$3,087	$541,087
Debt securities classified as loans				2,187	207	–	57	264	1,923
Acquired credit-impaired loans				1,414	6	77	–	83	1,331
Total				$547,775	$369	$505	$2,560	$3,434	$544,341
1	Excludes allowance for off-balance sheet positions.
2	As at January 31, 2016, impaired loans exclude $1.3 billion (October 31, 2015 – $1.2 billion) of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $11 billion as at January 31, 2016 (October 31, 2015 – $11 billion), and amortized cost of $11 billion as at January 31, 2016 (October 31, 2015 – $10 billion).
4	Includes insured mortgages of $125 billion as at January 31, 2016 (October 31, 2015 – $126 billion).
5	As at January 31, 2016, impaired loans with a balance of $428 million did not have a related allowance for loan losses (October 31, 2015 – $419 million). An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $20 billion as at January 31, 2016 (October 31, 2015 – $21 billion).

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $138 million as at January 31, 2016 (October 31, 2015 – $134 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 66

The changes to the Bank's allowance for credit losses, as at and for the three months ended January 31, are shown in the following tables.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	January 31
	2015	losses	Write-offs	Recoveries	Disposals	adjustments	2016
Counterparty-specific allowance
Business and government	$156	$4	$(6)	$9	$–	$5	$168
Debt securities classified as loans	207	5	(4)	–	–	14	222
Total counterparty-specific allowance excluding
acquired credit-impaired loans	363	9	(10)	9	–	19	390
Acquired credit-impaired loans[1,2]	6	(2)	–	4	–	(2)	6
Total counterparty-specific allowance	369	7	(10)	13	–	17	396
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	47	(5)	(10)	3	–	2	37
Consumer instalment and other personal	136	175	(241)	69	–	4	143
Credit card	217	276	(294)	71	–	7	277
Business and government	28	16	(25)	10	–	2	31
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	428	462	(570)	153	–	15	488
Acquired credit-impaired loans[1,2]	77	(5)	(1)	3	–	6	80
Total collectively assessed allowance for
individually insignificant impaired loans	505	457	(571)	156	–	21	568
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	58	12	–	–	–	3	73
Consumer instalment and other personal	657	25	–	–	–	26	708
Credit card	1,029	48	–	–	–	40	1,117
Business and government	1,072	97	–	–	–	50	1,219
Debt securities classified as loans	57	(4)	–	–	–	4	57
Total collectively assessed allowance for
incurred but not identified credit losses	2,873	178	–	–	–	123	3,174
Allowance for credit losses
Residential mortgages	105	7	(10)	3	–	5	110
Consumer instalment and other personal	793	200	(241)	69	–	30	851
Credit card	1,246	324	(294)	71	–	47	1,394
Business and government	1,256	117	(31)	19	–	57	1,418
Debt securities classified as loans	264	1	(4)	–	–	18	279
Total allowance for credit losses excluding
acquired credit-impaired loans	3,664	649	(580)	162	–	157	4,052
Acquired credit-impaired loans[1,2]	83	(7)	(1)	7	–	4	86
Total allowance for credit losses	3,747	642	(581)	169	–	161	4,138
Less: Allowance for off-balance sheet
positions[3]	313	88	–	–	–	11	412
Allowance for loan losses	$3,434	$554	$(581)	$169	$–	$150	$3,726
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other acquired credit-impaired (ACI) loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 67

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	January 31
	2014	losses	Write-offs	Recoveries	Disposals	adjustments	2015
Counterparty-specific allowance
Business and government	$134	$4	$(15)	$8	$(3)	$6	$134
Debt securities classified as loans	213	2	(2)	–	–	27	240
Total counterparty-specific allowance excluding
acquired credit-impaired loans	347	6	(17)	8	(3)	33	374
Acquired credit-impaired loans[1,2]	8	(2)	–	2	–	(2)	6
Total counterparty-specific allowance	355	4	(17)	10	(3)	31	380
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	22	7	(9)	6	–	2	28
Consumer instalment and other personal	110	146	(209)	71	–	6	124
Credit card	199	217	(280)	64	–	36	236
Business and government	22	30	(41)	12	–	4	27
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	353	400	(539)	153	–	48	415
Acquired credit-impaired loans[1,2]	89	(5)	(1)	4	–	12	99
Total collectively assessed allowance for
individually insignificant impaired loans	442	395	(540)	157	–	60	514
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	–	–	–	–	5	53
Consumer instalment and other personal	602	(11)	–	–	–	42	633
Credit card	924	1	–	–	–	51	976
Business and government	872	(26)	–	–	–	72	918
Debt securities classified as loans	59	(1)	–	–	–	7	65
Total collectively assessed allowance for
incurred but not identified credit losses	2,505	(37)	–	–	–	177	2,645
Allowance for credit losses
Residential mortgages	70	7	(9)	6	–	7	81
Consumer instalment and other personal	712	135	(209)	71	–	48	757
Credit card	1,123	218	(280)	64	–	87	1,212
Business and government	1,028	8	(56)	20	(3)	82	1,079
Debt securities classified as loans	272	1	(2)	–	–	34	305
Total allowance for credit losses excluding
acquired credit-impaired loans	3,205	369	(556)	161	(3)	258	3,434
Acquired credit-impaired loans[1,2]	97	(7)	(1)	6	–	10	105
Total allowance for credit losses	3,302	362	(557)	167	(3)	268	3,539
Less: Allowance for off-balance sheet
positions[3]	274	(15)	–	–	–	17	276
Allowance for loan losses	$3,028	$377	$(557)	$167	$(3)	$251	$3,263
1	Includes all FDIC covered loans and other ACI loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, refer to the "FDIC Covered Loans" section in this Note.
3	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at January 31, 2016, and October 31, 2015. U.S. Retail may grant a grace period of up to 15 days. As at January 31, 2016, there were $3 billion (October 31, 2015 – $3 billion) of U.S. Retail loans that were up to 15 days past due and are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired[1]
(millions of Canadian dollars)								As at
	January 31, 2016				October 31, 2015
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,574	$729	$116	$2,419	$1,511	$729	$103	$2,343
Consumer instalment and other personal	5,806	780	225	6,811	5,023	702	198	5,923
Credit card	1,540	310	177	2,027	1,317	287	157	1,761
Business and government	2,229	132	90	2,451	1,829	123	38	1,990
Total	$11,149	$1,951	$608	$13,708	$9,680	$1,841	$496	$12,017
1	Excludes all ACI loans and debt securities classified as loans.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 68

COLLATERAL

As at January 31, 2016, the fair value of financial collateral held against loans that were past due but not impaired was $163 million (October 31, 2015 – $279 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

ACQUIRED CREDIT-IMPAIRED LOANS

ACI loans are comprised of commercial, retail, and FDIC covered loans, from the acquisitions of South Financial, FDIC-assisted, Chrysler Financial, and a credit card portfolio within the U.S. strategic cards portfolio, and had outstanding unpaid principal balances of $6.3 billion, $2.1 billion, $874 million, and $41 million, respectively, and fair values of $5.6 billion, $1.9 billion, $794 million, and nil, respectively, at the acquisition dates.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)	As at
	January 31	October 31
	2016	2015
FDIC-assisted acquisitions
Unpaid principal balance[1]	$637	$636
Credit related fair value adjustments[2]	(11)	(12)
Interest rate and other related premium/(discount)	(23)	(23)
Carrying value	603	601
Counterparty-specific allowance[3]	(2)	(1)
Allowance for individually insignificant impaired loans[3]	(46)	(45)
Carrying value net of related allowance – FDIC-assisted acquisitions[4]	555	555
South Financial
Unpaid principal balance[1]	812	853
Credit related fair value adjustments[2]	(18)	(18)
Interest rate and other related premium/(discount)	(23)	(22)
Carrying value	771	813
Counterparty-specific allowance[3]	(4)	(5)
Allowance for individually insignificant impaired loans[3]	(34)	(32)
Carrying value net of related allowance – South Financial	733	776
Other[5]
Unpaid principal balance[1]	15	40
Credit related fair value adjustments[2]	(17)	(40)
Carrying value	(2)	–
Allowance for individually insignificant impaired loans[3]	–	–
Carrying value net of related allowance – Other	(2)	–
Total carrying value net of related allowance – Acquired credit-impaired loans	$1,286	$1,331
1	Represents contractual amount owed net of charge-offs since the acquisition of the loan.
2	Credit related fair value adjustments include incurred credit losses on acquisition and are not accreted to interest income.
3	Management concluded as part of the Bank's assessment of the ACI loans that it was probable that higher than estimated principal credit losses would result in a decrease in expected cash flows subsequent to acquisition. As a result, counterparty-specific and individually insignificant allowances have been recognized.
4	Carrying value does not include the effect of the FDIC loss sharing agreement.
5	Includes Chrysler Financial and an acquired credit card portfolio within the U.S. strategic cards portfolio.

FDIC COVERED LOANS

As at January 31, 2016, the balance of FDIC covered loans was $603 million (October 31, 2015 – $601 million) and was recorded in Loans on the Interim Consolidated Balance Sheet. As at January 31, 2016, the balance of indemnification assets was $31 million (October 31, 2015 – $39 million) and was recorded in Other assets on the Interim Consolidated Balance Sheet.

NOTE 6: TRANSFERS OF FINANCIAL ASSETS

LOAN SECURITIZATIONS

The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in certain circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, the loan is not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using the EIRM.

The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.

The Bank securitizes U.S. originated and purchased residential mortgages with U.S. government agencies which qualify for derecognition from the Bank's Interim Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 69

The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.

In addition, the Bank transfers financial assets to certain consolidated structured entities. Refer to Note 7 for further details.

The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities.

Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank's Securitization Programs
(millions of Canadian dollars)			As at
	January 31, 2016		October 31, 2015
	Fair	Carrying	Fair	Carrying
	value	amount	value	amount
Nature of transaction
Securitization of residential mortgage loans	$29,335	$29,207	$30,355	$30,211
Other financial assets transferred related to securitization[1]	2,886	2,881	3,173	3,170
Total	32,221	32,088	33,528	33,381
Associated liabilities[2]	$(32,866)	$(32,426)	$(34,142)	$(33,729)
1	Includes asset-backed securities, asset-backed commercial paper, cash, repurchase agreements, and Government of Canada securities used to fulfill funding requirements of the Bank's securitization structures after the initial securitization of mortgage loans.
2	Includes securitization liabilities carried at amortized cost of $21 billion as at January 31, 2016 (October 31, 2015 – $23 billion), and securitization liabilities carried at fair value of $11 billion as at January 31, 2016 (October 31, 2015 – $11 billion).

Other Financial Assets Not Qualifying for Derecognition

The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as, debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.

The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities.

Other Financial Assets Not Qualifying for Derecognition
(millions of Canadian dollars)	As at
	January 31	October 31
	2016	2015
Carrying amount of assets
Nature of transaction
Repurchase agreements[1,2]	$22,593	$24,708
Securities lending agreements	14,010	14,239
Total	36,603	38,947
Carrying amount of associated liabilities[2]	$22,626	$24,656
1	Includes $2.0 billion of assets related to precious metals repurchase agreements as at January 31, 2016 (October 31, 2015 – $4.9 billion).
2	Associated liabilities are all related to repurchase agreements.

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION

Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement

Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank's Interim Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at January 31, 2016, the fair value of retained interests was $36 million (October 31, 2015 – $38 million). There are no expected credit losses on the retained interests of the securitized business and government loans as the underlying mortgages are all government insured. A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the three months ended January 31, 2016, the trading income recognized on the retained interest was $1 million (three months ended January 31, 2015 – $2 million).

Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank's Interim Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at January 31, 2016, the carrying value of these servicing rights was $22 million (October 31, 2015 – $20 million) and the fair value was $28 million (October 31, 2015 – $26 million). A gain or loss on sale of the loans is recognized immediately in other income. The gain (loss) on sale of the loans for the three months ended January 31, 2016, was $2.8 million (three months ended January 31, 2015 – nil).

NOTE 7: STRUCTURED ENTITIES

A structured entity is typically created to accomplish a narrow, well-defined objective and may take the form of a corporation, trust, partnership, or unincorporated entity. The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.

Legal restrictions often impose limits on the decision-making power that the entity's governing board, trustee, or management have over the economic activities of the entity. Control over structured entities is not typically determined on the basis of voting rights as any such voting rights may not confer substantive power over the key economic activities of the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the entity indicates that the entity is controlled by the Bank, in accordance with the Bank's accounting policy.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 70

The Bank is involved with structured entities that it sponsors as well as entities sponsored by third-parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity's branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity's performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm's-length services to the entity, for example, by acting as administrator, distributor, custodian, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.

SPONSORED STRUCTURED ENTITIES

The following section outlines the Bank's involvement with key sponsored structured entities.

Securitizations

The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue asset-backed commercial paper (ABCP) or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach. Such securitizations serve a similar purpose for the Bank's clients, who transfer assets into the Bank's securitization entities in return for cash generated through the issuance of ABCP or term securities to third-party investors. The Bank has no rights to the assets as they are owned by the securitization entity.

The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain single-seller and multi-seller conduits for the benefit of ABCP investors. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty issuing ABCP due to illiquidity in the commercial market, the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if an entity is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (that is, draw-down on the facility). These preconditions are in place so that the Bank does not provide credit enhancement through the loan facilities to the conduit. The Bank's exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. The ABCP inventory held is monitored as part of the ongoing consolidation assessment process. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.

The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank's power over the entity's key economic decisions, predominantly, the mix of assets sold into the conduit; and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity's portfolio of assets.

Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through the issuance of short-term commercial paper to third-party investors. These conduits are similar to single-seller conduits except that assets are received from more than one seller and comingled into a single portfolio of assets. The Bank is typically deemed to have power over the entity's key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. Sellers of assets in multi-seller conduits typically continue to be exposed to the variable returns of their portion of transferred assets, through derivatives or the provision of credit mitigation. The Bank's exposure to the variable returns of multi-seller conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers' continued exposure to variable returns from the entity. While the Bank may have power over multi-seller conduits, it is not exposed to significant variable returns and does not consolidate such entities.

Investment Funds and other Asset Management Entities

As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client's risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity's investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity's specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity's portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party investors, as the entity's assets under management (AUM) increases. As a result, the Bank's holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Interim Consolidated Financial Statements. Aside from any seed capital investments, the Bank's interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.

The Bank also sponsors the TD Mortgage Fund (the "Fund"), which is a mutual fund containing a portfolio of Canadian residential mortgages sold by the Bank into the Fund. The Bank has a put option with the Fund under which it is required to repurchase defaulted mortgage loans at their carrying amount from the Fund. The Bank's exposure under this put option is mitigated as the mortgages in the Fund are collateralized and government guaranteed. In addition to the put option, the Bank provides a liquidity facility to the Fund for the benefit of fund unit investors. Under the liquidity facility, the Bank is obligated to repurchase mortgages at their fair value to enable the Fund to honour unit-holder redemptions in the event that the Fund experiences a liquidity event. Generally, the term of these agreements do not exceed five years. While the Bank has power over the Fund, it does not absorb a significant proportion of variable returns from the Fund, as the variability in the fund relates primarily to the credit risk of the underlying mortgages which are government guaranteed. As a result, the Bank does not consolidate the Fund.

The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank's consolidation policy.

Financing Vehicles

The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust III and TD Capital Trust IV (together the "CaTS Entities"); and (2) TD Covered Bond Guarantor Limited Partnership and TD Covered Bond (Legislative) Guarantor Limited Partnership (together the "Covered Bond Entities").

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 71

The CaTS Entities issued innovative capital securities which currently count as Tier 1 Capital of the Bank but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in assets purchased from the Bank which generate income for distribution to investors. The Bank is considered to have decision-making power over the key economic activities of the CaTS Entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. The Bank is exposed to the risks and returns from certain CaTS Entities as it holds the residual risks in those entities, typically through retaining all the voting securities of the entity. Where the entity's portfolio of assets are exposed to risks which are not related to the Bank's own credit risk, the Bank is considered to be exposed to significant variable returns of the entity and consolidates the entity. However, certain CaTS Entities hold assets which are only exposed to the Bank's own credit risk. In this case, the Bank does not absorb significant variable returns of the entity as it is ultimately exposed only to its own credit risk, and does not consolidate.

The Bank issues, or has issued, debt under its covered bond programs where the principal and interest payments of the notes are guaranteed by a covered bond entity, with such guarantee secured by a portfolio of assets held by the entity. Investors in the Bank's covered bonds may have recourse to the Bank should the assets of the covered bond entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entities as it has power over the key economic activities and retains all the variable returns in these entities.

THIRD-PARTY SPONSORED STRUCTURED ENTITIES

In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party sponsored structured entities is described in the following section.

Third-party Sponsored Securitization Programs

The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.

The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank's exposure to the CHT is included in the balance of residential mortgage loans in Note 6.

The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.

Investment Holdings and Derivatives

The Bank may hold interests in third-party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank's Interim Consolidated Balance Sheet. The Bank does not typically consolidate third-party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of the entity.

Financing Transactions

In the normal course of business, the Bank may enter into financing transactions with third-party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities.

Arm's length Servicing Relationships

In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm's length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank's asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity's securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm's length services to a structured entity and, consequently, does not consolidate such entities.

INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES

TD is involved with various unconsolidated structured entities, including holdings in third-party sponsored securitization programs, investment funds and trusts, and investments in community-based U.S. tax-advantage entities. These holdings do not result in the consolidation of these entities as TD does not have the power over these entities.

NOTE 8: INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at January 31, 2016, the Bank's reported investment in TD Ameritrade was 41.68% (October 31, 2015 – 41.54%) of the outstanding shares of TD Ameritrade with a fair value of $9 billion (October 31, 2015 – $10 billion) based on the closing price of US$27.58 (October 31, 2015 – US$34.47) on the New York Stock Exchange.

During the three months ended January 31, 2016, TD Ameritrade repurchased 3.0 million shares (for the year ended October 31, 2015 – 8.4 million shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%: (1) the Bank has no absolute obligation to reduce its ownership percentage to 45% by the termination of the Stockholders Agreement; and (2) stock repurchases cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank temporarily waived its right to designate one of its five directors to accommodate the appointment of a TD Ameritrade nominated director. This waiver is expected to expire by October 1, 2016. The Bank's designated directors include the Bank's Group President and Chief Executive Officer and three independent directors of TD.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 72

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three months ended January 31, 2016, and January 31, 2015, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

CONDENSED CONSOLIDATED BALANCE SHEETS[1]
(millions of Canadian dollars)		As at
	December 31	September 30
	2015	2015
Assets
Receivables from brokers, dealers, and clearing organizations	$1,431	$1,127
Receivables from clients, net	17,380	16,697
Other assets, net	17,277	16,661
Total assets	$36,088	$34,485
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,870	$3,539
Payable to clients	22,557	20,966
Other liabilities	3,694	3,570
Total liabilities	29,121	28,075
Stockholders' equity[2]	6,967	6,410
Total liabilities and stockholders' equity	$36,088	$34,485
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(millions of Canadian dollars, except as noted)	For the three months ended
	December 31	December 31
	2015	2014
Revenues
Net interest revenue	$206	$183
Fee-based and other revenue	878	747
Total revenues	1,084	930
Operating expenses
Employee compensation and benefits	268	226
Other	358	313
Total operating expenses	626	539
Other expense (income)	16	11
Pre-tax income	442	380
Provision for income taxes	159	140
Net income[1]	$283	$240
Earnings per share – basic (dollars)	$0.53	$0.44
Earnings per share – diluted (dollars)	0.52	0.44
1	The Bank's equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles, which are not included.

NOTE 9: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail	Banking	Total
Carrying amount of goodwill as at November 1, 2014	$2,249	$11,834	$150	$14,233
Foreign currency translation adjustments and other	120	1,984	–	2,104
Carrying amount of goodwill as at October 31, 2015	2,369	13,818	150	16,337
Carrying amount of goodwill as at November 1, 2015	2,369	13,818	150	16,337
Foreign currency translation adjustments and other	60	989	–	1,049
Carrying amount of goodwill as at January 31, 2016	$2,429	$14,807	$150	$17,386

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 73

NOTE 10: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	January 31	October 31
	2016	2015
Accounts receivable and other items	$8,410	$7,810
Accrued interest	1,648	1,563
Current income tax receivable	1,494	1,245
Defined benefit asset	11	104
Insurance-related assets, excluding investments	1,454	1,441
Prepaid expenses	878	869
Cheques and other items in transit	–	216
Total	$13,895	$13,248

NOTE 11: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using the EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2016, was $233 billion (October 31, 2015 – $213 billion).

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Deposits
(millions of Canadian dollars)							As at
							January 31	October 31
	By Type			By Country			2016	2015
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$13,884	$358,480	$50,744	$192,792	$228,732	$1,584	$423,108	$395,818
Banks[1]	8,738	76	7,417	11,870	1,675	2,686	16,231	17,080
Business and government[2]	62,783	107,016	127,392	198,217	95,127	3,847	297,191	282,678
Designated at fair value
through profit or loss[3]	–	–	1,020	1,020	–	–	1,020	1,402
Trading[1]	–	–	84,177	5,902	61,518	16,757	84,177	74,759
Total	$85,405	$465,572	$270,750	$409,801	$387,052	$24,874	$821,727	$771,737
Non-interest-bearing deposits
included above
In domestic offices							$6,661	$6,195
In foreign offices							51,016	47,485
Interest-bearing deposits
included above
In domestic offices							403,140	391,088
In foreign offices							360,607	326,885
U.S. federal funds deposited[1]							303	84
Total[2,4]							$821,727	$771,737
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at January 31, 2016, includes $26 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2015 – $24 billion) and $2 billion (October 31, 2015 – $2 billion) due to TD Capital Trust lV.
3	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.
4	As at January 31, 2016, includes deposits of $477 billion (October 31, 2015 – $438 billion) denominated in U.S. dollars and $42 billion (October 31, 2015 – $36 billion) denominated in other foreign currencies.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 74

Term Deposits
(millions of Canadian dollars)							As at
							January 31	October 31
							2016	2015
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$28,103	$9,882	$6,367	$3,594	$2,617	$181	$50,744	$50,415
Banks	7,398	–	6	–	–	13	7,417	10,078
Business and government	59,168	14,746	15,649	13,373	13,925	10,531	127,392	114,227
Designated at fair value through profit or loss[1]	946	74	–	–	–	–	1,020	1,402
Trading	81,576	484	406	468	458	785	84,177	74,759
Total	$177,191	$25,186	$22,428	$17,435	$17,000	$11,510	$270,750	$250,881
1	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

Term Deposits due within a Year
(millions of Canadian dollars)				As at
				January 31	October 31
				2016	2015
		Over 3	Over 6
	Within	months to	months to
	3 months	6 months	12 months	Total	Total
Personal	$12,217	$5,917	$9,969	$28,103	$28,539
Banks	6,268	732	398	7,398	10,058
Business and government	30,658	10,345	18,165	59,168	52,800
Designated at fair value through profit or loss[1]	282	338	326	946	1,226
Trading	29,741	35,554	16,281	81,576	72,408
Total	$79,166	$52,886	$45,139	$177,191	$165,031
1	Included in Other financial liabilities designated at fair value through profit or loss on the Interim Consolidated Balance Sheet.

NOTE 12: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	As at
	January 31	October 31
	2016	2015
Accounts payable, accrued expenses, and other items	$4,029	$3,901
Accrued interest	812	882
Accrued salaries and employee benefits	1,680	2,601
Cheques and other items in transit	1,272	–
Current income tax payable	378	69
Deferred tax liabilities	315	323
Defined benefit liability	2,294	1,947
Liabilities related to structured entities	3,422	3,400
Provisions	1,064	1,100
Total	$15,266	$14,223

NOTE 13: SUBORDINATED NOTES AND DEBENTURES

Issues and Redemptions

On November 2, 2015 (the "Redemption Date"), the Bank redeemed all of its outstanding $1 billion 3.367% subordinated debentures due November 2, 2020, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 75

NOTE 14: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at January 31, 2016, and October 31, 2015.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	January 31, 2016		October 31, 2015
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,856.2	$20,294	1,846.2	$19,811
Proceeds from shares issued on exercise of stock options	3.0	124	3.3	128
Shares issued as a result of dividend reinvestment plan	1.6	81	6.7	355
Purchase of shares for cancellation	(9.5)	(104)	–	–
Balance as at end of period – common shares	1,851.3	$20,395	1,856.2	$20,294
Preferred Shares – Class A
Series S	5.4	$135	5.4	$135
Series T	4.6	115	4.6	115
Series Y	5.5	137	5.5	137
Series Z	4.5	113	4.5	113
Series 1[1]	20.0	500	20.0	500
Series 3[1]	20.0	500	20.0	500
Series 5[1]	20.0	500	20.0	500
Series 7[1]	14.0	350	14.0	350
Series 9[1]	8.0	200	8.0	200
Series 11[1]	6.0	150	6.0	150
Series 12[1,2]	28.0	700	–	–
Balance as at end of period – preferred shares	136.0	$3,400	108.0	$2,700
Treasury shares – common[3]
Balance as at beginning of year	(1.1)	$(49)	(1.6)	$(54)
Purchase of shares	(30.5)	(1,614)	(98.2)	(5,269)
Sale of shares	30.6	1,612	98.7	5,274
Balance as at end of period – treasury shares – common	(1.0)	$(51)	(1.1)	$(49)
Treasury shares – preferred[3]
Balance as at beginning of year	(0.1)	$(3)	–	$(1)
Purchase of shares	(0.8)	(17)	(9.9)	(244)
Sale of shares	0.7	16	9.8	242
Balance as at end of period – treasury shares – preferred	(0.2)	$(4)	(0.1)	$(3)
1	Non-viability contingent capital (NVCC) Series 1, 3, 5, 7, 9, 11, and 12 Preferred Shares qualify as regulatory capital under OSFI's Capital Adequacy Requirements (CAR) guideline. If a NVCC conversion were to occur in accordance with the NVCC Provisions, the maximum number of common shares that could be issued based on the formula for conversion set out in the respective terms and conditions applicable to each Series of shares, assuming there are no declared and unpaid dividends on the respective Series of shares at the time of conversion, as applicable, would be 100 million, 100 million, 100 million, 70 million, 40 million, 30 million, and 140 million, respectively.
2	Issued by the Bank on January 14, 2016, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 5.50% for the initial period ending April 30, 2021. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 4.66%. Holders of these shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series 13, subject to certain conditions, on April 30, 2021, and on April 30 every five years thereafter. Holders of the Series 13 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the then average three-month Government of Canada Treasury Bills yield plus 4.66%. The Series 12 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on April 30, 2021, and on April 30 every five years thereafter.
3	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

Normal Course Issuer Bid

On December 9, 2015, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI approved the Bank's normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. On January 11, 2016, in connection with its NCIB, the Bank announced its intention to purchase for cancellation up to 3 million of its common shares pursuant to private agreements between the Bank and an arm's-length third-party seller. During the quarter, the Bank completed the purchase of common shares by way of private agreements, which shares were purchased at a discount to the prevailing market price of the Bank's common shares on the TSX at the time of purchase. During the quarter ended January 31, 2016, the Bank repurchased 9.5 million common shares under its NCIB at an average price of $51.23 per share for a total amount of $487 million.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 76

NOTE 15: SHARE-BASED COMPENSATION

For the three months ended January 31, 2016, the net compensation expense (reversal) for stock option awards was $(1.3) million (three months ended January 31, 2015 – $5.7 million).

During the three months ended January 31, 2016, 2.5 million (three months ended January 31, 2015 – 2.6 million) options were granted by the Bank with a weighted-average fair value of $4.93 per stock option (three months ended January 31, 2015 – $9.06 per stock option).

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2016	2015
Risk-free interest rate	1.00%	1.44%
Expected option life (years)	6.3 years	6.3 years
Expected volatility[1]	15.82%	25.06%
Expected dividend yield	3.45%	3.65%
Exercise price/share price	$53.15	$52.46
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

NOTE 16: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three months ended January 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2016	2015	2016	2015	2016	2015
Net employee benefits expense
Service cost – benefits earned	$83	$90	$5	$5	$2	$3
Net interest cost (income) on net defined benefit liability (asset)	(1)	3	5	6	8	9
Defined benefit administrative expenses	2	2	–	–	2	2
Past service cost – settlement (gains) losses[2]	–	–	–	–	(12)	(35)
Total expense	$84	$95	$10	$11	$–	$(21)
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.
2	Includes a portion of certain defined benefit pension plans that were settled during the period.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2016	2015
Principal pension plans	$87	$79
Principal non-pension post-retirement benefit plan	3	3
Other pension and retirement plans[1]	9	9
Total	$99	$91
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at January 31, 2016, the Bank expects to contribute an additional $239 million to its principal pension plans, $12 million to its principal non-pension post-retirement benefit plan, and $34 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2016.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 77

NOTE 17: INCOME TAXES

Deferred tax assets and liabilities are comprised of the following.

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	January 31	October 31
	2016	2015
Deferred tax assets
Allowance for credit losses	$824	$737
Land, buildings, equipment, and other depreciable assets	22	19
Deferred (income) expense	66	65
Trading loans	130	124
Employee benefits	710	714
Pensions	222	114
Losses available for carry forward	275	260
Tax credits	356	399
Other	400	322
Total deferred tax assets[1]	3,005	2,754
Deferred tax liabilities
Securities	670	664
Intangibles	428	404
Goodwill	91	78
Total deferred tax liabilities	1,189	1,146
Net deferred tax assets	1,816	1,608
Reflected on the Interim Consolidated Balance Sheet as follows:
Deferred tax assets	2,131	1,931
Deferred tax liabilities[2]	315	323
Net deferred tax assets	$1,816	$1,608
1	The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Interim Consolidated Balance Sheet was $23 million as at January 31, 2016 (October 31, 2015 – $21 million), of which $15 million (October 31, 2015 – $11 million) is scheduled to expire within five years.
2	Included in Other liabilities on the Interim Consolidated Balance Sheet.

NOTE 18: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three months ended January 31, 2016, and January 31, 2015, and the twelve months ended October 31, 2015.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the twelve
	months ended		months ended
	January 31	January 31	October 31
	2016	2015	2015
Basic earnings per share
Net income attributable to common shareholders	$2,169	$2,009	$7,813
Weighted-average number of common shares outstanding (millions)	1,854.1	1,844.2	1,849.2
Basic earnings per share (dollars)	$1.17	$1.09	$4.22
Diluted earnings per share
Net income attributable to common shareholders	$2,169	$2,009	$7,813
Net income available to common shareholders including impact of dilutive securities	2,169	2,009	7,813
Weighted-average number of common shares outstanding (millions)	1,854.1	1,844.2	1,849.2
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	3.4	5.5	4.9
Weighted-average number of common shares outstanding – diluted (millions)	1,857.5	1,849.7	1,854.1
Diluted earnings per share (dollars)[1]	$1.17	$1.09	$4.21
1	For the three months ended January 31, 2016, and January 31, 2015, and the twelve months ended October 31, 2015, the computation of diluted earnings per share did not include any weighted-average options where the option price was greater than the average market price of the Bank's common shares.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 78

NOTE 19: PROVISIONS, CONTINGENT LIABILITIES, PLEDGED ASSETS, AND COLLATERAL

PROVISIONS

The following table summarizes the Bank's provisions.

Provisions
(millions of Canadian dollars)	Asset
	retirement		Litigation and
	Restructuring[1]	obligations	Other	Total
Balance as at November 1, 2015	$486	$70	$231	$787
Additions	4	–	75	79
Amounts used	(149)	–	(48)	(197)
Release of unused amounts	(6)	–	(35)	(41)
Foreign currency translation adjustments and other	13	1	10	24
Balance as at January 31, 2016, before allowance for
credit losses for off-balance sheet instruments	$348	$71	$233	$652
Add: allowance for credit losses for off-balance sheet instruments[2]				412
Balance as at January 31, 2016				$1,064
1	Includes provisions for onerous lease contracts.
2	Refer to Note 5 for further details.

LITIGATION AND OTHER

Litigation and other primarily include provisions relating to legal reserves. In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including class actions and other litigation or disputes with third parties. Legal provisions are established when it becomes probable that the Bank will incur an expense and the amount can be reliably estimated, although it is possible the Bank may incur additional losses and actual losses may vary significantly from the current estimate. The Bank believes the estimate of the aggregate range of reasonably possible losses (that is, those which are neither probable nor remote), in excess of provisions, for its legal proceedings where it is possible to make such an estimate, is from zero to approximately $407 million as at January 31, 2016. This represents the Bank's best estimate based upon currently available information for actions for which an estimate can be made. Actions for which the Bank cannot currently make an estimate, such as those which are in a preliminary stage or for which no specific amount is claimed, have not been included. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings, the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined and the fact that the underlying matters will change from time to time.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, there are a number of uncertainties involved in such proceedings, some of which are beyond the Bank’s control, including, for example, the risk that the requisite external approvals of a particular settlement may not be granted. As such, there is a possibility that the ultimate resolution of those legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal or regulatory actions.

Overdraft Litigation

TD Bank, National Association (TD Bank, N.A.) was originally named as a defendant in six putative nationwide class actions challenging the manner in which it calculates and collects overdraft fees: Dwyer v. TD Bank, N.A. (D. Mass.); Hughes v. TD Bank, N.A. (D. N.J.); Mascaro v. TD Bank, N.A. (D. D.C.); Mazzadra, et al. v. TD Bank, N.A. (S.D. Fla.); Kimenker v. TD Bank, N.A. (D. N.J.); and Mosser v. TD Bank, N.A. (D. Pa.). These actions were transferred to the United States District Court for the Southern District of Florida and have now been dismissed or settled. Settlement payments were made to class members in June 2013, and a second distribution to eligible class members of residual settlement funds was made in October 2014. The Court retains jurisdiction over class members and distributions.

TD Bank, N.A. was subsequently named as a defendant in eleven putative nationwide class actions challenging the overdraft practices of TD Bank, N.A. from August 16, 2010 to the present: King, et al. v. TD Bank, N.A f/k/a Carolina First Bank (D.S.C.); Padilla, et al. v. TD Bank, N.A. (E.D. Pa.); Hurel v. TD Bank, N.A. and The Toronto-Dominion Bank (D.N.J.); Koshgarian v. TD Bank, N.A. and The Toronto-Dominion Bank (S.D.N.Y.); Goodall v. The Toronto-Dominion Bank and TD Bank, N.A. (M.D. FL.); Klein et al. v. TD Bank, N.A. (D.N.J.); Ucciferri v. TD Bank, N.A. (D.N.J.); and Austin v. TD Bank, N.A. (D. Conn.); Robinson v. TD Bank, N.A. (S.D. Fla.) ("Robinson Case No. 60469"); Robinson v. TD Bank, N.A. (S.D. Fla.) ("Robinson Case No. 60476"); and Mingrone v. TD Bank, N.A.(E.D.N.Y.). The King action further challenges the overdraft practices of Carolina First Bank prior to its merger into TD Bank, N.A. in September 2010. The Toronto-Dominion Bank was also named as a defendant in the Hurel, Koshgarian, and Goodall actions, but was subsequently dismissed without prejudice in Hurel. All eleven of the actions have been consolidated for pretrial proceedings as MDL 2613 in the United States District Court for the District of South Carolina. The plaintiffs filed a consolidated amended class action complaint on June 19, 2015. The Toronto-Dominion Bank was not named as a defendant in the consolidated amended class action complaint. On December 10, 2015, the court granted in part and denied in part TD Bank, N.A.'s motion to dismiss. Discovery is ongoing.

Interchange Fee Class Actions

Between 2011 and 2013, seven proposed class actions were commenced in British Columbia, Alberta, Saskatchewan, Ontario and Québec: Coburn and Watson's Metropolitan Home v. Bank of America Corporation, et al.; 1023916 Alberta Ltd. v. Bank of America Corporation, et al.; Macaronies Hair Club v. BOFA Canada Bank, et al.; The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.; Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al. The defendants in each action are Visa Canada Corporation (Visa) and MasterCard International Incorporated (MasterCard) (collectively, the "Networks"), along with TD and several other financial institutions. The plaintiff class members are Canadian merchants who accept payment for products and services by Visa and/or MasterCard. While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules (Honour All Cards, No Discrimination and No Surcharge) have the effect of increasing the merchant fees. The actions include claims of civil conspiracy, breach of the Competition Act, interference with economic relations and unjust enrichment. Unspecified general and punitive damages are sought on behalf of the merchant class members. In the lead case proceeding in British Columbia, the decision to partially certify the action as a class proceeding was appealed by both plaintiff class representatives and defendants and the defendants succeeded in significantly shortening the class period for the plaintiffs' conspiracy claims.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 79

Stanford Litigation

The Toronto-Dominion Bank was named as a defendant in Rotstain v. Trustmark National Bank, et al., a putative class action lawsuit in the United States District Court for the Northern District of Texas related to a US$7.2 billion Ponzi scheme perpetrated by R. Allen Stanford, the owner of Stanford International Bank, Limited ("SIBL"), an offshore bank based in Antigua. Plaintiffs purport to represent a class of investors in SIBL-issued certificates of deposit. The Bank provided certain correspondent banking services to SIBL. Plaintiffs allege that the Bank and four other banks aided and abetted or conspired with Mr. Stanford to commit fraud and that the bank defendants received fraudulent transfers from SIBL by collecting fees for providing certain services.

The Official Stanford Investors Committee, a court-approved committee representing investors, received permission to intervene in the lawsuit and has brought similar claims against all the bank defendants.

The court denied in part and granted in part The Toronto-Dominion Bank’s motion to dismiss the lawsuit on April 21, 2015. The court also entered a class certification scheduling order, requiring the parties to conduct discovery and submit briefing regarding class certification. The class certification motion was fully submitted on October 26, 2015. Plaintiffs filed an amended complaint asserting certain additional state law claims against the Bank on June 23, 2015. The Bank's motion to dismiss the newly amended complaint in its entirety was fully submitted on August 18, 2015.

The Toronto-Dominion Bank is also a defendant in two cases filed in the Ontario Superior Court of Justice: (1) Wide & Dickson v. The Toronto-Dominion Bank, an action filed by the Joint Liquidators of SIBL appointed by the Eastern Caribbean Supreme Court, and (2) Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto-Dominion Bank, an action filed by five investors in certificates of deposits sold by Stanford. The suits assert that the Bank acted negligently and provided knowing assistance to SIBL’s fraud. The court denied the Bank's motion for summary judgement in the Joint Liquidators case to dismiss the action based on the applicable statute of limitations on November 9, 2015 and designated the limitations issues to be addressed as part of a future trial on the merits. The Bank has filed a motion challenging the manner in which the Joint Liquidators have sued on behalf of the SIBL investors. Oral argument of that motion will take place on March 11, 2016.

PLEDGED ASSETS AND COLLATERAL

In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

(millions of Canadian dollars)		As at
	January 31	October 31
	2016	2015[1]
Sources of pledged assets and collateral
Bank assets
Interest-bearing deposits with banks	$7,961	$7,029
Loans	72,872	69,585
Securities	71,832	71,586
Other assets	457	–
	153,122	148,200
Third-party assets[2]
Collateral received and available for sale or repledging	159,474	150,120
Less: Collateral not repledged	(48,196)	(51,012)
	111,278	99,108
	264,400	247,308
Uses of pledged assets and collateral[3]
Derivatives	13,624	11,478
Obligations related to securities sold under repurchase agreements	72,857	70,011
Securities borrowing and lending	34,962	32,511
Obligations related to securities sold short	41,135	36,303
Securitization	35,337	36,490
Covered bond	23,654	22,071
Clearing systems, payment systems, and depositories	5,080	4,137
Foreign governments and central banks	2,366	2,487
Other	35,385	31,820
Total	$264,400	$247,308
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3	Includes $34.9 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at January 31, 2016 (October 31, 2015 – $34.4 billion).

ASSETS SOLD WITH RECOURSE

In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 80

ASSETS SOLD WITH CONTINGENT REPURCHASE OBLIGATIONS

The Bank sells mortgage loans, which it continues to service, to the TD Mortgage Fund (the "Fund"), a mutual fund managed by the Bank. As part of its responsibilities, the Bank has an obligation to repurchase mortgage loans when they default or if the Fund experiences a liquidity event such that it does not have sufficient cash to honor unit holder redemptions. During the three months ended January 31, 2016, the fair value of the mortgages repurchased as a result of a liquidity event was $29 million (three months ended January 31, 2015 – $3 million).

NOTE 20: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three months ended January 31.

Results by Business Segment[1]
(millions of Canadian dollars, except as noted)

	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
			For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net interest income (loss)	$2,491	$2,435	$1,769	$1,430	$459	$597	$328	$98	$5,047	$4,560
Non-interest income (loss)	2,540	2,464	630	511	205	114	188	(35)	3,563	3,054
Provision for (reversal of)
credit losses	228	190	221	107	12	2	181	63	642	362
Insurance claims and related
expenses	655	699	–	–	–	–	–	–	655	699
Non-interest expenses	2,079	2,085	1,406	1,178	429	433	739	469	4,653	4,165
Income (loss) before income taxes	2,069	1,925	772	656	223	276	(404)	(469)	2,660	2,388
Provision for (recovery of)
income taxes	556	476	130	121	62	84	(202)	(263)	546	418
Equity in net income of an
investment in TD Ameritrade	–	–	109	90	–	–	–	–	109	90
Net income (loss)	$1,513	$1,449	$751	$625	$161	$192	$(202)	$(206)	$2,223	$2,060

Total assets as at January 31
(billions of Canadian dollars)	$366.3	$337.9	$382.4	$323.0	$368.7	$376.8	$56.2	$42.5	$1,173.6	$1,080.2
1	Certain comparative amounts have been recast to conform with the revised presentation adopted in the current period related to the U.S. strategic cards portfolio. Revenue, PCL, and expenses related to these portfolios are reported on a net basis for U.S. Retail and on a gross basis in the Interim Consolidated Statement of Income with the corresponding adjustments recorded in the Corporate Segment.
TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 81

NOTE 21: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the three months ended January 31, 2016, the Bank complied with the OSFI guideline related to capital ratios and the leverage ratio. This guideline is based on Basel III. OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks under the CAR guideline are 7%, 8.5%, and 10.5%, respectively.

The following table summarizes the Bank's regulatory capital positions as at January 31, 2016, and October 31, 2015.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	January 31	October 31
	2016	2015
Common Equity Tier 1 Capital	$39,597	$37,958
Common Equity Tier 1 Capital ratio[1]	9.9%	9.9%
Tier 1 Capital	$45,688	$43,416
Tier 1 Capital ratio[1,2]	11.4%	11.3%
Total Capital[3]	$55,172	$53,600
Total Capital ratio[1,4]	13.7%	14.0%
Leverage ratio[5]	3.7	3.7
1	The final CAR guideline postponed the Credit Valuation Adjustment (CVA) capital charge until January 1, 2014, and is being phased in until the first quarter of 2019. Each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2015 and 2016, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.
2	Tier 1 Capital ratio is calculated as Tier 1 Capital divided by Tier 1 Capital RWA.
3	Total Capital includes CET1, Tier 1, and Tier 2 Capital.
4	Total Capital ratio is calculated as Total Capital divided by Total Capital RWA.
5	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposures. Leverage exposures include on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

NOTE 22: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 82

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170, or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On December 11, 2015, the Bank commenced a normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. Pursuant to the Notice of Intention filed with the Toronto Stock Exchange (TSX), the NCIB ends on December 10, 2016, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. During the quarter ended January 31, 2016, the Bank completed its share purchases under the NCIB. A copy of the Notice may be obtained, without charge, by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: http://www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 25, 2016. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2016.jsp on February 25, 2016, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9271 or 1-800-505-9568 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2016.jsp. Replay of the teleconference will be available from 6 p.m. ET on February 25, 2016, until 6 p.m. ET on March 31, 2016, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 3291244.

Annual Meeting

Thursday, March 31, 2016

Fairmont The Queen Elizabeth

Montréal, Québec

TD BANK GROUP • FIRST QUARTER 2016 • REPORT TO SHAREHOLDERS	Page 83